Registration No.  333-135374
                                           1940 Act No. 811-05903

               SECURITIES AND EXCHANGE COMMISSION
                     Washington, D.C.  20549

                   Amendment No. 3 to Form S-6

 FOR REGISTRATION UNDER THE SECURITIES ACT OF 1933 OF SECURITIES
       OF UNIT INVESTMENT TRUSTS REGISTERED ON FORM N-8B-2

A.   Exact name of trust:

                             FT 1201

B.   Name of depositor:

                     FIRST TRUST PORTFOLIOS L.P.

C.   Complete address of depositor's principal executive offices:

                      1001 Warrenville Road
                     Lisle, Illinois  60532

D.        Name and complete address of agents for service:

                                           Copy to:
     JAMES A. BOWEN                        ERIC F. FESS
     c/o First Trust Portfolios L.P.       c/o Chapman and Cutler LLP
     1001 Warrenville Road                 111 West Monroe Street
     Lisle, Illinois  60532                Chicago, Illinois 60603

E.   Title of Securities Being Registered:

     An indefinite number of Units pursuant to Rule 24f-2 promulgated under the Investment Company Act of 1940, as amended


F.   Approximate date of proposed sale to public:

     As soon as practicable after the effective date of the Registration Statement.

|XXX|Check box if it is proposed that this filing will become effective on September 29, 2006 at 2:00 p.m. pursuant to Rule 487.

                ________________________________


         The Dow(sm) Target 5 Portfolio, 4th Quarter 2006 Series
           Global Target 15 Portfolio, 4th Quarter 2006 Series
       The Nasdaq(R) Target 15 Portfolio, 4th Quarter 2006 Series
   NYSE(R) International Target 25 Portfolio, 4th Quarter 2006 Series
          The S&P Target 24 Portfolio, 4th Quarter 2006 Series
          S&P Target SMid 60 Portfolio, 4th Quarter 2006 Series
             Target 50/50 Portfolio, 4th Quarter 2006 Series
     Target Diversified Dividend Portfolio, 4th Quarter 2006 Series
           Target Large-Cap Portfolio, 4th Quarter 2006 Series
           Target Small-Cap Portfolio, 4th Quarter 2006 Series
             Target Triad Portfolio, 4th Quarter 2006 Series
    Target VIP Conservative Equity Portfolio, 4th Quarter 2006 Series

                                 FT 1201

FT 1201 is a series of a unit investment trust, the FT Series. FT 1201 consists of 12 separate portfolios listed above (each, a "Trust," and collectively, the "Trusts"). Each Trust invests in a portfolio of common stocks ("Securities") selected by applying a specialized strategy. The objective of each Trust is to provide the potential for an above-average total return.

THE SECURITIES AND EXCHANGE COMMISSION HAS NOT APPROVED OR DISAPPROVED OF THESE SECURITIES OR PASSED UPON THE ADEQUACY OF THIS PROSPECTUS. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.


                              FIRST TRUST(R)

                             1-800-621-9533


            The date of this prospectus is September 29, 2006

                                Table of Contents

Summary of Essential Information                                   3
Fee Table                                                           7
Report of Independent Registered Public Accounting Firm            10
Statements of Net Assets                                           11
Schedules of Investments                                           15
The FT Series                                                      35
Portfolios                                                         35
Risk Factors                                                       42
Hypothetical Performance Information                               45
Public Offering                                                    49
Distribution of Units                                              51
The Sponsor's Profits                                              52
The Secondary Market                                               53
How We Purchase Units                                              53
Expenses and Charges                                               53
Tax Status                                                         54
Retirement Plans                                                   57
Rights of Unit Holders                                             57
Income and Capital Distributions                                   58
Redeeming Your Units                                               58
Investing in a New Trust                                           60
Removing Securities from a Trust                                   60
Amending or Terminating the Indenture                              61
Information on the Sponsor, Trustee, Fund/SERV(R)
   Eligible Unit Servicing Agent and Evaluator                     62
Other Information                                                  63

                        Summary of Essential Information

                                 FT 1201


                    At the Opening of Business on the
               Initial Date of Deposit-September 29, 2006


                                Sponsor:   First Trust Portfolios L.P.
                                Trustee:   The Bank of New York
Fund/SERV Eligible Unit Servicing Agent:   FTP Services LLC
                              Evaluator:   First Trust Advisors L.P.


                                                                                                             NYSE(R)
                                                          The Dow(sm)      Global           The Nasdaq(R)    International
                                                          Target 5         Target 15        Target 15        Target 25
                                                          Portfolio, 4th   Portfolio, 4th   Portfolio, 4th   Portfolio, 4th
                                                          Quarter 2006     Quarter 2006     Quarter 2006     Quarter 2006
                                                          Series           Series           Series           Series
                                                          ______________   ______________   ______________   ______________
Initial Number of Units (1)                                 14,999           13,117           15,008           14,997
Fractional Undivided Interest in the Trust per Unit (1)   1/14,999         1/13,117         1/15,008         1/14,997
Public Offering Price:
Public Offering Price per Unit (2)                         $10.000          $10.000          $10.000          $10.000
   Less Initial Sales Charge per Unit (3)                    (.100)           (.100)           (.100)           (.100)
                                                        __________       __________      ___________      ___________
Aggregate Offering Price Evaluation of Securities per        9.900            9.900            9.900            9.900
Unit (4)
   Less Deferred Sales Charge per Unit (3)                   (.145)           (.145)           (.145)           (.145)
                                                        __________      ___________      ___________      ___________
Redemption Price per Unit (5)                                9.755            9.755            9.755            9.755
    Less Creation and Development Fee per Unit (3)(5)        (.050)           (.050)           (.050)           (.050)

    Less Organization Costs per Unit (5)                     (.029)           (.029)           (.029)           (.029)
                                                        __________      ___________      ___________      ___________
Net Asset Value per Unit                                    $9.676           $9.676           $9.676           $9.676
                                                        ==========      ===========      ===========      ===========

Estimated Net Annual Distribution per Unit (6)             $ .3261          $ .3666          $ .0000          $ .2359
Cash CUSIP Number                                       30270W 570       30270W 620       30270W 679       30270W 729
Reinvestment CUSIP Number                               30270W 588       30270W 638       30270W 687       30270W 737
Fee Accounts Cash CUSIP Number                          30270W 596       30270W 646       30270W 695       30270W 745
Fee Accounts Reinvestment CUSIP Number                  30270W 604       30270W 653       30270W 703       30270W 752
Fund/SERV Eligible CUSIP Number                         30270W 612       30270W 661       30270W 711       30270W 760
Security Code                                               043124           042895           043129           043134
Ticker Symbol                                               FFIQSX           FGLVQX           FNASQX           FNYIOX

First Settlement Date                                 October 4, 2006
Mandatory Termination Date (7)                        December 31, 2007
Rollover Notification Date (8)                        December 1, 2007
Special Redemption and Liquidation Period (8)         December 15, 2007 to December 31, 2007
Distribution Record Date                              Fifteenth day of each month, commencing October 15, 2006.
Distribution Date (6)                                 Last day of each month, commencing October 31, 2006.

____________

See "Notes to Summary of Essential Information" on page 6.


                        Summary of Essential Information

                                     FT 1201


                    At the Opening of Business on the
               Initial Date of Deposit-September 29, 2006


                                Sponsor:   First Trust Portfolios L.P.
                                Trustee:   The Bank of New York
Fund/SERV Eligible Unit Servicing Agent:   FTP Services LLC
                              Evaluator:   First Trust Advisors L.P.


                                                                                                             Target
                                                           The S&P         S&P                               Diversified
                                                           Target 24       Target SMid 60   Target 50/50     Dividend
                                                           Portfolio, 4th  Portfolio, 4th   Portfolio, 4th   Portfolio, 4th
                                                           Quarter 2006    Quarter 2006     Quarter 2006     Quarter 2006
                                                           Series          Series           Series           Series
                                                          ____________     ____________     ____________     ____________
Initial Number of Units (1)                                  15,032           15,002           39,993           14,999
Fractional Undivided Interest in the Trust per Unit (1)    1/15,032         1/15,002         1/39,993         1/14,999
Public Offering Price:
Public Offering Price per Unit (2)                          $10.000          $10.000          $10.000          $10.000
   Less Initial Sales Charge per Unit (3)                     (.100)           (.100)           (.100)           (.100)
                                                          _________        _________       __________       __________
Aggregate Offering Price Evaluation of Securities per         9.900            9.900            9.900            9.900
Unit (4)
   Less Deferred Sales Charge per Unit (3)                    (.145)           (.145)           (.145)           (.145)
                                                          _________        _________       __________       __________
Redemption Price per Unit (5)                                 9.755            9.755            9.755            9.755
    Less Creation and Development Fee per Unit (3)(5)         (.050)           (.050)           (.050)           (.050)

    Less Organization Costs per Unit (5)                      (.029)           (.029)           (.029)           (.029)
                                                          _________        _________       __________       __________
Net Asset Value per Unit                                   $  9.676         $  9.676         $  9.676         $  9.676
                                                          =========        =========       ==========       ==========

Estimated Net Annual Distribution per Unit (6)              $ .1115          $ .1183          $ .2127          $ .3262
Cash CUSIP Number                                        30270W 778       30270W 828       30270Y 402       30270X 107
Reinvestment CUSIP Number                                30270W 786       30270W 836       30270Y 410       30270X 115
Fee Accounts Cash CUSIP Number                           30270W 794       30270W 844       30270Y 428       30270X 123
Fee Accounts Reinvestment CUSIP Number                   30270W 802       30270W 851       30270Y 436       30270X 131
Fund/SERV Eligible CUSIP Number                          30270W 810       30270W 869       30270Y 444       30270X 149
Security Code                                                042997           043002           042869           043007
Ticker Symbol                                                FTWOQX           FSMQSX           FFIFQX           FDISQX

First Settlement Date                                 October 4, 2006
Mandatory Termination Date (7)                        December 31, 2007
Rollover Notification Date (8)                        December 1, 2007
Special Redemption and Liquidation Period (8)         December 15, 2007 to December 31, 2007
Distribution Record Date                              Fifteenth day of each month, commencing October 15, 2006.
Distribution Date (6)                                 Last day of each month, commencing October 31, 2006.

____________

See "Notes to Summary of Essential Information" on page 6.

                        Summary of Essential Information

                                     FT 1201


                    At the Opening of Business on the
               Initial Date of Deposit-September 29, 2006


                                Sponsor:   First Trust Portfolios L.P.
                                Trustee:   The Bank of New York
Fund/SERV Eligible Unit Servicing Agent:   FTP Services LLC
                              Evaluator:   First Trust Advisors L.P.


                                                                                                               Target VIP
                                                                                                               Conservative
                                                           Target Large-Cap  Target Small-Cap Target Triad     Equity
                                                           Portfolio, 4th    Portfolio, 4th   Portfolio, 4th   Portfolio, 4th
                                                           Quarter 2006      Quarter 2006     Quarter 2006     Quarter 2006
                                                           Series            Series           Series           Series
                                                           ________________  ________________ ______________   ______________
Initial Number of Units (1)                                   14,987           14,994           40,024           40,012
Fractional Undivided Interest in the Trust per Unit (1)     1/14,987         1/14,994         1/40,024         1/40,012
Public Offering Price:
Public Offering Price per Unit (2)                           $10.000          $10.000          $10.000          $10.000
   Less Initial Sales Charge per Unit (3)                      (.100)           (.100)           (.100)           (.100)
                                                           _________       __________       __________       __________
Aggregate Offering Price Evaluation of Securities per          9.900            9.900            9.900            9.900
Unit (4)
   Less Deferred Sales Charge per Unit (3)                     (.145)           (.145)           (.145)           (.145)
                                                           _________        _________       __________       __________
Redemption Price per Unit (5)                                  9.755            9.755            9.755            9.755
    Less Creation and Development Fee per Unit (3)(5)          (.050)           (.050)           (.050)           (.050)

    Less Organization Costs per Unit (5)                       (.029)           (.029)           (.029)           (.029)
                                                           _________       __________       __________       __________
Net Asset Value per Unit                                    $  9.676         $  9.676        $   9.676        $   9.676
                                                           =========       ==========       ==========       ===========

Estimated Net Annual Distribution per Unit (6)              $ .0699           $ .0000          $ .1634          $ .1539
Cash CUSIP Number                                        30270X 156        30270X 206       30270X 255       30270X 305
Reinvestment CUSIP Number                                30270X 164        30270X 214       30270X 263       30270X 313
Fee Accounts Cash CUSIP Number                           30270X 172        30270X 222       30270X 271       30270X 321
Fee Accounts Reinvestment CUSIP Number                   30270X 180        30270X 230       30270X 289       30270X 339
Fund/SERV Eligible CUSIP Number                          30270X 198        30270X 248       30270X 297       30270X 347
Security Code                                                043086            043091           043096           042863
Ticker Symbol                                                FLGCQX            FSMAQX           FTTRQX           FCONQX

First Settlement Date                                 October 4, 2006
Mandatory Termination Date (7)                        December 31, 2007
Rollover Notification Date (8)                        December 1, 2007
Special Redemption and Liquidation Period (8)         December 15, 2007 to December 31, 2007
Distribution Record Date                              Fifteenth day of each month, commencing October 15, 2006.
Distribution Date (6)                                 Last day of each month, commencing October 31, 2006.

____________

See "Notes to Summary of Essential Information" on page 6.

Page 5


                NOTES TO SUMMARY OF ESSENTIAL INFORMATION

(1) As of the close of business on October 2, 2006, we may adjust the number of Units of a Trust so that the Public Offering Price per Unit will equal approximately $10.00. If we make such an adjustment, the fractional undivided interest per Unit will vary from the amounts indicated above.

(2) The Public Offering Price shown above reflects the value of the Securities on the business day prior to the Initial Date of Deposit. No investor will purchase Units at this price. The price you pay for your Units will be based on their valuation at the Evaluation Time on the date you purchase your Units. On the Initial Date of Deposit, the Public Offering Price per Unit will not include any accumulated dividends on the Securities. After this date, a pro rata share of any accumulated dividends on the Securities will be included.

(3) You will pay a maximum sales charge of 2.95% of the Public Offering Price per Unit (equivalent to 2.980% of the net amount invested) which consists of an initial sales charge, a deferred sales charge and a creation and development fee. The sales charges are described in the "Fee Table."

(4) Each listed Security is valued at its last closing sale price on the relevant stock exchange at the Evaluation Time on the business day prior to the Initial Date of Deposit. If a Security is not listed, or if no closing sale price exists, it is valued at its closing ask price on such date. The value of foreign Securities trading in non-U.S. currencies is determined by converting the value of such Securities to their U.S. dollar equivalent based on the offering side of the currency exchange rate for the currency in which a Security is generally denominated at the Evaluation Time on the business day prior to the Initial Date of Deposit. Evaluations for purposes of determining the purchase, sale or redemption price of Units are made as of the close of trading on the New York Stock Exchange ("NYSE") (generally 4:00 p.m. Eastern time) on each day on which it is open (the "Evaluation Time").

(5) During the initial offering period the Redemption Price per Unit will include the creation and development fee and estimated organization costs per Unit. After the initial offering period, the Redemption Price per Unit will not include such creation and development fee and estimated organization costs. See "Redeeming Your Units."

(6) The actual net annual distribution per Unit you receive will vary from that set forth above with changes in a Trust's fees and expenses, dividends received, currency exchange rates, foreign withholding and with the sale of Securities. See "Fee Table" and "Expenses and Charges." The Trustee will distribute money from the Income and Capital Accounts monthly on the last day of each month to Unit holders of record on the fifteenth day of such month provided the aggregate amount available for distribution equals at least 0.1% of the net asset value of a Trust. Undistributed money in the Income and Capital Accounts will be distributed in the next month in which the aggregate amount available for distribution equals or exceeds 0.1% of the net asset value of a Trust. In any case, the Trustee will distribute funds in the Income and Capital Accounts in December of each year. At the rollover date for Rollover Unit holders or upon termination of a Trust for Remaining Unit holders, amounts in the Income Account (which consist of dividends on the Securities) will be included in amounts distributed to Unit holders.

(7) See "Amending or Terminating the Indenture."

(8) See "Investing in a New Trust."

                                    Fee Table

This Fee Table describes the fees and expenses that you may, directly or indirectly, pay if you buy and hold Units of a Trust. See "Public
Offering" and "Expenses and Charges." Although the Trusts have a term of approximately 15 months and are unit investment trusts rather than mutual funds, this information allows you to compare fees.

INSERT:
N:\Departments\CorporatePublishing\Private\Word\Target\NU_QTR2005_Fees.tx
t


                                                          The Dow(sm)                   Global                  The Nasdaq(R)
                                                      Target 5 Portfolio          Target 15 Portfolio         Target 15 Portfolio
                                                    4th Quarter 2006 Series     4th Quarter 2006 Series     4th Quarter 2006 Series
                                                    -----------------------     -----------------------     -----------------------
                                                                Amount                      Amount                      Amount
                                                                per Unit                    per Unit                    per Unit
                                                                --------                    --------                    --------
UNIT HOLDER SALES FEES
(AS A PERCENTAGE OF PUBLIC OFFERING PRICE)

MAXIMUM SALES CHARGE
Initial sales charge                               1.00%(a)     $.100          1.00%(a)     $.100          1.00%(a)     $.100
Deferred sales charge                              1.45%(b)     $.145          1.45%(b)     $.145          1.45%(b)     $.145
Creation and development fee                       0.50%(c)     $.050          0.50%(c)     $.050          0.50%(c)     $.050
                                                   -----        ------         -----        ------         -----        ------
Maximum Sales Charge
(including creation and development fee)           2.95%        $.295          2.95%        $.295          2.95%        $.295
                                                   =====        ======         =====        ======         =====        ======

ORGANIZATION COSTS
(AS A PERCENTAGE OF PUBLIC OFFERING PRICE)
Estimated organization costs                       .290%(d)     $.0290         .290%(d)     $.0290         .290%(d)     $.0290
                                                   =====        ======         =====        ======         =====        ======

ESTIMATED ANNUAL TRUST OPERATING EXPENSES(E)
(AS A PERCENTAGE OF AVERAGE NET ASSETS)
Portfolio supervision, bookkeeping,
    administrative, evaluation and
    Fund/SERV Eligible Unit servicing fees         .060%        $.0060         .060%        $.0060         .060%        $.0060
Trustee's fee and other operating expenses         .139%(f)     $.0139         .198%(f)     $.0198         .149%(f)     $.0149
                                                   -----        ------         -----        ------         -----        ------
Total                                              .199%        $.0199         .258%        $.0258         .209%        $.0209
                                                   =====        ======         =====        ======         =====        ======


                                                    NYSE(R) International          The S&P Target 24          S&P Target SMid 60
                                                      Target 25 Portfolio              Portfolio                   Portfolio
                                                    4th Quarter 2006 Series     4th Quarter 2006 Series     4th Quarter 2006 Series
                                                    -----------------------     -----------------------     -----------------------
                                                                Amount                      Amount                      Amount
                                                                per Unit                    per Unit                    per Unit
                                                                --------                    --------                    --------
UNIT HOLDER SALES FEES
(AS A PERCENTAGE OF PUBLIC OFFERING PRICE)

MAXIMUM SALES CHARGE
Initial sales charge                               1.00%(a)     $.100          1.00%(a)     $.100          1.00%(a)     $.100
Deferred sales charge                              1.45%(b)     $.145          1.45%(b)     $.145          1.45%(b)     $.145
Creation and development fee                       0.50%(c)     $.050          0.50%(c)     $.050          0.50%(c)     $.050
                                                   -----        ------         -----        ------         -----        ------
Maximum Sales Charge
(including creation and development fee)           2.95%        $.295          2.95%        $.295          2.95%        $.295
                                                   =====        ======         =====        ======         =====        ======

ORGANIZATION COSTS
(AS A PERCENTAGE OF PUBLIC OFFERING PRICE)
Estimated organization costs                       .290%(d)     $.0290         .290%(d)     $.0290         .290%(d)     $.0290
                                                   =====        ======         =====        ======         =====        ======

ESTIMATED ANNUAL TRUST OPERATING EXPENSES(E)
(AS A PERCENTAGE OF AVERAGE NET ASSETS)
Portfolio supervision, bookkeeping,
    administrative, evaluation and
    Fund/SERV Eligible Unit servicing fees         .060%        $.0060         .060%        $.0060         .060%        $.0060
Trustee's fee and other operating expenses         .149%(f)     $.0149         .159%(f)     $.0159         .144%(f)     $.0144
                                                   -----        ------         -----        ------         -----        ------
Total                                              .209%        $.0209         .219%        $.0219         .204%        $.0204
                                                   =====        ======         =====        ======         =====        ======

                                                         Target 50/50             Target Diversified           Target Large-Cap
                                                           Portfolio              Dividend Portfolio               Portfolio
                                                    4th Quarter 2006 Series     4th Quarter 2006 Series     4th Quarter 2006 Series
                                                    -----------------------     -----------------------     -----------------------
                                                                Amount                      Amount                      Amount
                                                                per Unit                    per Unit                    per Unit
                                                                --------                    --------                    --------
UNIT HOLDER SALES FEES
(AS A PERCENTAGE OF PUBLIC OFFERING PRICE)

MAXIMUM SALES CHARGE
Initial sales charge                               1.00%(a)     $.100          1.00%(a)     $.100          1.00%(a)     $.100
Deferred sales charge                              1.45%(b)     $.145          1.45%(b)     $.145          1.45%(b)     $.145
Creation and development fee                       0.50%(c)     $.050          0.50%(c)     $.050          0.50%(c)     $.050
                                                   -----        ------         -----        ------         -----        ------
Maximum Sales Charge
(including creation and development fee)           2.95%        $.295          2.95%        $.295          2.95%        $.295
                                                   =====        ======         =====        ======         =====        ======

ORGANIZATION COSTS
(AS A PERCENTAGE OF PUBLIC OFFERING PRICE)
Estimated organization costs                       .290%(d)     $.0290         .290%(d)     $.0290         .290%(d)     $.0290
                                                   =====        ======         =====        ======         =====        ======

ESTIMATED ANNUAL TRUST OPERATING EXPENSES(E)
(AS A PERCENTAGE OF AVERAGE NET ASSETS)
Portfolio supervision, bookkeeping,
    administrative, evaluation and
    Fund/SERV Eligible Unit servicing fees         .060%        $.0060         .060%        $.0060         .060%        $.0060
Trustee's fee and other operating expenses         .300%(f)     $.0300         .109%(f)     $.0109         .109%(f)     $.0109
                                                   -----        ------         -----        ------         -----        ------
Total                                              .360%        $.0360         .169%        $.0169         .169%        $.0169
                                                   =====        ======         =====        ======         =====        ======


                                                                                                                 Target VIP
                                                       Target Small-Cap              Target Triad            Conservative Equity
                                                           Portfolio                   Portfolio                  Portfolio
                                                    4th Quarter 2006 Series     4th Quarter 2006 Series     4th Quarter 2006 Series
                                                    -----------------------     -----------------------     -----------------------
                                                                Amount                      Amount                      Amount
                                                                per Unit                    per Unit                    per Unit
                                                                --------                    --------                    --------
UNIT HOLDER SALES FEES
(AS A PERCENTAGE OF PUBLIC OFFERING PRICE)

MAXIMUM SALES CHARGE
Initial sales charge                               1.00%(a)     $.100          1.00%(a)     $.100          1.00%(a)     $.100
Deferred sales charge                              1.45%(b)     $.145          1.45%(b)     $.145          1.45%(b)     $.145
Creation and development fee                       0.50%(c)     $.050          0.50%(c)     $.050          0.50%(c)     $.050
                                                   -----        ------         -----        ------         -----        ------
Maximum Sales Charge
(including creation and development fee)           2.95%        $.295          2.95%        $.295          2.95%        $.295
                                                   =====        ======         =====        ======         =====        ======

ORGANIZATION COSTS
(AS A PERCENTAGE OF PUBLIC OFFERING PRICE)
Estimated organization costs                       .290%(d)     $.0290         .290%(d)     $.0290         .290%(d)     $.0290
                                                   =====        ======         =====        ======         =====        ======

ESTIMATED ANNUAL TRUST OPERATING EXPENSES(E)
(AS A PERCENTAGE OF AVERAGE NET ASSETS)
Portfolio supervision, bookkeeping,
    administrative, evaluation and
    Fund/SERV Eligible Unit servicing fees         .060%        $.0060         .060%        $.0060         .060%        $.0060
Trustee's fee and other operating expenses         .109%(f)     $.0109         .113%(f)     $.0113         .263%(f)     $.0263
                                                   -----        ------         -----        ------         -----        ------
Total                                              .169%        $.0169         .173%        $.0173         .323%        $.0323
                                                   =====        ======         =====        ======         =====        ======

                                 Example

This example is intended to help you compare the cost of investing in a Trust with the cost of investing in other investment products. The example assumes that you invest $10,000 in a Trust, the principal amount and distributions are rolled every 15 months into a New Trust, you are subject to a reduced transactional sales charge, and you sell your Units at the end of the periods shown. The example also assumes a 5% return on your investment each year and that a Trust's operating expenses stay the same. The example does not take into consideration transaction fees which may be charged by certain broker/dealers for processing redemption requests. Although your actual costs may vary, based on these assumptions your costs would be:


                                                                            1 Year     3 Years    5 Years    10 Years
                                                                            ______     _______    _______    ________
The Dow(sm) Target 5Portfolio, 4th Quarter 2006 Series                     $344       $846       $1,128     $2,317
Global Target 15 Portfolio, 4th Quarter 2006 Series                         350        863        1,158      2,378
The Nasdaq(R) Target 15 Portfolio, 4th Quarter 2006 Series                  345        849        1,133      2,328
NYSE(R) International Target 25 Portfolio, 4th Quarter 2006 Series          345        849        1,133      2,328
The S&P Target 24 Portfolio, 4th Quarter 2006 Series                        346        852        1,138      2,338
S&P Target SMid 60 Portfolio, 4th Quarter 2006 Series                       344        847        1,131      2,322
Target 50/50 Portfolio, 4th Quarter 2006 Series                             360        894        1,209      2,483
Target Diversified Dividend Portfolio, 4th Quarter 2006 Series              341        837        1,113      2,286
Target Large-Cap Portfolio, 4th Quarter 2006 Series                         341        837        1,113      2,286
Target Small-Cap Portfolio, 4th Quarter 2006 Series                         341        837        1,113      2,286
Target Triad Portfolio, 4th Quarter 2006 Series                             341        838        1,115      2,290
Target VIP Conservative Equity Portfolio, 4th Quarter 2006 Series           356        883        1,191      2,445

_____________

(a) The combination of the initial and deferred sales charge comprises what we refer to as the "transactional sales charge." The initial sales charge is actually equal to the difference between the maximum sales charge of 2.95% and the sum of any remaining deferred sales charge and creation and development fee.

(b) The deferred sales charge is a fixed dollar amount equal to $.145 per Unit which, as a percentage of the Public Offering Price, will vary over time. The deferred sales charge will be deducted in three monthly installments commencing January 19, 2007.

(c) The creation and development fee compensates the Sponsor for creating and developing the Trusts. The creation and development fee is a charge of $.050 per Unit collected at the end of the initial offering period which is expected to be approximately three months from the Initial Date of Deposit. If the price you pay for your Units exceeds $10 per Unit, the creation and development fee will be less than 0.50%; if the price you pay for your Units is less than $10 per Unit, the creation and development fee will exceed 0.50%.

(d) Estimated organization costs will be deducted from the assets of each Trust at the end of the initial offering period.

(e) Each of the fees listed herein is assessed on a fixed dollar amount per Unit basis which, as a percentage of average net assets, will vary over time.

(f Other operating expenses for certain Trusts include estimated per Unit costs associated with a license fee as described in "Expenses and Charges," but do not include brokerage costs and other portfolio transaction fees for any of the Trusts. In certain circumstances the Trusts may incur additional expenses not set forth above. See "Expenses and Charges."

                              Report of Independent
                        Registered Public Accounting Firm

The Sponsor, First Trust Portfolios L.P., and Unit Holders
FT 1201


We have audited the accompanying statements of net assets, including the schedules of investments, of FT 1201, comprising The Dow(sm) Target 5 Portfolio, 4th Quarter 2006 Series; Global Target 15 Portfolio, 4th Quarter 2006 Series; The Nasdaq(R) Target 15 Portfolio, 4th Quarter
2006 Series; NYSE(R) International Target 25 Portfolio, 4th Quarter
2006 Series; The S&P Target 24 Portfolio, 4th Quarter 2006 Series; S&P Target SMid 60 Portfolio, 4th Quarter 2006 Series; Target 50/50 Portfolio, 4th Quarter 2006 Series; Target Diversified Dividend Portfolio, 4th Quarter 2006 Series; Target Large-Cap Portfolio, 4th Quarter 2006 Series; Target Small-Cap Portfolio, 4th Quarter 2006 Series; Target Triad Portfolio, 4th Quarter 2006 Series and Target VIP Conservative Equity Portfolio, 4th Quarter 2006 Series (collectively, the "Trusts"), as of the opening of business on September 29, 2006 (Initial Date of Deposit). These statements of net assets are the responsibility of the Trusts' Sponsor. Our responsibility is to express an opinion on these statements of net assets based on our audits.

We conducted our audits in accordance with standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the statements of net assets are free of material misstatement. The Trusts are not required to have, nor were we engaged to perform, audits of the Trusts' internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing opinions on the effectiveness of the Trusts' internal control over financial reporting. Accordingly, we express no such opinions. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the statements of net assets, assessing the accounting principles used and significant estimates made by the Trusts' Sponsor, as well as evaluating the overall presentation of the statements of net assets. Our procedures included confirmation of the irrevocable letter of credit held by The Bank of New York, the Trustee, and allocated among the Trusts for the purchase of Securities, as shown in the statements of net assets, as of the opening of business on September 29, 2006, by correspondence with the Trustee. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the statements of net assets referred to above present fairly, in all material respects, the financial position of FT 1201, comprising The Dow(sm) Target 5 Portfolio, 4th Quarter 2006 Series; Global Target 15 Portfolio, 4th Quarter 2006 Series; The Nasdaq(R) Target 15 Portfolio, 4th Quarter 2006 Series; NYSE(R) International Target 25 Portfolio, 4th Quarter 2006 Series; The S&P Target 24 Portfolio, 4th Quarter 2006 Series; S&P Target SMid 60 Portfolio, 4th Quarter 2006 Series; Target 50/50 Portfolio, 4th Quarter 2006 Series; Target Diversified Dividend Portfolio, 4th Quarter 2006 Series; Target Large-Cap Portfolio, 4th Quarter 2006 Series; Target Small-Cap Portfolio, 4th Quarter 2006 Series; Target Triad Portfolio, 4th Quarter 2006 Series and Target VIP Conservative Equity Portfolio, 4th Quarter 2006 Series, at the opening of business on September 29, 2006 (Initial Date of Deposit) in conformity with accounting principles generally accepted in the United States of America.


DELOITTE & TOUCHE LLP

Chicago, Illinois
September 29, 2006

                            Statements of Net Assets

                                 FT 1201


                    At the Opening of Business on the
               Initial Date of Deposit-September 29, 2006


                                                                                            The Nasdaq(R)      NYSE(R)
                                                      The Dow(sm)        Global Target 15   Target 15          International
                                                      Target 5 Portfolio Portfolio          Portfolio          Target 25
                                                      4th Quarter        4th Quarter        4th Quarter        Portfolio, 4th
                                                      2006 Series        2006 Series        2006 Series        Quarter 2006 Series
                                                      __________________ ________________   _____________      ___________________
NET ASSETS
Investment in Securities represented
   by purchase contracts (1) (2)                      $148,487           $129,860           $148,575           $148,473
Less liability for reimbursement to Sponsor
   for organization costs (3)                             (435)              (380)              (435)              (435)
Less liability for deferred sales charge (4)            (2,175)            (1,902)            (2,176)            (2,175)
Less liability for creation and development fee (5)       (750)              (656)              (750)              (750)
                                                      ________           ________           ________           ________
Net assets                                            $145,127           $126,922           $145,214           $145,113
                                                      ========           ========           ========           ========
Units outstanding                                       14,999             13,117             15,008             14,997
Net asset value per Unit (6)                           $ 9.676            $ 9.676            $ 9.676            $ 9.676

ANALYSIS OF NET ASSETS
Cost to investors (7)                                 $149,987           $131,172           $150,076           $149,972
Less maximum sales charge (7)                           (4,425)            (3,870)            (4,427)            (4,424)
Less estimated reimbursement to Sponsor
   for organization costs (3)                             (435)              (380)              (435)              (435)
                                                      ________           ________           ________           ________
Net assets                                            $145,127           $126,922           $145,214           $145,113
                                                      ========           ========           ========           ========
__________

See "Notes to Statements of Net Assets" on page 14.

                            Statements of Net Assets

                                     FT 1201


                        At the Opening of Business on the
                   Initial Date of Deposit-September 29, 2006



                                                       The S&P             S&P                  Target 50/50     Target Diversified
                                                       Target 24           Target SMid 60       Portfolio        Dividend Portfolio
                                                       Portfolio, 4th      Portfolio, 4th       4th Quarter      4th Quarter
                                                       Quarter 2006 Series Quarter 2006 Series  2006 Series      2006 Series
                                                       ___________________ _____________        _____________    _____________
NET ASSETS
Investment in Securities represented
   by purchase contracts (1) (2)                       $148,821            $148,519             $395,929         $148,494
Less liability for reimbursement to Sponsor
   for organization costs (3)                              (436)               (435)              (1,160)            (435)
Less liability for deferred sales charge (4)             (2,180)             (2,175)              (5,799)          (2,175)
Less liability for creation and development fee (5)        (752)               (750)              (2,000)            (750)
                                                       ________            ________             ________         ________
Net assets                                             $145,453            $145,159             $386,970         $145,134
                                                       ========            ========             ========         ========
Units outstanding                                        15,032              15,002               39,993           14,999
Net asset value per Unit (6)                            $ 9.676             $ 9.676              $ 9.676          $ 9.676

ANALYSIS OF NET ASSETS
Cost to investors (7)                                  $150,323            $150,020             $399,928         $149,994
Less maximum sales charge (7)                           (4,434)              (4,426)             (11,798)          (4,425)
Less estimated reimbursement to Sponsor
   for organization costs (3)                             (436)                (435)              (1,160)            (435)
                                                      ________             ________             ________         ________
Net assets                                            $145,453             $145,159             $386,970         $145,134
                                                      ========             ========             ========         ========
__________

See "Notes to Statements of Net Assets" on page 14.

                            Statements of Net Assets

                                     FT 1201


                    At the Opening of Business on the
               Initial Date of Deposit-September 29, 2006



                                                       Target Large-Cap   Target Small-Cap   Target Triad       Target VIP
                                                       Portfolio          Portfolio          Portfolio          Conservative Equity
                                                       4th Quarter        4th Quarter        4th Quarter        Portfolio, 4th
                                                       2006 Series        2006 Series        2006 Series        Quarter 2006 Series
                                                       _____________      _____________      _____________      _____________
NET ASSETS
Investment in Securities represented
   by purchase contracts (1) (2)                       $148,374           $148,444           $396,233           $396,118
Less liability for reimbursement to Sponsor
   for organization costs (3)                              (435)              (435)            (1,161)            (1,160)
Less liability for deferred sales charge (4)             (2,173)            (2,174)            (5,803)            (5,802)
Less liability for creation and development fee (5)        (749)              (750)            (2,001)            (2,001)
                                                       ________           ________           ________            _______
Net assets                                             $145,017           $145,085           $387,268           $387,155
                                                       ========           ========           ========            =======
Units outstanding                                        14,987             14,994             40,024             40,012
Net asset value per Unit (6)                            $ 9.676            $ 9.676            $ 9.676            $ 9.676

ANALYSIS OF NET ASSETS
Cost to investors (7)                                  $149,873           $149,943           $400,236           $400,119
Less maximum sales charge (7)                            (4,421)            (4,423)           (11,807)           (11,804)
Less estimated reimbursement to Sponsor
   for organization costs (3)                              (435)              (435)            (1,161)            (1,160)
                                                       ________           ________           ________           ________
Net assets                                             $145,017           $145,085           $387,268           $387,155
                                                       ========           ========           ========           ========
__________

See "Notes to Statements of Net Assets" on page 14.


Page 13


                    NOTES TO STATEMENTS OF NET ASSETS

The Sponsor is responsible for the preparation of financial statements in accordance with accounting principles generally accepted in the United States which require the Sponsor to make estimates and assumptions that affect amounts reported herein. Actual results could differ from those estimates.

(1) Each Trust invests in a diversified portfolio of common stocks. Aggregate cost of the Securities listed under "Schedule of Investments" for each Trust is based on their aggregate underlying value. Each Trust has a Mandatory Termination Date of December 31, 2007.

(2) An irrevocable letter of credit for approximately $2,550,000 issued by The Bank of New York (approximately $150,000 will be allocated to each of The Dow(sm) Target 5 Portfolio, 4th Quarter 2006 Series; Global Target 15 Portfolio, 4th Quarter 2006 Series; The Nasdaq(R) Target 15 Portfolio, 4th Quarter 2006 Series; NYSE(R) International Target 25 Portfolio, 4th Quarter 2006 Series; The S&P Target 24 Portfolio, 4th Quarter 2006 Series; S&P Target SMid 60 Portfolio, 4th Quarter 2006 Series; Target Diversified Dividend Portfolio, 4th Quarter 2006 Series; Target Large-Cap Portfolio, 4th Quarter 2006 Series; and Target Small-Cap Portfolio, 4th Quarter 2006 Series; and approximately $400,000 will be allocated to each of Target 50/50 Portfolio, 4th Quarter 2006 Series; Target Triad Portfolio, 4th Quarter 2006 Series; and Target VIP Conservative Equity Portfolio, 4th Quarter 2006 Series) has been deposited with the Trustee as collateral, covering the monies necessary for the purchase of the Securities according to their purchase contracts.

(3) A portion of the Public Offering Price consists of an amount sufficient to reimburse the Sponsor for all or a portion of the costs of establishing the Trusts. These costs have been estimated at $.0290 per Unit per Trust. A payment will be made at the end of the initial offering period to an account maintained by the Trustee from which the obligation of the investors to the Sponsor will be satisfied. To the extent that actual organization costs of a Trust are greater than the estimated amount, only the estimated organization costs added to the Public Offering Price will be reimbursed to the Sponsor and deducted from the assets of such Trust.

(4) Represents the amount of mandatory deferred sales charge distributions from a Trust ($.145 per Unit), payable to the Sponsor in three approximately equal monthly installments beginning on January 19, 2007 and on the twentieth day of each month thereafter (or if such date is not a business day, on the preceding business day) through March 20, 2007. If Unit holders redeem Units before March 20, 2007 they will have to pay the remaining amount of the deferred sales charge applicable to such Units when they redeem them.

(5) The creation and development fee ($.050 per Unit for each Trust) is payable by a Trust on behalf of Unit holders out of assets of a Trust at the end of the initial offering period. If Units are redeemed prior to the close of the initial offering period, the fee will not be deducted from the proceeds.

(6) Net asset value per Unit is calculated by dividing a Trust's net assets by the number of Units outstanding. This figure includes organization costs and the creation and development fee, which will only be assessed to Units outstanding at the close of the initial offering period.

(7) The aggregate cost to investors in a Trust includes a maximum sales charge (comprised of an initial and a deferred sales charge and the creation and development fee) computed at the rate of 2.95% of the Public Offering Price (equivalent to 2.980% of the net amount invested, exclusive of the deferred sales charge and the creation and development fee), assuming no reduction of the maximum sales charge as set forth under "Public Offering."

                         Schedule of Investments

         The Dow(sm) Target 5 Portfolio, 4th Quarter 2006 Series
                                 FT 1201


                    At the Opening of Business on the
               Initial Date of Deposit-September 29, 2006


                                                                          Percentage
Number                                                                    of Aggregate   Market      Cost of        Current
of         Ticker Symbol and                                              Offering       Value per   Securities to  Dividend
Shares     Name of Issuer of Securities (1)(7)                            Price          Share       the Trust (2)  Yield (3)
______     ___________________________________                            ____________   _________   _____________  _________
  918      T        AT&T Inc.                                               20%          $32.37      $ 29,715       4.11%
  837      GE       General Electric Company                                20%           35.48        29,697       2.82%
  898      GM       General Motors Corporation                              20%           33.06        29,688       3.02%
1,049      PFE      Pfizer Inc.                                             20%           28.30        29,687       3.39%
  804      VZ       Verizon Communications Inc.                             20%           36.94        29,700       4.39%
                                                                          _______                    ________
                         Total Investments                                 100%                      $148,487
                                                                          =======                    ========
___________

See "Notes to Schedules of Investments" on page 34.

                         Schedule of Investments

           Global Target 15 Portfolio, 4th Quarter 2006 Series
                                 FT 1201


                    At the Opening of Business on the
               Initial Date of Deposit-September 29, 2006


                                                                                Percentage               Cost of
Number                                                                          of Aggregate  Market     Securities  Current
of        Ticker Symbol and                                                     Offering      Value per  to the      Dividend
Shares    Name of Issuer of Securities (1)(6)(7)                                Price         Share      Trust (2)   Yield (3)
______    ______________________________________                                ____________  _________  __________  _________
          DJIA COMPANIES: (33.04%):
          _______________
 265      T             AT&T Inc.                                                6.61%        $ 32.37     $  8,578     4.11%
 242      GE            General Electric Company                                 6.61%          35.48        8,586     2.82%
 260      GM            General Motors Corporation                               6.62%          33.06        8,596     3.02%
 303      PFE           Pfizer Inc.                                              6.60%          28.30        8,575     3.39%
 232      VZ            Verizon Communications Inc.                              6.60%          36.94        8,570     4.39%

          FT INDEX COMPANIES:(33.05%) (4):
          ___________________
1,738     BT/A LN       BT Group Plc                                             6.61%           4.94        8,582     5.02%
1,696     CPG LN        Compass Group Plc                                        6.61%           5.06        8,582     4.07%
1,566     GKN LN        GKN Plc                                                  6.61%           5.48        8,579     4.68%
2,929     LOG LN        LogicaCMG Plc                                            6.61%           2.93        8,579     3.84%
3,753     VOD LN        Vodafone Group Plc                                       6.61%           2.29        8,579     6.32%

           HANG SENG INDEX COMPANIES:(33.91%) (4):
          _________________________
4,000     2388 HK       BOC Hong Kong (Holdings) Limited                         6.86%           2.23        8,916     5.08%
3,000     1038 HK       Cheung Kong Infrastructure Holdings Limited              7.13%           3.09        9,264     3.98%
3,000     267 HK        CITIC Pacific Limited                                    7.07%           3.06        9,186     4.61%
4,000     1199 HK       Cosco Pacific Limited                                    6.21%           2.02        8,064     3.52%
14,000    8 HK          PCCW Limited                                             6.64%           0.62        8,624     3.85%
                                                                               ______                     ________
                                Total Investments                              100.00%                    $129,860
                                                                               ======                     ========
_____________

See "Notes to Schedules of Investments" on page 34.

                         Schedule of Investments

       The Nasdaq(R) Target 15 Portfolio, 4th Quarter 2006 Series
                                 FT 1201


                    At the Opening of Business on the
               Initial Date of Deposit-September 29, 2006


                                                                                    Percentage       Market      Cost of
Number      Ticker Symbol and                                                       of Aggregate     Value per   Securities to
of Shares   Name of Issuer of Securities (1)(6)(7)                                  Offering Price   Share       the Trust (2)
_________   ______________________________________                                  ______________   _________   _____________
   58       AKAM       Akamai Technologies, Inc.*                                     1.95%          $ 50.07     $  2,904
   30       CDWC       CDW Corporation                                                1.27%            63.00        1,890
1,581       CSCO       Cisco Systems, Inc.*                                          24.99%            23.48       37,122
   55       CTSH       Cognizant Technology Solutions Corporation*                    2.78%            75.01        4,126
  531       CMCSA      Comcast Corporation (Class A)*                                13.08%            36.61       19,440
   80       DISH       EchoStar Communications Corporation (Class A)*                 1.75%            32.45        2,596
   82       GRMN       Garmin Ltd. (5)                                                2.68%            48.54        3,980
  175       GILD       Gilead Sciences, Inc.*                                         8.08%            68.63       12,010
  134       INTU       Intuit Inc.*                                                   2.96%            32.87        4,405
   55       LRCX       Lam Research Corporation*                                      1.70%            45.89        2,524
  140       NVDA       NVIDIA Corporation*                                            2.79%            29.57        4,140
2,017       ORCL       Oracle Corporation*                                           24.42%            17.99       36,286
   97       PCAR       PACCAR Inc.                                                    3.74%            57.20        5,548
   60       SHLD       Sears Holdings Corporation*                                    6.48%           160.38        9,623
   26       SIAL       Sigma-Aldrich Corporation                                      1.33%            76.21        1,981
                                                                                    _______                      ________
                            Total Investments                                       100.00%                      $148,575
                                                                                    =======                      ========
___________

See "Notes to Schedules of Investments" on page 34.

                         Schedule of Investments

   NYSE(R) International Target 25 Portfolio, 4th Quarter 2006 Series
                                 FT 1201


                    At the Opening of Business on the
               Initial Date of Deposit-September 29, 2006


                                                                                    Percentage
Number                                                                              of Aggregate    Market      Cost of
of        Ticker Symbol and                                                         Offering        Value per   Securities to
Shares    Name of Issuer of Securities (1)(5)(6)(7)                                 Price           Share       the Trust (2)
______    _________________________________________                                 ____________    _________   _____________
          Brazil (4%):
          ____________
  71      PBR         Petroleo Brasileiro S.A. (ADR)                                    4%          $83.41      $  5,922

          Canada (12%):
          _____________
 193      ABX         Barrick Gold Corporation                                          4%           30.83          5,950
 218      BCE         BCE Inc.                                                          4%           27.25          5,940
 126      ECA         EnCana Corp.                                                      4%           47.22          5,950

          France (12%):
          _____________
 160      AXA         AXA S.A. (ADR)                                                    4%           37.24          5,958
 256      FTE         France Telecom S.A. (ADR)                                         4%           23.19          5,937
 184      LR          Lafarge S.A.                                                      4%           32.28          5,939

          Germany (16%):
          ______________
 341      AZ          Allianz AG (ADR)                                                  4%           17.40          5,933
 118      DCX         DaimlerChrysler AG                                                4%           50.25          5,929
 376      DT          Deutsche Telekom AG (ADR)                                         4%           15.80          5,941
 151      EON         E.ON AG (ADR)                                                     4%           39.35          5,942

          Italy (8%):
          ___________
 100      E           Eni SpA (ADR)                                                     4%           59.43          5,943
 211      TI          Telecom Italia SpA (ADR)                                          4%           28.21          5,952

          Japan (12%):
          ____________
 281      MC          Matsushita Electric Industrial Co., Ltd. (ADR)                    4%           21.14          5,940
 238      NTT         Nippon Telegraph & Telephone Corporation (ADR)                    4%           24.91          5,929
 382      DCM         NTT DoCoMo, Inc. (ADR)                                            4%           15.57          5,948

          The Netherlands (16%):
          ______________________
 203      ABN         ABN AMRO Holding N.V. (ADR)                                       4%           29.20          5,928
 317      AEG         Aegon N.V                                                         4%           18.74          5,941
 135      ING         ING Groep N.V. (ADR)                                              4%           43.91          5,928
 172      MT          Mittal Steel Company N.V. (ADR)                                   4%           34.45          5,925

          Norway (4%):
          ____________
 257      NHY         Norsk Hydro ASA (ADR)                                             4%           23.12          5,942

          South Korea (8%):
          _________________
 301      KEP         Korea Electric Power Corporation (ADR)                            4%           19.74          5,942
  92      PKX         POSCO (ADR)                                                       4%           64.63          5,946

          Spain (4%):
          ___________
 200      REP         Repsol YPF, S.A.                                                  4%           29.66          5,932

          United Kingdom (4%):
          ____________________
 260      VOD         Vodafone Group Plc (ADR)                                          4%           22.83          5,936
                                                                                    ______                       ________
                       Total Investments                                              100%                       $148,473
                                                                                    ======                       ========
______________________

See "Notes to Schedules of Investments" on page 34.

                         Schedule of Investments

          The S&P Target 24 Portfolio, 4th Quarter 2006 Series
                                 FT 1201


                    At the Opening of Business on the
               Initial Date of Deposit-September 29, 2006


                                                                                  Percentage
Number                                                                            of Aggregate    Market      Cost of
of          Ticker Symbol and                                                     Offering        Value per   Securities to
Shares      Name of Issuer of Securities (1)(7)                                   Price           Share       the Trust (2)
______      ___________________________________                                   ____________    _________   _____________
 191        ABI      Applera Corporation-Applied Biosystems Group                   4.23%         $ 33.00     $  6,303
  35        CTL      CenturyTel, Inc.                                               0.93%           39.52        1,383
  57        CL       Colgate-Palmolive Company                                      2.40%           62.57        3,566
  45        EQ       Embarq Corporation                                             1.47%           48.47        2,181
   8        EOG      EOG Resources, Inc.                                            0.34%           63.89          511
 189        XOM      Exxon Mobil Corporation                                        8.57%           67.46       12,750
  15        GOOG     Google Inc.*                                                   4.07%          403.58        6,054
 103        HOG      Harley-Davidson, Inc.                                          4.39%           63.50        6,541
  23        INTU     Intuit Inc.*                                                   0.51%           32.87          756
  88        JCP      J.C. Penney Company, Inc.                                      4.10%           69.28        6,097
 132        LH       Laboratory Corporation of America Holdings*                    5.93%           66.81        8,819
 118        LMT      Lockheed Martin Corporation                                    6.79%           85.60       10,101
 148        MAT      Mattel, Inc.                                                   1.97%           19.79        2,929
 653        MSFT     Microsoft Corporation                                         12.02%           27.40       17,892
 322        MCO      Moody's Corporation                                           13.62%           62.97       20,276
  27        OXY      Occidental Petroleum Corporation                               0.86%           47.57        1,284
  70        PCAR     PACCAR Inc.                                                    2.69%           57.20        4,004
 185        PEP      PepsiCo, Inc.                                                  8.12%           65.30       12,081
  49        ROK      Rockwell Automation, Inc.                                      1.89%           57.46        2,816
 131        SAFC     SAFECO Corporation                                             5.19%           58.94        7,721
 112        TMK      Torchmark Corporation                                          4.77%           63.42        7,103
  18        UST      UST Inc.                                                       0.65%           54.09          974
 106        WAT      Waters Corporation*                                            3.22%           45.23        4,794
 145        WIN      Windstream Corporation                                         1.27%           13.00        1,885
                                                                                  _______                     ________
                          Total Investments                                       100.00%                     $148,821
                                                                                  =======                     ========
______________________

See "Notes to Schedules of Investments" on page 34.

                             Schedule of Investments

              S&P Target SMid 60 Portfolio, 4th Quarter 2006 Series
                                     FT 1201


                    At the Opening of Business on the
               Initial Date of Deposit-September 29, 2006



                                                                                  Percentage
Number                                                                            of Aggregate    Market      Cost of
of         Ticker Symbol and                                                      Offering        Value per   Securities to
Shares     Name of Issuer of Securities (1)(6)(7)                                 Price           Share       the Trust (2)
______      _____________________________________                                 ____________    _________   _____________
  70        AFG      American Financial Group, Inc.                                 2.21%         $ 46.88     $  3,282
  69        AVA      Avista Corporation                                             1.11%           23.92        1,650
  82        BZH      Beazer Homes USA, Inc.                                         2.23%           40.42        3,314
 109        BOBE     Bob Evans Farms, Inc.                                          2.23%           30.41        3,315
 160        BGP      Borders Group, Inc.                                            2.22%           20.57        3,291
 105        BDY      Bradley Pharmaceuticals, Inc.*                                 1.11%           15.77        1,656
  48        BRS      Bristow Group, Inc.*                                           1.11%           34.24        1,644
 184        BKI      Buckeye Technologies Inc.*                                     1.11%            8.96        1,649
  61        BMHC     Building Materials Holding Corporation                         1.10%           26.84        1,637
 248        ELY      Callaway Golf Company                                          2.22%           13.31        3,301
  97        CPC      Central Parking Corporation                                    1.11%           16.97        1,646
  73        CBU      Community Bank System, Inc.                                    1.12%           22.74        1,660
 116        CTS      CTS Corporation                                                1.11%           14.22        1,650
  25        DSL      Downey Financial Corp.                                         1.12%           66.57        1,664
 136        EAS      Energy East Corporation                                        2.22%           24.20        3,291
  77        FAF      First American Corporation                                     2.23%           42.92        3,305
 148        FBP      First BanCorp. (5)                                             1.11%           11.15        1,650
  29        FED      FirstFed Financial Corp.*                                      1.09%           55.94        1,622
 201        FRNT     Frontier Airlines, Inc.*                                       1.11%            8.20        1,648
  45        GKSR     G&K Services, Inc.                                             1.11%           36.59        1,647
 101        HVT      Haverty Furniture Companies, Inc.                              1.10%           16.27        1,643
  69        HW       Headwaters Incorporated*                                       1.11%           24.00        1,656
 171        HMN      Horace Mann Educators Corporation                              2.23%           19.35        3,309
  86        IDA      IDACORP, Inc.                                                  2.22%           38.35        3,298
  40        IPCC     Infinity Property & Casualty Corporation                       1.12%           41.63        1,665
 134        ISIL     Intersil Corporation                                           2.22%           24.59        3,295
  68        SJM      The J. M. Smucker Company                                      2.21%           48.37        3,289
  90        KAMN     Kaman Corporation                                              1.11%           18.30        1,647
  61        KSU      Kansas City Southern Industries, Inc.*                         1.11%           27.14        1,656
  56        KWD      Kellwood Company                                               1.12%           29.61        1,658

                        Schedule of Investments (cont'd.)

              S&P Target SMid 60 Portfolio, 4th Quarter 2006 Series
                                     FT 1201


                    At the Opening of Business on the
               Initial Date of Deposit-September 29, 2006


                                                                                  Percentage
Number                                                                            of Aggregate    Market      Cost of
of          Ticker Symbol and                                                     Offering        Value per   Securities to
Shares      Name of Issuer of Securities (1)(6)(7)                                Price           Share       the Trust (2)
______      _____________________________________                                 ____________    _________   _____________
 118        KELYA    Kelly Services, Inc.                                           2.22%         $27.92      $  3,295
 153        LAB      LaBranche & Co Inc.*                                           1.11%          10.81         1,654
  25        LFG      LandAmerica Financial Group, Inc.                              1.11%          66.18         1,654
  92        LPNT     LifePoint Hospitals, Inc.*                                     2.23%          35.92         3,305
  45        MHO      M/I Homes, Inc.                                                1.10%          36.30         1,634
  39        MTH      Meritage Homes Corporation*                                    1.12%          42.58         1,661
 134        MOD      Modine Manufacturing Company                                   2.23%          24.70         3,310
  69        NAFC     Nash Finch Company                                             1.11%          23.85         1,646
  30        NPK      National Presto Industries, Inc.                               1.11%          54.98         1,649
 229        PALM     Palm, Inc.*                                                    2.22%          14.42         3,302
 135        POM      Pepco Holdings, Inc.                                           2.22%          24.38         3,291
 168        PSEM     Pericom Semiconductor Corporation*                             1.11%           9.84         1,653
  75        PMI      The PMI Group, Inc.                                            2.23%          44.06         3,305
 118        PNM      PNM Resources Inc.                                             2.22%          27.96         3,299
  81        PPP      Pogo Producing Company                                         2.23%          40.84         3,308
 145        PSD      Puget Energy, Inc.                                             2.22%          22.75         3,299
  74        RYL      The Ryland Group, Inc.                                         2.21%          44.30         3,278
 106        SCHL     Scholastic Corporation*                                        2.22%          31.07         3,293
  20        CKH      SEACOR Holdings Inc.*                                          1.10%          81.85         1,637
  35        SQA/A    Sequa Corporation*                                             2.25%          95.40         3,339
 228        SRP      Sierra Pacific Resources*                                      2.23%          14.50         3,306
  67        SKYW     SkyWest, Inc.                                                  1.12%          24.78         1,660
  71        SAH      Sonic Automotive, Inc.                                         1.11%          23.21         1,648
  78        TDS      Telephone and Data Systems, Inc.                               2.23%          42.45         3,311
  74        TDW      Tidewater Inc.                                                 2.21%          44.41         3,286
 116        TOL      Toll Brothers, Inc.*                                           2.23%          28.52         3,308
  98        TG       Tredegar Corporation                                           1.12%          16.92         1,658
  75        TRI      Triad Hospitals, Inc.*                                         2.21%          43.86         3,290
 141        URI      United Rentals, Inc.*                                          2.22%          23.42         3,302
 139        WR       Westar Energy, Inc.                                            2.22%          23.74         3,300
                                                                                  _______                     ________
                          Total Investments                                       100.00%                     $148,519
                                                                                  =======                     ========
______________________

See "Notes to Schedules of Investments" on page 34.

                             Schedule of Investments

                 Target 50/50 Portfolio, 4th Quarter 2006 Series
                                     FT 1201


 At the Opening of Business on the Initial Date of Deposit-September 29, 2006


                                                                                     Percentage
Number                                                                               of Aggregate   Market      Cost of
of         Ticker Symbol and                                                         Offering       Value per   Securities to
Shares     Name of Issuer of Securities (1)(4)(5)                                    Price          Share       the Trust (2)
______     ______________________________________                                    _________      _______     _________
           The Dow(sm) Target Dividend Strategy Stocks (50.00%):
           _____________________________________________________
304        ASBC         Associated Banc-Corp                                           2.50%        $ 32.58     $  9,904
306        T            AT&T Inc.                                                      2.50%          32.37        9,905
205        CINF         Cincinnati Financial Corporation                               2.51%          48.40        9,922
237        DTE          DTE Energy Company                                             2.50%          41.73        9,890
409        EAS          Energy East Corporation                                        2.50%          24.20        9,898
175        FE           FirstEnergy Corp.                                              2.50%          56.53        9,893
210        JPM          JPMorgan Chase & Co.                                           2.50%          47.15        9,902
158        LNC          Lincoln National Corporation                                   2.50%          62.54        9,881
215        LZ           The Lubrizol Corporation                                       2.50%          46.14        9,920
385        LYO          Lyondell Chemical Company                                      2.50%          25.72        9,902
130        MRO          Marathon Oil Corporation                                       2.50%          76.00        9,880
370        MWV          MeadWestvaco Corporation                                       2.50%          26.79        9,912
421        NU           Northeast Utilities                                            2.50%          23.50        9,894
262        OKE          ONEOK, Inc.                                                    2.50%          37.72        9,883
267        RF           Regions Financial Corporation                                  2.50%          37.11        9,908
243        SCG          SCANA Corporation                                              2.50%          40.77        9,907
398        SKYF         Sky Financial Group, Inc.                                      2.50%          24.86        9,894
127        STI          SunTrust Banks, Inc.                                           2.49%          77.73        9,872
293        UNS          Unisource Energy Corporation                                   2.50%          33.75        9,889
228        WM           Washington Mutual, Inc.                                        2.50%          43.51        9,920

           Target VIP Strategy Stocks (50.00%):
           ____________________________________
           The Dow(sm) DART 5 Strategy Stocks (8.33%):
           ___________________________________________
 98        XOM          Exxon Mobil Corporation                                        1.67%          67.46        6,611
183        HPQ          Hewlett-Packard Company                                        1.66%          35.97        6,583
160        HON          Honeywell International Inc.                                   1.67%          41.37        6,619
 80        IBM          International Business Machines Corporation                    1.66%          81.99        6,559
241        MSFT         Microsoft Corporation                                          1.67%          27.40        6,603

           European Target 20 Strategy Stocks (8.38%) (3):
           _______________________________________________
 57        AABA NA      ABN AMRO Holding N.V.                                          0.42%          29.09        1,658
114        AV/ LN       Aviva Plc                                                      0.42%          14.47        1,649
251        BIN IM       Banca Intesa SpA                                               0.42%           6.57        1,648
132        BARC LN      Barclays Plc                                                   0.42%          12.55        1,656
150        BP/ LN       BP Plc                                                         0.42%          11.00        1,650
334        BT/A LN      BT Group Plc                                                   0.42%           4.94        1,649
 42        DANSKE DC    Danske Bank A/S                                                0.42%          39.21        1,647
105        DTE GY       Deutsche Telekom AG                                            0.42%          15.79        1,658
180        ENEL IM      Enel SpA                                                       0.42%           9.15        1,647
 56        ENI IM       Eni SpA                                                        0.42%          29.63        1,659
 62        FUM1V FH     Fortum Oyj                                                     0.42%          26.74        1,658
 72        FTE FP       France Telecom S.A.                                            0.41%          22.81        1,642
 90        HSBA LN      HSBC Holdings Plc                                              0.41%          18.24        1,642
130        KPN NA       Koninklijke (Royal) KPN N.V.                                   0.42%          12.73        1,655
163        LLOY LN      Lloyds TSB Group Plc                                           0.42%          10.12        1,650
131        NG/ LN       National Grid Plc                                              0.42%          12.59        1,650
 49        RBS LN       Royal Bank of Scotland Group Plc                               0.42%          33.96        1,664
588        TIT IM       Telecom Italia SpA                                             0.42%           2.81        1,651
 96        TEF SM       Telefonica S.A.                                                0.42%          17.16        1,647
722        VOD LN       Vodafone Group Plc                                             0.42%           2.29        1,650

                        Schedule of Investments (cont'd.)

             Target 50/50 Portfolio, 4th Quarter 2006 Series
                                 FT 1201


                    At the Opening of Business on the
               Initial Date of Deposit-September 29, 2006



                                                                                     Percentage
Number                                                                               of Aggregate   Market      Cost of
of         Ticker Symbol and                                                         Offering       Value per   Securities to
Shares     Name of Issuer of Securities (1)(4)(5)                                    Price          Share       the Trust (2)
______     ______________________________________                                    ____________   _________   _____________
           The Nasdaq(R) Target 15 Strategy Stocks (8.34%):
           ________________________________________________
 13        AKAM         Akamai Technologies, Inc.*                                   0.16%          $ 50.07     $    651
  7        CDWC         CDW Corporation                                              0.11%            63.00          441
351        CSCO         Cisco Systems, Inc.*                                         2.08%            23.48        8,241
 12        CTSH         Cognizant Technology Solutions Corporation*                  0.23%            75.01          900
118        CMCSA        Comcast Corporation (Class A)*                               1.09%            36.61        4,320
 18        DISH         EchoStar Communications Corporation (Class A)*               0.15%            32.45          584
 18        GRMN         Garmin Ltd. (5)                                              0.22%            48.54          874
 39        GILD         Gilead Sciences, Inc.*                                       0.68%            68.63        2,677
 30        INTU         Intuit Inc.*                                                 0.25%            32.87          986
 12        LRCX         Lam Research Corporation*                                    0.14%            45.89          551
 31        NVDA         NVIDIA Corporation*                                          0.23%            29.57          917
448        ORCL         Oracle Corporation*                                          2.04%            17.99        8,060
 22        PCAR         PACCAR Inc.                                                  0.32%            57.20        1,258
 13        SHLD         Sears Holdings Corporation*                                  0.53%           160.38        2,085
  6        SIAL         Sigma-Aldrich Corporation                                    0.11%            76.21          457

           The S&P Target 24 Strategy Stocks (8.30%):
           __________________________________________
 43        ABI          Applera Corporation-Applied Biosystems Group                 0.36%            33.00        1,419
  8        CTL          CenturyTel, Inc.                                             0.08%            39.52          316
 13        CL           Colgate-Palmolive Company                                    0.20%            62.57          813
 10        EQ           Embarq Corporation                                           0.12%            48.47          485
  2        EOG          EOG Resources, Inc.                                          0.03%            63.89          128
 42        XOM          Exxon Mobil Corporation                                      0.71%            67.46        2,833
  3        GOOG         Google Inc.*                                                 0.31%           403.58        1,211
 23        HOG          Harley-Davidson, Inc.                                        0.37%            63.50        1,460
  5        INTU         Intuit Inc.*                                                 0.04%            32.87          164
 20        JCP          J.C. Penney Company, Inc.                                    0.35%            69.28        1,386
 29        LH           Laboratory Corporation of America Holdings*                  0.49%            66.81        1,937
 26        LMT          Lockheed Martin Corporation                                  0.56%            85.60        2,226
 33        MAT          Mattel, Inc.                                                 0.16%            19.79          653
145        MSFT         Microsoft Corporation                                        1.00%            27.40        3,973
 72        MCO          Moody's Corporation                                          1.14%            62.97        4,534
  6        OXY          Occidental Petroleum Corporation                             0.07%            47.57          285
 15        PCAR         PACCAR Inc.                                                  0.22%            57.20          858
 41        PEP          PepsiCo, Inc.                                                0.68%            65.30        2,677
 11        ROK          Rockwell Automation, Inc.                                    0.16%            57.46          632
 29        SAFC         SAFECO Corporation                                           0.43%            58.94        1,709
 25        TMK          Torchmark Corporation                                        0.40%            63.42        1,586
  4        UST          UST Inc.                                                     0.05%            54.09          216
 24        WAT          Waters Corporation*                                          0.27%            45.23        1,086
 32        WIN          Windstream Corporation                                       0.10%            13.00          416

                        Schedule of Investments (cont'd.)

                 Target 50/50 Portfolio, 4th Quarter 2006 Series
                                     FT 1201


                    At the Opening of Business on the
               Initial Date of Deposit-September 29, 2006


                                                                                     Percentage
Number                                                                               of Aggregate   Market      Cost of
of         Ticker Symbol and                                                         Offering       Value per   Securities to
Shares     Name of Issuer of Securities (1)(4)(5)                                    Price          Share       the Trust (2)
______     ______________________________________                                    ____________   _________   _____________
           Target Small-Cap Strategy Stocks (8.32%):
           _________________________________________
 21        CAS          A. M. Castle & Co.                                           0.15%          $ 27.89      $   586
 53        AEIS         Advanced Energy Industries, Inc.*                            0.23%            17.00          901
 36        ATRS         Altiris, Inc.*                                               0.20%            22.05          794
 38        AHS          AMN Healthcare Services, Inc.*                               0.23%            23.95          910
 21        ANEN         Anaren, Inc.*                                                0.11%            21.38          449
 53        BLKB         Blackbaud, Inc.                                              0.31%            22.86        1,212
 17        BONT         The Bon-Ton Stores, Inc.                                     0.13%            29.44          500
 34        BWS          Brown Shoe Company, Inc.                                     0.31%            36.37        1,237
 24        BW           Brush Engineered Materials Inc.*                             0.15%            24.98          600
 17        CTRN         Citi Trends Inc.*                                            0.15%            35.42          602
 33        CSTR         Coinstar, Inc.*                                              0.24%            29.37          969
 40        CYBS         CyberSource Corporation*                                     0.12%            11.77          471
 44        DAKT         Daktronics, Inc.                                             0.24%            21.52          947
 27        DIGE         Digene Corporation*                                          0.30%            44.10        1,191
 14        BOOM         Dynamic Materials Corporation                                0.12%            32.82          459
 39        TXCO         The Exploration Company of Delaware, Inc.*                   0.09%             9.57          373
 44        FLOW         Flow International Corporation*                              0.15%            13.23          582
 15        GEO          The Geo Group Inc.*                                          0.16%            42.01          630
 17        ICUI         ICU Medical, Inc.*                                           0.20%            46.18          785
 26        IVAC         Intevac, Inc.*                                               0.11%            16.43          427
 16        LDSH         Ladish Co., Inc.*                                            0.11%            28.30          453
 65        LKQX         LKQ Corporation*                                             0.37%            22.35        1,453
 31        MTEX         Mannatech, Incorporated                                      0.14%            18.04          559
 26        MTRX         Matrix Service Company*                                      0.09%            13.19          343
 98        MENT         Mentor Graphics Corporation*                                 0.35%            14.19        1,391
 28        NOVN         Noven Pharmaceuticals, Inc.*                                 0.17%            24.52          687
 33        OMCL         Omnicell, Inc.*                                              0.15%            17.68          583
 72        ORB          Orbital Sciences Corporation*                                0.35%            19.09        1,374
 21        PMTI         Palomar Medical Technologies, Inc.*.                         0.22%            41.23          866
 32        PRXL         PAREXEL International Corporation*                           0.27%            33.26        1,064
 18        RSTI         Rofin-Sinar Technologies, Inc.*                              0.27%            59.66        1,074
 21        ROG          Rogers Corporation*                                          0.34%            64.33        1,351
 65        SCSS         Select Comfort Corporation*                                  0.36%            21.90        1,424
 16        SCVL         Shoe Carnival, Inc.*                                         0.10%            26.06          417
115        STXN         Stratex Networks, Inc.*                                      0.13%             4.48          515
 47        SYKE         Sykes Enterprises, Incorporated*                             0.24%            19.90          935
 82        TTEC         TeleTech Holdings, Inc.*                                     0.32%            15.61        1,280
 53        TRAD         TradeStation Group, Inc.*                                    0.20%            15.21          806
171        TQNT         TriQuint Semiconductor, Inc.*                                0.22%             5.15          881
 32        ZUMZ         Zumiez Inc.*                                                 0.22%            27.04          865

                        Schedule of Investments (cont'd.)

                 Target 50/50 Portfolio, 4th Quarter 2006 Series
                                     FT 1201


                    At the Opening of Business on the
               Initial Date of Deposit-September 29, 2006


                                                                                     Percentage
Number                                                                               of Aggregate   Market      Cost of
of         Ticker Symbol and                                                         Offering       Value per   Securities to
Shares     Name of Issuer of Securities (1)(4)(5)                                    Price          Share       the Trust (2)
______     ______________________________________                                    ____________   _________   _____________
           Value Line(R) Target 25 Strategy Stocks (8.33%):
           ________________________________________________
 25        AKAM         Akamai Technologies, Inc.*                                   0.32%          $ 50.07      $   1,252
 17        ATI          Allegheny Technologies, Inc.                                 0.27%            62.02          1,054
 25        AEOS         American Eagle Outfitters, Inc.                              0.28%            45.14          1,128
 12        ANN          AnnTaylor Stores Corporation*                                0.13%            42.60            511
111        ADM          Archer-Daniels-Midland Company                               1.06%            37.66          4,180
 18        BIG          Big Lots, Inc.*                                              0.09%            20.16            363
 13        BW           Brush Engineered Materials Inc.*                             0.08%            24.98            325
138        BT           BT Group PLC (ADR) (5)                                       1.75%            50.15          6,921
 11        CBK          Christopher & Banks Corporation                              0.08%            30.47            335
  5        CLB          Core Laboratories N.V. (5)*                                  0.08%            62.43            312
 13        DDS          Dillard's, Inc. (Class A)                                    0.11%            33.44            435
 36        GRMN         Garmin Ltd. (5)                                              0.44%            48.54          1,747
  9        BGC          General Cable Corporation*                                   0.09%            39.08            352
  8        GES          GUESS?, Inc.*                                                0.10%            49.83            399
  8        GYMB         The Gymboree Corporation*                                    0.09%            43.21            346
 44        HOG          Harley-Davidson, Inc.                                        0.71%            63.50          2,794
 17        KBALB        Kimball International, Inc.                                  0.08%            19.75            336
 10        LIFC         LifeCell Corporation*                                        0.08%            31.92            319
 19        MDR          McDermott International, Inc. (5)*                           0.20%            42.01            798
 11        NTY          NBTY, Inc.*                                                  0.08%            29.56            325
327        Q            Qwest Communications International Inc.*                     0.72%             8.73          2,855
  8        SHOO         Steven Madden, Ltd.*                                         0.08%            39.25            314
 21        TTEC         TeleTech Holdings, Inc.*                                     0.08%            15.61            328
 19        TPX          Tempur-Pedic International Inc.*                             0.08%            17.24            328
 78        TXU          TXU Corp.                                                    1.25%            63.33          4,940
                                                                                   _______                        ________
                             Total Investments                                     100.00%                        $395,929
                                                                                   =======                        ========

______________________

See "Notes to Schedules of Investments" on page 34.

                             Schedule of Investments

     Target Diversified Dividend Portfolio, 4th Quarter 2006 Series
                                 FT 1201


                    At the Opening of Business on the
               Initial Date of Deposit-September 29, 2006


                                                                                  Percentage
Number                                                                            of Aggregate    Market      Cost of
of          Ticker Symbol and                                                     Offering        Value per   Securities to
Shares      Name of Issuer of Securities (1)(6)(7)                                Price           Share       the Trust (2)
______      ______________________________________                                ____________    _________   _____________
 207        B        Barnes Group Inc.                                              2.50%         $17.90      $  3,705
 136        BCE      BCE Inc. (5)                                                   2.50%          27.25         3,706
 134        BGG      Briggs & Stratton Corporation                                  2.51%          27.79         3,724
  94        CTL      CenturyTel, Inc.                                               2.50%          39.52         3,715
 122        CGI      The Commerce Group, Inc                                        2.50%          30.44         3,714
  63        COP      ConocoPhillips                                                 2.50%          58.93         3,713
 169        CTCI     CT Communications, Inc.                                        2.50%          21.99         3,716
 151        DHI      D.R. Horton, Inc.                                              2.50%          24.60         3,715
 108        DSCP     Datascope Corp.                                                2.51%          34.53         3,729
  95        DOW      The Dow Chemical Company                                       2.51%          39.20         3,724
 153        EAS      Energy East Corporation                                        2.49%          24.20         3,703
 333        FBP      First BanCorp. (5)                                             2.50%          11.15         3,713
 263        FMT      Fremont General Corporation                                    2.50%          14.10         3,708
 179        HMA      Health Management Associates, Inc.                             2.51%          20.79         3,721
  91        IMN      Imation Corp.                                                  2.50%          40.77         3,710
  82        KBH      KB HOME                                                        2.49%          45.14         3,701
 149        LAD      Lithia Motors, Inc.                                            2.50%          24.89         3,709
  78        MDC      M.D.C. Holdings, Inc.                                          2.48%          47.31         3,690
 134        MAS      Masco Corporation                                              2.50%          27.70         3,712
  88        MRK      Merck & Co. Inc.                                               2.49%          42.06         3,701
 113        MCHP     Microchip Technology Incorporated                              2.51%          32.99         3,728
 303        NTE      Nam Tai Electronics, Inc. (5)                                  2.50%          12.27         3,718
 156        NAFC     Nash Finch Company                                             2.51%          23.85         3,721
 107        NAT      Nordic American Tanker Shipping Limited (5)                    2.50%          34.66         3,709
  75        NUE      Nucor Corporation                                              2.50%          49.58         3,718
 114        PKE      Park Electrochemical Corp.                                     2.50%          32.54         3,709
 139        PNR      Pentair, Inc.                                                  2.50%          26.74         3,717
 152        POM      Pepco Holdings, Inc.                                           2.50%          24.38         3,706
 173        PAS      PepsiAmericas, Inc.                                            2.50%          21.48         3,716
 131        PFE      Pfizer Inc.                                                    2.50%          28.30         3,707
 122        NX       Quanex Corporation                                             2.50%          30.39         3,707
 125        SVU      SUPERVALU INC.                                                 2.50%          29.68         3,710
  90        TK       Teekay Shipping Corporation (5)                                2.50%          41.24         3,712
  84        TNP      Tsakos Energy Navigation Ltd. (5)                              2.49%          43.98         3,694
 101        UVV      Universal Corporation                                          2.49%          36.61         3,698
 101        VZ       Verizon Communications Inc.                                    2.51%          36.94         3,731
 621        WHI      W Holding Company, Inc. (5)                                    2.50%           5.98         3,714
 156        WR       Westar Energy, Inc.                                            2.49%          23.74         3,703
 218        WOR      Worthington Industries, Inc.                                   2.50%          17.05         3,717
  75        WPS      WPS Resources Corporation                                      2.51%          49.73         3,730
                                                                                  ________                    ________
                          Total Investments                                       100.00%                     $148,494
                                                                                  ========                    ========
______________________

See "Notes to Schedules of Investments" on page 34.

                             Schedule of Investments

               Target Large-Cap Portfolio, 4th Quarter 2006 Series
                                     FT 1201


                    At the Opening of Business on the
               Initial Date of Deposit-September 29, 2006


Number                                                                             Percentage      Market        Cost of
of          Ticker Symbol and                                                      of Aggregate    Value per     Securities to
Shares      Name of Issuer of Securities (1)(6)(7)                                 Offering Price  Share         the Trust (2)
______      ______________________________________                                 ______________  _________     _____________
  69        ANF       Abercrombie & Fitch Co. (Class A)                              3.33%         $ 71.60       $  4,940
 240        AES       The AES Corporation*                                           3.33%           20.59          4,942
  99        AKAM      Akamai Technologies, Inc.*                                     3.34%           50.07          4,957
  42        ACL       Alcon, Inc. (5)                                                3.31%          116.83          4,907
  64        AAPL      Apple Computer, Inc.*                                          3.32%           77.07          4,932
  74        BHI       Baker Hughes Incorporated                                      3.34%           66.96          4,955
  40        BOT       CBOT Holdings, Inc.*                                           3.32%          123.05          4,922
  66        CTSH      Cognizant Technology Solutions Corporation*                    3.34%           75.01          4,951
  41        CMI       Cummins Inc.                                                   3.33%          120.42          4,937
 253        DTV       The DIRECTV Group, Inc.*                                       3.33%           19.54          4,944
 105        ECA       EnCana Corp. (5)                                               3.34%           47.22          4,958
  73        XOM       Exxon Mobil Corporation                                        3.32%           67.46          4,925
  47        BEN       Franklin Resources, Inc.                                       3.34%          105.47          4,957
 102        GRMN      Garmin Ltd. (5)                                                3.34%           48.54          4,951
  78        HOG       Harley-Davidson, Inc.                                          3.34%           63.50          4,953
 146        IMO       Imperial Oil Ltd. (5)                                          3.33%           33.89          4,948
 151        INTU      Intuit Inc.*                                                   3.35%           32.87          4,963
 213        KR        The Kroger Co.                                                 3.33%           23.21          4,944
  72        LVS       Las Vegas Sands Corp.*                                         3.32%           68.33          4,920
  58        LMT       Lockheed Martin Corporation                                    3.35%           85.60          4,965
  65        MRO       Marathon Oil Corporation                                       3.33%           76.00          4,940
  79        MCO       Moody's Corporation                                            3.35%           62.97          4,975
 199        MOT       Motorola, Inc.                                                 3.33%           24.86          4,947
 167        NVDA      NVIDIA Corporation*                                            3.33%           29.57          4,938
  87        PCAR      PACCAR Inc.                                                    3.35%           57.20          4,976
  61        STR       Questar Corporation                                            3.33%           81.00          4,941
 104        TROW      T. Rowe Price Group Inc.                                       3.34%           47.70          4,961
 173        TJX       The TJX Companies, Inc.                                        3.34%           28.63          4,953
  78        TXU       TXU Corp.                                                      3.33%           63.33          4,940
 118        XTO       XTO Energy, Inc.                                               3.32%           41.80          4,932
                                                                                   _______                       ________
                              Total Investments                                    100.00%                       $148,374
                                                                                   =======                       ========
___________

See "Notes to Schedules of Investments" on page 34.

                             Schedule of Investments

               Target Small-Cap Portfolio, 4th Quarter 2006 Series
                                     FT 1201


                    At the Opening of Business on the
               Initial Date of Deposit-September 29, 2006


Number                                                                             Percentage      Market        Cost of
of          Ticker Symbol and                                                      of Aggregate    Value per     Securities to
Shares      Name of Issuer of Securities (1)(7)                                    Offering Price  Share         the Trust (2)
______      ___________________________________                                    ______________  _________     _____________
  92        CAS       A. M. Castle & Co.                                             1.73%         $ 27.89       $  2,566
 239        AEIS      Advanced Energy Industries, Inc.*                              2.74%           17.00          4,063
 160        ATRS      Altiris, Inc.*                                                 2.38%           22.05          3,528
 171        AHS       AMN Healthcare Services, Inc.*                                 2.76%           23.95          4,095
  95        ANEN      Anaren, Inc.*                                                  1.37%           21.38          2,031
 240        BLKB      Blackbaud, Inc.                                                3.70%           22.86          5,486
  76        BONT      The Bon-Ton Stores, Inc.                                       1.51%           29.44          2,237
 153        BWS       Brown Shoe Company, Inc.                                       3.75%           36.37          5,565
 110        BW        Brush Engineered Materials Inc.*                               1.85%           24.98          2,748
  75        CTRN      Citi Trends Inc.*                                              1.79%           35.42          2,657
 149        CSTR      Coinstar, Inc.*                                                2.95%           29.37          4,376
 179        CYBS      CyberSource Corporation*                                       1.42%           11.77          2,107
 197        DAKT      Daktronics, Inc.                                               2.86%           21.52          4,239
 124        DIGE      Digene Corporation*                                            3.68%           44.10          5,468
  64        BOOM      Dynamic Materials Corporation                                  1.40%           32.82          2,101
 177        TXCO      The Exploration Company of Delaware, Inc.*                     1.14%            9.57          1,694
 197        FLOW      Flow International Corporation*                                1.76%           13.23          2,606
  68        GEO       The Geo Group Inc.*                                            1.92%           42.01          2,857
  77        ICUI      ICU Medical, Inc.*                                             2.40%           46.18          3,556
 115        IVAC      Intevac, Inc.*                                                 1.27%           16.43          1,889
  73        LDSH      Ladish Co., Inc.*                                              1.39%           28.30          2,066
 292        LKQX      LKQ Corporation*                                               4.40%           22.35          6,526
 137        MTEX      Mannatech, Incorporated                                        1.66%           18.04          2,471
 118        MTRX      Matrix Service Company*                                        1.05%           13.19          1,556
 441        MENT      Mentor Graphics Corporation*                                   4.22%           14.19          6,258
 125        NOVN      Noven Pharmaceuticals, Inc.*                                   2.06%           24.52          3,065
 148        OMCL      Omnicell, Inc.*                                                1.76%           17.68          2,617
 324        ORB       Orbital Sciences Corporation*                                  4.17%           19.09          6,185
  95        PMTI      Palomar Medical Technologies, Inc.*.                           2.64%           41.23          3,917
 145        PRXL      PAREXEL International Corporation*                             3.25%           33.26          4,823
  83        RSTI      Rofin-Sinar Technologies, Inc.*                                3.34%           59.66          4,952
  93        ROG       Rogers Corporation*                                            4.03%           64.33          5,983
 293        SCSS      Select Comfort Corporation*                                    4.32%           21.90          6,417
  72        SCVL      Shoe Carnival, Inc.*                                           1.26%           26.06          1,876
 517        STXN      Stratex Networks, Inc.*                                        1.56%            4.48          2,316
 212        SYKE      Sykes Enterprises, Incorporated*                               2.84%           19.90          4,219
 371        TTEC      TeleTech Holdings, Inc.*                                       3.90%           15.61          5,791
 240        TRAD      TradeStation Group, Inc.*                                      2.46%           15.21          3,650
 770        TQNT      TriQuint Semiconductor, Inc.*                                  2.67%            5.15          3,966
 145        ZUMZ      Zumiez Inc.*                                                   2.64%           27.04          3,921
                                                                                   _______                       ________
                              Total Investments                                    100.00%                       $148,444
                                                                                   =======                       ========
___________

See "Notes to Schedules of Investments" on page 34.

                             Schedule of Investments

                 Target Triad Portfolio, 4th Quarter 2006 Series
                                     FT 1201


                    At the Opening of Business on the
               Initial Date of Deposit-September 29, 2006


                                                                                  Percentage
Number                                                                            of Aggregate    Market      Cost of
of          Ticker Symbol and                                                     Offering        Value per   Securities to
Shares      Name of Issuer of Securities (1)(6)(7)                                Price           Share       the Trust (2)
______      ______________________________________                                ____________    _________   ____________
            NYSE(R) International Target 25 Strategy Stocks (10.03%) (5):
            _____________________________________________________________

            Brazil (0.40%):
            _______________
  19        PBR      Petroleo Brasileiro S.A. (ADR)                                 0.40%         $ 83.41     $  1,585

            Canada (1.21%):
            _______________
  51        ABX      Barrick Gold Corporation                                       0.40%           30.83         1,572
  58        BCE      BCE Inc.                                                       0.40%           27.25         1,580
  34        ECA      EnCana Corp.                                                   0.41%           47.22         1,605

            France (1.20%):
            _______________
  43        AXA      AXA S.A. (ADR)                                                 0.40%           37.24         1,601
  68        FTE      France Telecom S.A. (ADR)                                      0.40%           23.19         1,577
  49        LR       Lafarge S.A.                                                   0.40%           32.28         1,582

            Germany (1.61%):
            ________________
  91        AZ       Allianz AG (ADR)                                               0.40%           17.40         1,583
  32        DCX      DaimlerChrysler AG                                             0.41%           50.25         1,608
 100        DT       Deutsche Telekom AG (ADR)                                      0.40%           15.80         1,580
  40        EON      E.ON AG (ADR)                                                  0.40%           39.35         1,574

            Italy (0.80%):
            ______________
  27        E        Eni SpA (ADR)                                                  0.40%           59.43         1,605
  56        TI       Telecom Italia SpA (ADR)                                       0.40%           28.21         1,580

            Japan (1.20%):
            ______________
  75        MC       Matsushita Electric Industrial Co., Ltd. (ADR)                 0.40%           21.14         1,586
  64        NTT      Nippon Telegraph & Telephone Corporation (ADR)                 0.40%           24.91         1,594
 102        DCM      NTT DoCoMo, Inc. (ADR)                                         0.40%           15.57         1,588

            The Netherlands (1.60%):
            ________________________
  54        ABN      ABN AMRO Holding N.V. (ADR)                                    0.40%           29.20         1,577
  85        AEG      Aegon N.V                                                      0.40%           18.74         1,593
  36        ING      ING Groep N.V. (ADR)                                           0.40%           43.91         1,581
  46        MT       Mittal Steel Company N.V. (ADR)                                0.40%           34.45         1,585

            Norway (0.40%):
            _______________
  69        NHY      Norsk Hydro ASA (ADR)                                          0.40%           23.12         1,595

            South Korea (0.81%):
            ____________________
  80        KEP      Korea Electric Power Corporation (ADR)                         0.40%           19.74         1,579
  25        PKX      POSCO (ADR)                                                    0.41%           64.63         1,616

            Spain (0.40%):
            ______________
  53        REP      Repsol YPF, S.A.                                               0.40%           29.66         1,572

            United Kingdom (0.40%):
            _______________________
  69        VOD      Vodafone Group Plc (ADR)                                       0.40%          22.83         1,575

                        Schedule of Investments (cont'd.)

                 Target Triad Portfolio, 4th Quarter 2006 Series
                                     FT 1201


                    At the Opening of Business on the
               Initial Date of Deposit-September 29, 2006


                                                                                  Percentage
Number                                                                            of Aggregate    Market      Cost of
of          Ticker Symbol and                                                     Offering        Value per   Securities to
Shares      Name of Issuer of Securities (1)(6)(7)                                Price           Share       the Trust (2)
______      ______________________________________                                ____________    _________   _____________
            Target Diversified Dividend Strategy Stocks (29.99%):
            _____________________________________________________
 166        B        Barnes Group Inc.                                              0.75%         $ 17.90     $  2,971
 109        BCE      BCE Inc. (5)                                                   0.75%           27.25        2,970
 107        BGG      Briggs & Stratton Corporation                                  0.75%           27.79        2,974
  75        CTL      CenturyTel, Inc.                                               0.75%           39.52        2,964
  98        CGI      The Commerce Group, Inc                                        0.75%           30.44        2,983
  50        COP      ConocoPhillips                                                 0.74%           58.93        2,946
 135        CTCI     CT Communications, Inc.                                        0.75%           21.99        2,969
 121        DHI      D.R. Horton, Inc.                                              0.75%           24.60        2,977
  86        DSCP     Datascope Corp.                                                0.75%           34.53        2,970
  76        DOW      The Dow Chemical Company                                       0.75%           39.20        2,979
 123        EAS      Energy East Corporation                                        0.75%           24.20        2,977
 266        FBP      First BanCorp. (5)                                             0.75%           11.15        2,966
 211        FMT      Fremont General Corporation                                    0.75%           14.10        2,975
 143        HMA      Health Management Associates, Inc.                             0.75%           20.79        2,973
  73        IMN      Imation Corp.                                                  0.75%           40.77        2,976
  66        KBH      KB HOME                                                        0.75%           45.14        2,979
 119        LAD      Lithia Motors, Inc.                                            0.75%           24.89        2,962
  63        MDC      M.D.C. Holdings, Inc.                                          0.75%           47.31        2,981
 107        MAS      Masco Corporation                                              0.75%           27.70        2,964
  71        MRK      Merck & Co. Inc.                                               0.75%           42.06        2,986
  90        MCHP     Microchip Technology Incorporated                              0.75%           32.99        2,969
 242        NTE      Nam Tai Electronics, Inc. (5)                                  0.75%           12.27        2,969
 125        NAFC     Nash Finch Company                                             0.75%           23.85        2,981
  86        NAT      Nordic American Tanker Shipping Limited (5)                    0.75%           34.66        2,981
  60        NUE      Nucor Corporation                                              0.75%           49.58        2,975
  91        PKE      Park Electrochemical Corp.                                     0.75%           32.54        2,961
 111        PNR      Pentair, Inc.                                                  0.75%           26.74        2,968
 122        POM      Pepco Holdings, Inc.                                           0.75%           24.38        2,974
 138        PAS      PepsiAmericas, Inc.                                            0.75%           21.48        2,964
 105        PFE      Pfizer Inc.                                                    0.75%           28.30        2,972
  98        NX       Quanex Corporation                                             0.75%           30.39        2,978
 100        SVU      SUPERVALU INC.                                                 0.75%           29.68        2,968
  72        TK       Teekay Shipping Corporation (5)                                0.75%           41.24        2,969
  68        TNP      Tsakos Energy Navigation Ltd. (5)                              0.75%           43.98        2,991
  81        UVV      Universal Corporation                                          0.75%           36.61        2,965
  80        VZ       Verizon Communications Inc.                                    0.75%           36.94        2,955
 497        WHI      W Holding Company, Inc. (5)                                    0.75%            5.98        2,972
 125        WR       Westar Energy, Inc.                                            0.75%           23.74        2,968
 174        WOR      Worthington Industries, Inc.                                   0.75%           17.05        2,967
  60        WPS      WPS Resources Corporation                                      0.75%           49.73        2,984

                        Schedule of Investments (cont'd.)

                 Target Triad Portfolio, 4th Quarter 2006 Series
                                     FT 1201


                    At the Opening of Business on the
               Initial Date of Deposit-September 29, 2006


                                                                                  Percentage
Number                                                                            of Aggregate    Market      Cost of
of          Ticker Symbol and                                                     Offering        Value per   Securities to
Shares      Name of Issuer of Securities (1)(6)(7)                                Price           Share       the Trust (2)
______      ____________________________________                                  ___________     ________    __________
            _______________________________________
            Target Large-Cap Strategy Stocks (59.98%):
            _______________________________________
 111        ANF      Abercrombie & Fitch Co. (Class A)                              2.01%         $ 71.60     $  7,948
 385        AES      The AES Corporation*                                           2.00%           20.59        7,927
 158        AKAM     Akamai Technologies, Inc.*                                     2.00%           50.07        7,911
  68        ACL      Alcon, Inc. (5)                                                2.00%          116.83        7,944
 103        AAPL     Apple Computer, Inc.*                                          2.00%           77.07        7,938
 118        BHI      Baker Hughes Incorporated                                      1.99%           66.96        7,901
  64        BOT      CBOT Holdings, Inc.*                                           1.99%          123.05        7,875
 106        CTSH     Cognizant Technology Solutions Corporation*                    2.01%           75.01        7,951
  66        CMI      Cummins Inc.                                                   2.01%          120.42        7,948
 405        DTV      The DIRECTV Group, Inc.*                                       2.00%           19.54        7,914
 168        ECA      EnCana Corp. (5)                                               2.00%           47.22        7,933
 117        XOM      Exxon Mobil Corporation                                        1.99%           67.46        7,893
  75        BEN      Franklin Resources, Inc.                                       2.00%          105.47        7,910
 163        GRMN     Garmin Ltd. (5)                                                2.00%           48.54        7,912
 125        HOG      Harley-Davidson, Inc.                                          2.00%           63.50        7,938
 234        IMO      Imperial Oil Ltd. (5)                                          2.00%           33.89        7,930
 241        INTU     Intuit Inc.*                                                   2.00%           32.87        7,922
 341        KR       The Kroger Co.                                                 2.00%           23.21        7,915
 116        LVS      Las Vegas Sands Corp.*                                         2.00%           68.33        7,926
  93        LMT      Lockheed Martin Corporation                                    2.01%           85.60        7,961
 104        MRO      Marathon Oil Corporation                                       1.99%           76.00        7,904
 126        MCO      Moody's Corporation                                            2.00%           62.97        7,934
 319        MOT      Motorola, Inc.                                                 2.00%           24.86        7,930
 268        NVDA     NVIDIA Corporation*                                            2.00%           29.57        7,925
 138        PCAR     PACCAR Inc.                                                    1.99%           57.20        7,894
  98        STR      Questar Corporation                                            2.00%           81.00        7,938
 166        TROW     T. Rowe Price Group Inc.                                       2.00%           47.70        7,918
 277        TJX      The TJX Companies, Inc.                                        2.00%           28.63        7,931
 125        TXU      TXU Corp.                                                      2.00%           63.33        7,916
 189        XTO      XTO Energy, Inc.                                               1.99%           41.80        7,900
                                                                                  _______                     ________
                          Total Investments                                       100.00%                     $396,233
                                                                                  =======                     ========
______________________

See "Notes to Schedules of Investments" on page 34.

                             Schedule of Investments

        Target VIP Conservative Equity Portfolio, 4th Quarter 2006 Series
                                     FT 1201


 At the Opening of Business on the Initial Date of Deposit-September 29, 2006


Number                                                                             Percentage       Market      Cost of
of        Ticker Symbol and                                                        of Aggregate     Value       Securities to
Shares    Name of Issuer of Securities (1)(6)(7)                                   Offering Price   per Share   the Trust (2)
______    ______________________________________                                   ______________   _________   _____________
          The Dow(sm) DART 10 Strategy Stocks (30.00%):
          _____________________________________________
  238     C           Citigroup Inc.                                                 3.00%          $ 49.93     $  11,883
  274     DD          E.I. du Pont de Nemours and Company                            3.00%            43.37        11,883
  176     XOM         Exxon Mobil Corporation                                        3.00%            67.46        11,873
  335     GE          General Electric Company                                       3.00%            35.48        11,886
  330     HPQ         Hewlett-Packard Company                                        3.00%            35.97        11,870
  324     HD          The Home Depot, Inc.                                           3.00%            36.70        11,891
  287     HON         Honeywell International Inc.                                   3.00%            41.37        11,873
  571     INTC        Intel Corporation                                              3.00%            20.79        11,871
  145     IBM         International Business Machines Corporation                    3.00%            81.99        11,889
  434     MSFT        Microsoft Corporation                                          3.00%            27.40        11,892

          Global Target 15 Strategy Stocks (10.07%):
          __________________________________________
          DJIA COMPANIES (3.31%):
   82     T           AT&T Inc.                                                      0.67%            32.37         2,654
   74     GE          General Electric Company                                       0.66%            35.48         2,626
   80     GM          General Motors Corporation                                     0.67%            33.06         2,645
   93     PFE         Pfizer Inc.                                                    0.66%            28.30         2,632
   71     VZ          Verizon Communications Inc.                                    0.66%            36.94         2,623

          FT INDEX COMPANIES (3.35%):
  535     BT/A LN     BT Group Plc                                                   0.67%             4.94         2,642
  522     CPG LN      Compass Group Plc                                              0.67%             5.06         2,641
  482     GKN LN      GKN Plc                                                        0.67%             5.48         2,640
  901     LOG LN      LogicaCMG Plc                                                  0.67%             2.93         2,639
1,155     VOD LN      Vodafone Group Plc                                             0.67%             2.29         2,640

          HANG SENG INDEX COMPANIES (3.35%):
1,000     2388 HK     BOC Hong Kong (Holdings) Limited                               0.56%             2.23         2,229
1,000     1038 HK     Cheung Kong Infrastructure Holdings Limited                    0.78%             3.09         3,088
1,000     267 HK      CITIC Pacific Limited                                          0.77%             3.06         3,062
1,310     1199 HK     Cosco Pacific Limited                                          0.67%             2.02         2,641
4,000     8 HK        PCCW Limited                                                   0.62%             0.62         2,464

          The S&P Target 24 Strategy Stocks (49.93%):
          ___________________________________________
255       ABI         Applera Corporation-Applied Biosystems Group                   2.12%            33.00         8,415
 47       CTL         CenturyTel, Inc.                                               0.47%            39.52         1,857
 76       CL          Colgate-Palmolive Company                                      1.20%            62.57         4,755
 60       EQ          Embarq Corporation                                             0.73%            48.47         2,908
 11       EOG         EOG Resources, Inc.                                            0.18%            63.89           703
251       XOM         Exxon Mobil Corporation                                        4.27%            67.46        16,932
 19       GOOG        Google Inc.*                                                   1.94%           403.58         7,668
137       HOG         Harley-Davidson, Inc.                                          2.20%            63.50         8,699
 30       INTU        Intuit Inc.*                                                   0.25%            32.87           986
117       JCP         J.C. Penney Company, Inc.                                      2.05%            69.28         8,106
176       LH          Laboratory Corporation of America Holdings*                    2.97%            66.81        11,759
157       LMT         Lockheed Martin Corporation                                    3.39%            85.60        13,439
197       MAT         Mattel, Inc.                                                   0.98%            19.79         3,899
871       MSFT        Microsoft Corporation                                          6.02%            27.40        23,865
430       MCO         Moody's Corporation                                            6.84%            62.97        27,077
 36       OXY         Occidental Petroleum Corporation                               0.43%            47.57         1,713
 93       PCAR        PACCAR Inc.                                                    1.34%            57.20         5,320
246       PEP         PepsiCo, Inc.                                                  4.05%            65.30        16,064
 65       ROK         Rockwell Automation, Inc.                                      0.94%            57.46         3,735
174       SAFC        SAFECO Corporation                                             2.59%            58.94        10,256
149       TMK         Torchmark Corporation                                          2.39%            63.42         9,450
 24       UST         UST Inc.                                                       0.33%            54.09         1,298
142       WAT         Waters Corporation*                                            1.62%            45.23         6,423
193       WIN         Windstream Corporation                                         0.63%            13.00         2,509

                        Schedule of Investments (cont'd.)

        Target VIP Conservative Equity Portfolio, 4th Quarter 2006 Series
                                     FT 1201


                    At the Opening of Business on the
               Initial Date of Deposit-September 29, 2006



Number                                                                              Percentage       Market      Cost of
of        Ticker Symbol and                                                         of Aggregate     Value       Securities to
Shares    Name of Issuer of Securities (1)(6)(7)                                    Offering Price   per Share   the Trust (2)
______    ______________________________________                                    ______________   _________   _____________
          Value Line(R) Target 25 Strategy Stocks (10.00%):
          __________________________________________
 30       AKAM        Akamai Technologies, Inc.*                                      0.38%          $ 50.07     $  1,502
 21       ATI         Allegheny Technologies, Inc.                                    0.33%            62.02        1,302
 30       AEOS        American Eagle Outfitters, Inc.                                 0.34%            45.14        1,354
 15       ANN         AnnTaylor Stores Corporation*                                   0.16%            42.60          639
133       ADM         Archer-Daniels-Midland Company                                  1.26%            37.66        5,009
 22       BIG         Big Lots, Inc.*                                                 0.11%            20.16          443
 16       BW          Brush Engineered Materials Inc.*                                0.10%            24.98          400
166       BT          BT Group PLC (ADR) (5)                                          2.10%            50.15        8,325
 13       CBK         Christopher & Banks Corporation                                 0.10%            30.47          396
  7       CLB         Core Laboratories N.V. (5)*                                     0.11%            62.43          437
 15       DDS         Dillard's, Inc. (Class A)                                       0.13%            33.44          502
 43       GRMN        Garmin Ltd. (5)                                                 0.53%            48.54        2,087
 10       BGC         General Cable Corporation*                                      0.10%            39.08          391
  9       GES         GUESS?, Inc.*                                                   0.11%            49.83          448
  9       GYMB        The Gymboree Corporation*                                       0.10%            43.21          389
 53       HOG         Harley-Davidson, Inc.                                           0.85%            63.50        3,365
 20       KBALB       Kimball International, Inc.                                     0.10%            19.75          395
 12       LIFC        LifeCell Corporation*                                           0.10%            31.92          383
 22       MDR         McDermott International, Inc. (5)*                              0.23%            42.01          924
 14       NTY         NBTY, Inc.*                                                     0.10%            29.56          414
393       Q           Qwest Communications International Inc.*                        0.87%             8.73        3,431
 10       SHOO        Steven Madden, Ltd.*                                            0.10%            39.25          392
 25       TTEC        TeleTech Holdings, Inc.*                                        0.10%            15.61          390
 23       TPX         Tempur-Pedic International Inc.*                                0.10%            17.24          397
 93       TXU         TXU Corp.                                                       1.49%            63.33        5,890
                                                                                    _______                      ________
                           Total Investments                                        100.00%                      $396,118
                                                                                    =======                      ========
___________

                    NOTES TO SCHEDULES OF INVESTMENTS

(1) All Securities are represented by regular way contracts to purchase such Securities which are backed by an irrevocable letter of credit deposited with the Trustee. The Sponsor entered into purchase contracts for the Securities on September 29, 2006. Such purchase contracts are expected to settle within three business days.

(2) The cost of the Securities to a Trust represents the aggregate underlying value with respect to the Securities acquired-generally determined by the closing sale prices of the Securities on the applicable exchange (where applicable, converted into U.S. dollars at the offer side of the exchange rate at the Evaluation Time) at the Evaluation Time on the business day prior to the Initial Date of Deposit. The valuation of the Securities has been determined by the Evaluator, an affiliate of the Sponsor. The cost of the Securities to the Sponsor and the Sponsor's loss (which is the difference between the cost of the Securities to the Sponsor and the cost of the Securities to a Trust) are set forth below:


Page 33


                                                                           Cost of Securities   Profit
                                                                           to Sponsor           (Loss)
                                                                           __________________   ______
The Dow(sm) Target 5 Portfolio, 4th Quarter 2006 Series                    $148,849             $(362)
Global Target 15 Portfolio, 4th Quarter 2006 Series                         130,540              (680)
The Nasdaq(R) Target 15 Portfolio, 4th Quarter 2006 Series                  148,497                78
NYSE(R) International Target 25 Portfolio, 4th Quarter 2006 Series          148,418                55
The S&P Target 24 Portfolio, 4th Quarter 2006 Series                        148,956              (135)
S&P Target SMid 60 Portfolio, 4th Quarter 2006 Series                       148,942              (423)
Target 50/50 Portfolio, 4th Quarter 2006 Series                             396,613              (684)
Target Diversified Dividend Portfolio, 4th Quarter 2006 Series              148,923              (429)
Target Large-Cap Portfolio, 4th Quarter 2006 Series                         148,411               (37)
Target Small-Cap Portfolio, 4th Quarter 2006 Series                         149,098              (654)
Target Triad Portfolio, 4th Quarter 2006 Series                             396,621              (388)
Target VIP Conservative Equity Portfolio, 4th Quarter 2006 Series           396,694              (576)

(3) Current Dividend Yield for each Security was calculated by dividing the most recent annualized ordinary dividend declared or paid on a Security by that Security's closing sale price at the Evaluation Time on the business day prior to the Initial Date of Deposit, without consideration of foreign withholding or changes in currency exchange rates, if applicable.

(4) Each Security represents the common stock of a foreign company which trades directly on a foreign securities exchange.

(5) Each Security represents the common stock of a foreign company which trades directly, or through an American Depositary Receipt (ADR), on a U.S. national securities exchange.

(6) Common stocks of companies headquartered or incorporated outside the United States comprise approximately 66.96%, 2.68%, 100%, 1.11%,
11.07%,  17.49%,  13.32%,  23.28%  and 9.72%  of the investments of
Global Target 15 Portfolio, 4th Quarter 2006 Series; The Nasdaq(R) Target 15 Portfolio, 4th Quarter 2006 Series; NYSE(R) International Target 25 Portfolio, 4th Quarter 2006 Series; S&P Target SMid 60 Portfolio, 4th Quarter 2006 Series; Target 50/50 Portfolio, 4th Quarter 2006 Series; Target Diversified Dividend Portfolio, 4th Quarter 2006 Series; Target Large-Cap Portfolio, 4th Quarter 2006 Series; Target Triad Portfolio, 4th Quarter 2006 Series; and Target VIP Conservative Equity Portfolio, 4th Quarter 2006 Series, respectively.

(7) Securities of companies in the following sectors comprise the percentage of the investments of the Trusts as indicated:

The Dow(sm) Target 5 Portfolio, 4th Quarter 2006 Series:
    Consumer-Discretionary 20%, Healthcare 20%, Industrials 20%,
    Telecommunication Services 40%

Global Target 15 Portfolio, 4th Quarter 2006 Series:
    Consumer-Discretionary 13.23%, Financial Services 6.86%, Healthcare 6.60%, Industrials 33.63%, Information Technology 6.61%,
    Telecommunication Services 33.07%

The Nasdaq(R) Target 15 Portfolio, 4th Quarter 2006 Series:
    Consumer-Discretionary 23.99%, Healthcare 8.08%, Industrials 3.74%,
     Information Technology 62.86%, Materials 1.33%

NYSE(R) International Target 25 Portfolio, 4th Quarter 2006 Series:
    Consumer-Discretionary 8%, Energy 20%, Financial Services 20%, Materials 16%, Telecommunication Services 28%, Utilities 8%

The S&P Target 24 Portfolio, 4th Quarter 2006 Series:
    Consumer-Discretionary 10.46%, Consumer-Staples 11.17%, Energy 9.77%, Financial Services 23.58%, Healthcare 13.38%, Industrials 11.37%, Information Technology 16.60%, Telecommunication Services 3.67%

S&P Target SMid 60 Portfolio, 4th Quarter 2006 Series:
    Consumer-Discretionary 25.55%, Consumer-Staples 3.32%, Energy 6.65%, Financial Services 16.68%, Healthcare 5.55%, Industrials 14.48%, Information Technology 6.66%, Materials 2.22%, Telecommunication Services 2.23%, Utilities 16.66%

Target 50/50 Portfolio, 4th Quarter 2006 Series:
    Consumer- Discretionary 6.78%, Consumer-Staples 2.21%, Energy 5.99%, Financial Services 25.52%, Healthcare 3.42%, Industrials 4.84%, Information Technology 14.77%, Materials 8.26%, Telecommunication Services 8.20%, Utilities 20.01%

Target Diversified Dividend Portfolio, 4th Quarter 2006 Series:
    Consumer-Discretionary 9.97%, Consumer-Staples 10.00%, Energy 9.99%, Financial Services 10.00%, Healthcare 10.01%, Industrials 10.01%, Information Technology 10.01%, Materials 10.01%, Telecommunication Services 10.01%, Utilities 9.99%

Target Large-Cap Portfolio, 4th Quarter 2006 Series:
    Consumer-Discretionary 20.00%, Consumer-Staples 3.33%, Energy 19.98%, Financial Services 13.35%, Healthcare 3.31%, Industrials 10.03%, Information Technology 20.01%, Utilities 9.99%

Target Small-Cap Portfolio, 4th Quarter 2006 Series:
    Consumer-Discretionary 19.67%, Consumer-Staples 1.66%, Energy 1.14%, Financial Services 2.46%, Healthcare 18.55%, Industrials 18.54%, Information Technology 34.40%, Materials 3.58%

Target Triad Portfolio, 4th Quarter 2006 Series:
    Consumer-Discretionary 15.82%, Consumer-Staples 5.00%, Energy 16.96%, Financial Services 12.99%, Healthcare 5.00%, Industrials 9.01%, Information Technology 15.01%, Materials 4.61%, Telecommunication Services 5.80%, Utilities 9.80%

Target VIP Conservative Equity Portfolio, 4th Quarter 2006 Series:
    Consumer-Discretionary 12.30%, Consumer-Staples 6.94%, Energy 7.99%, Financial Services 15.38%, Healthcare 7.47%, Industrials 15.65%, Information Technology 21.26%, Materials 3.43%, Telecommunication Services 8.09%, Utilities 1.49%

* This Security has not paid a cash dividend during the 12 months prior to the Initial Date of Deposit.

                       The FT Series

The FT Series Defined.

We, First Trust Portfolios L.P. (the "Sponsor"), have created hundreds of similar yet separate series of a unit investment trust which we have named the FT Series. The series to which this prospectus relates, FT 1201, consists of 12 separate portfolios set forth below:

- The Dow(sm) Target 5 Portfolio
- Global Target 15 Portfolio
- The Nasdaq(R) Target 15 Portfolio
- NYSE(R) International Target 25 Portfolio
- The S&P Target 24 Portfolio
- S&P Target SMid 60 Portfolio
- Target 50/50 Portfolio
- Target Diversified Dividend Portfolio
- Target Large-Cap Portfolio
- Target Small-Cap Portfolio
- Target Triad Portfolio
- Target VIP Conservative Equity Portfolio

Each Trust was created under the laws of the State of New York by a Trust Agreement (the "Indenture") dated the Initial Date of Deposit.
This agreement, entered into among First Trust Portfolios L.P., as Sponsor, The Bank of New York as Trustee, FTP Services LLC as Fund/SERV(R) Eligible Unit Servicing Agent and First Trust Advisors L.P. as Portfolio Supervisor and Evaluator, governs the operation of the Trusts. Fund/SERV is a service of National Securities Clearing Corporation, a subsidiary of The Depository Trust & Clearing Corporation.

YOU MAY GET MORE SPECIFIC DETAILS CONCERNING THE NATURE, STRUCTURE AND RISKS OF THIS PRODUCT IN AN "INFORMATION SUPPLEMENT" BY CALLING THE SPONSOR AT 1-800-621-1675, EXT. 1.

How We Created the Trusts.

On the Initial Date of Deposit, we deposited portfolios of common stocks with the Trustee and in turn, the Trustee delivered documents to us representing our ownership of the Trusts in the form of units ("Units").

After the Initial Date of Deposit, we may deposit additional Securities in a Trust, or cash (including a letter of credit or the equivalent) with instructions to buy more Securities, to create new Units for sale. If we create additional Units, we will attempt, to the extent practicable, to maintain the percentage relationship established among the Securities on the Initial Date of Deposit (as set forth in "Schedule of Investments" for each Trust), adjusted to reflect the sale, redemption or liquidation of any of the Securities or any stock split or a merger or other similar event affecting the issuer of the Securities.

Since the prices of the Securities will fluctuate daily, the ratio of Securities in a Trust, on a market value basis, will also change daily. The portion of Securities represented by each Unit will not change as a result of the deposit of additional Securities or cash in a Trust. If we deposit cash, you and new investors may experience a dilution of your investment. This is because prices of Securities will fluctuate between the time of the cash deposit and the purchase of the Securities, and because the Trusts pay the associated brokerage fees. To reduce this dilution, the Trusts will try to buy the Securities as close to the Evaluation Time and as close to the evaluation price as possible. In addition, because the Trusts pay the brokerage fees associated with the creation of new Units and with the sale of Securities to meet redemption and exchange requests, frequent redemption and exchange activity will likely result in higher brokerage expenses.

An affiliate of the Trustee may receive these brokerage fees or the Trustee may retain and pay us (or our affiliate) to act as agent for a Trust to buy Securities. If we or an affiliate of ours act as agent to a Trust we will be subject to the restrictions under the Investment
Company Act of 1940, as amended.

We cannot guarantee that a Trust will keep its present size and composition for any length of time. Securities may periodically be sold under certain circumstances, and the proceeds from these sales will be used to meet Trust obligations or distributed to Unit holders, but will not be reinvested. However, Securities will not be sold to take advantage of market fluctuations or changes in anticipated rates of appreciation or depreciation, or if they no longer meet the criteria by which they were selected. You will not be able to dispose of or vote any of the Securities in a Trust. As the holder of the Securities, the Trustee will vote all of the Securities and will do so based on our instructions.

Neither we nor the Trustee will be liable for a failure in any of the Securities. However, if a contract for the purchase of any of the Securities initially deposited in a Trust fails, unless we can purchase substitute Securities ("Replacement Securities") we will refund to you that portion of the purchase price and transactional sales charge resulting from the failed contract on the next Distribution Date. Any Replacement Security a Trust acquires will be identical to those from the failed contract.

                        Portfolios

Objectives.

When you invest in a Trust you are purchasing a quality portfolio of attractive common stocks in one convenient purchase. The objective of each Trust is to provide the potential for an above-average total return. To achieve this objective, each Trust will invest in the common stocks of companies which are selected by applying a unique specialized strategy. While the Trusts seek to provide the potential for above-average total return, each follows a different investment strategy. We cannot guarantee that a Trust will achieve its objective or that a Trust will make money once expenses are deducted.

The Dow(sm) Target 5 Strategy.

The Dow(sm) Target 5 Strategy invests in stocks with high dividend yields. By selecting stocks with the highest dividend yields, the Strategy seeks to uncover stocks that may be out of favor or undervalued. Investing in stocks with high dividend yields may be effective in achieving the investment objective of the Trust, because regular dividends are common for established companies, and dividends have historically accounted for a large portion of the total return on stocks. The Dow(sm) Target 5 Strategy seeks to amplify this dividend yield strategy by selecting the five lowest priced stocks of the 10 highest dividend-yielding stocks in the Dow Jones Industrial Averagesm ("DJIA(sm)").

The Dow(sm) Target 5 Strategy stocks are determined as follows:

Step 1: We rank all 30 stocks contained in the DJIA(sm) by dividend yield as of the business day prior to the date of this prospectus.

Step 2: We then select the 10 highest dividend-yielding stocks from this group.

Step 3:From the 10 stocks selected in Step 2, we select an equally-weighted portfolio of the five stocks with the lowest per share stock price for The Dow(sm) Target 5 Strategy.


Based on the composition of the portfolio on the Initial Date of Deposit, The Dow(sm) Target 5 Portfolio is considered a Large-Cap Value Trust.


Global Target 15 Strategy.

The Global Target 15 Strategy invests in stocks with high dividend yields. By selecting stocks with the highest dividend yields, the Strategy seeks to uncover stocks that may be out of favor or undervalued. The Trust seeks to amplify this dividend yield strategy by selecting the five lowest priced stocks of the 10 highest dividend-yielding stocks in a particular index. The Global Target 15 Strategy stocks are determined as follows:

Step 1:We rank all stocks contained in the DJIA(sm), the Financial Times Industrial Ordinary Share Index ("FT Index") and the Hang Seng Index by dividend yield as of the business day prior to the date of this prospectus in the case of DJIA(sm) stocks or two business days prior to the date of this prospectus in the case of FT Index and Hang Seng Index stocks.

Step 2:We select the 10 highest dividend-yielding stocks in each respective index.

Step 3:We select an equally-weighted portfolio of the five stocks with the lowest per share stock price of the 10 highest-dividend yielding stocks in each respective index as of their respective selection date for the Global Target 15 Strategy.

Companies which, on or before their respective selection date, are subject to any of the limited circumstances which warrant removal of a Security from a Trust as described under "Removing Securities from a Trust" have been excluded from the universe of securities from which the Global Target 15 Strategy stocks are selected.


Based on the composition of the portfolio on the Initial Date of Deposit, the Global Target 15 Portfolio is considered a Large-Cap Value Trust.


The Nasdaq(R) Target 15 Strategy.

The Nasdaq(R) Target 15 Strategy selects a portfolio of the 15 Nasdaq-100 Index(R) stocks with the best overall ranking on both 12- and 6-month price appreciation, return on assets and price to cash flow as a means to achieving its investment objective. The Nasdaq(R) Target 15 Strategy stocks are determined as follows:

Step 1:We select stocks which are components of the Nasdaq-100 Index(R) as of two business days prior to the date of this prospectus and numerically rank them by 12-month price appreciation (best [1] to worst [100]).

Step 2:We then numerically rank the stocks by six-month price appreciation.

Step 3:The stocks are then numerically ranked by return on assets ratio.

Step 4:We then numerically rank the stocks by the ratio of cash flow per share to stock price.

Step 5:We add up the numerical ranks achieved by each company in the above steps and select the 15 stocks with the lowest sums for The
Nasdaq(R) Target 15 Strategy.

The stocks which comprise The Nasdaq(R) Target 15 Strategy are weighted by market capitalization subject to the restriction that only whole shares are purchased and that no stock will comprise less than 1% or 25% or more of The Nasdaq(R) Target 15 Strategy portion of the portfolio on the date of this prospectus. The Securities will be adjusted on a proportionate basis to accommodate this constraint.


Based on the composition of the portfolio on the Initial Date of Deposit, The Nasdaq(R) Target 15 Portfolio is considered a Large-Cap Growth Trust.

NYSE(R) International Target 25 Strategy.

Incorporating international investments into an overall portfolio can offer benefits such as diversification, reduced volatility and the potential for enhanced performance. The NYSE(R) International Target 25 Portfolio provides investors with a way to strategically invest in foreign companies. The NYSE(R) International Target 25 Strategy stocks are determined as follows:

Step 1:We begin with the stocks that comprise the NYSE International 100 Index(sm) as of two business days prior to the date of this prospectus. The Index consists of the 100 largest non-U.S. stocks trading on the New York Stock Exchange.

Step 2:We screen for liquidity by eliminating companies with average daily trading volume below $300,000 for the prior three months.

Step 3:We rank each remaining stock on two factors:

Factor 1:   Price to book

Factor 2:   Price to cash flow

Lower, but positive, price to book and price to cash flow ratios are generally used as an indication of value.

Step 4:We purchase an equally-weighted portfolio of the 25 stocks with the best overall ranking on the two factors.


Based on the composition of the portfolio on the Initial Date of Deposit, the NYSE(R) International Target 25 Portfolio is considered a Large-Cap Value Trust.


The S&P Target 24 Strategy.

The S&P Target 24 Strategy selects a portfolio of 24 common stocks from the Standard & Poor's 500 Composite Stock Price Index ("S&P 500") which are based on the following steps:

Step 1:All of the economic sectors in the S&P 500 are ranked by market capitalization as of two business days prior to the date of this prospectus and the eight largest sectors are selected.

Step 2:The stocks in each of those eight sectors are then ranked among their peers based on three distinct factors:

Factor 1:   Trailing four quarters' return on assets, which is net
income divided by average assets. Those stocks with high return on assets achieve better rankings.

Factor 2:   Buyback yield, which measures the percentage decrease in
common stock outstanding versus one year earlier. Those stocks with greater percentage decreases receive better rankings.

Factor 3:   Bullish interest indicator, which compares the number of
shares traded in months in which the stock price rose to the number of shares traded in months in which the stock price declined. Those stocks with a high bullish interest indicator achieve better rankings.

Step 3:The three stocks from each of the eight sectors with the highest combined ranking on these three factors are selected for The S&P Target 24 Strategy. In the event of a tie within a sector, the stock with the higher market capitalization is selected.

Each stock receives a weighting equivalent to its relative market value among the three stocks from the individual sector. The combined weight of the three stocks for a sector is equal to the sector's equivalent weighting among the eight sectors being selected from.


Based on the composition of the portfolio on the Initial Date of Deposit, The S&P Target 24 Portfolio is considered a Large-Cap Growth Trust.


S&P Target SMid 60 Strategy.

This small and mid-capitalization strategy is designed to identify stocks with improving fundamental performance and sentiment. The strategy focuses on small and mid-size companies because we believe they are more likely to be in an earlier stage of their economic life cycle than mature large-cap companies. In addition, the ability to take advantage of share price discrepancies is likely to be greater with smaller stocks than with more widely followed large-cap stocks. The S&P Target SMid 60 Strategy stocks are determined as follows:

Step 1: We begin with the stocks that comprise the Standard & Poor's MidCap 400 Index ("S&P MidCap 400") and the Standard & Poor's SmallCap 600 Index ("S&P SmallCap 600") as of two business days prior to the date of this prospectus.

Step 2: We rank the stocks in each index by price to book value and select the best quartile from each index-100 stocks from the S&P MidCap 400 and 150 stocks from the S&P SmallCap 600 with the lowest, but positive, price to book ratio.

Step 3: We rank each remaining stock on three factors:

- Price to cash flow;

- 12-month change in return on assets;

- 3-month price appreciation.

Step 4: We eliminate any stock with a market capitalization of less than $250 million and with average daily trading volume of less than $250,000.

Step 5: The 30 stocks from each index with the highest combined ranking on the three factors set forth in Step 3 are selected for the portfolio.

Step 6: The stocks selected from the S&P MidCap 400 are given twice the weight of the stocks selected from the S&P SmallCap 600.

Target 50/50 Strategy.

The composition of the Trust on the Initial Date of Deposit is as follows:

Approximately 1/2 common stocks which comprise the Dow(sm) Target
Dividend Strategy;

Approximately 1/2 common stocks which comprise the Target VIP Strategy.

The Securities which comprise The Dow(sm) Target Dividend Strategy and the Target VIP Strategy portions of the Trust were selected as follows:

The Dow(sm) Target Dividend Strategy.

The Dow(sm) Target Dividend Strategy selects a portfolio of the 20 stocks from the Dow Jones Select Dividend Index(sm) with the best overall ranking on both the change in return on assets over the last 12 months and price-to-book as a means to achieving its investment objective.

The Dow(sm) Target Dividend Strategy stocks are determined as follows:

Step 1: We rank all 50 stocks contained in the Dow Jones Select Dividend Index(sm) as of two business days prior to the date of this prospectus (best [1] to worst [50]) by:

- Greatest change in return on assets over the last 12 months. An increase in return on assets generally indicates improving business fundamentals.

- Price-to-book. A lower, but positive, price-to-book ratio is generally used as an indication of value.

Step 2: We then select an equally-weighted portfolio of the 20 stocks with the best overall ranking on the two factors for The Dow(sm) Target Dividend Strategy.

Companies which, as of the selection date, Dow Jones has announced will be removed from the Dow Jones Select Dividend Index(sm), have been removed from the universe of securities from which The Dow(sm) Target Dividend Strategy stocks are selected.

Target VIP Strategy.

The Target VIP Strategy invests in the common stocks of companies which are selected by applying six separate uniquely specialized strategies. While each of the strategies included in the Target VIP Portfolio also seeks to provide an above-average total return, each follows a different investment strategy. The Target VIP Portfolio seeks to outperform the S&P 500 Index. The Target VIP Portfolio provides investors with exposure to both growth and value stocks, as well as several different sectors of the worldwide economy. We believe this approach offers investors a better opportunity for investment success regardless of which investment styles prevail in the market.

The composition of the Target VIP Strategy on the Initial Date of Deposit is as follows:

- Approximately 1/6 common stocks which comprise The Dow(sm) DART 5
Strategy;

- Approximately 1/6 common stocks which comprise the European Target 20
Strategy;

- Approximately 1/6 common stocks which comprise The Nasdaq(R) Target 15
Strategy;

- Approximately 1/6 common stocks which comprise The S&P Target 24
Strategy;

- Approximately 1/6 common stocks which comprise the Target Small-Cap Strategy; and

- Approximately 1/6 common stocks which comprise the Value Line(R) Target 25 Strategy.

The Securities which comprise The Dow(sm) DART 5 Strategy, the European Target 20 Strategy, the Target Small-Cap Strategy and the Value Line(R) Target 25 Strategy portions of the Trust were selected as follows:

The Dow(sm) Dividend and Repurchase Target 5 Strategy.

The Dow(sm) DART 5 Strategy selects a portfolio of DJIA(sm) stocks with high dividend yields and/or high buyback ratios and high return on assets, as a means to achieving the Strategy's investment objective. By analyzing dividend yields, the Strategy seeks to uncover stocks that may be out of favor or undervalued. More recently, many companies have turned to stock reduction programs as a tax efficient way to bolster their stock prices and reward shareholders. Companies which have reduced their shares through a share buyback program may provide a strong cash flow position and, in turn, high quality earnings. Buyback ratio is the ratio of a company's shares of common stock outstanding 12 months prior to the date of this prospectus divided by a company's shares outstanding as of the business day prior to the date of this prospectus, minus "1."

The Dow(sm) DART 5 Strategy stocks are determined as follows:

Step 1: We rank all 30 stocks contained in the DJIA(sm) by the sum of their dividend yield and buyback ratio as of the business day prior to the date of this prospectus.

Step 2: We then select the 10 stocks with the highest combined dividend yields and buyback ratios.

Step 3: From the 10 stocks selected in Step 2, we select an equally-weighted portfolio of the five stocks with the greatest change in return on assets in the most recent year as compared to the previous year for The Dow(sm) DART 5 Strategy.

European Target 20 Strategy.

The European Target 20 Strategy invests in stocks with high dividend yields. By selecting stocks with the highest dividend yields, the Strategy seeks to uncover stocks that may be out of favor or undervalued. The European Target 20 Strategy is determined as follows:

Step 1:We rank the 120 largest companies based on market capitalization which are headquartered in Austria, Belgium, Denmark, Finland, France, Germany, Greece, Ireland, Italy, the Netherlands, Norway, Portugal, Spain, Sweden, Switzerland and the United Kingdom by dividend yield as of two business days prior to the date of this prospectus.

Step 2:We select an equally-weighted portfolio of the 20 highest dividend-yielding stocks for the European Target 20 Strategy.

During the initial offering period, the Target 50/50 Portfolio will not invest more than 5% of its portfolio in shares of any one securities-related issuer contained in the European Target 20 Strategy.

Target Small-Cap Strategy.

The Target Small-Cap Strategy invests in stocks with small market capitalizations which have recently exhibited certain positive financial attributes. The Target Small-Cap Strategy stocks are determined as follows:

Step 1:We select the stocks of all U.S. corporations which trade on the NYSE, the American Stock Exchange ("AMEX") or The Nasdaq Stock Market ("Nasdaq") (excluding limited partnerships, American Depositary Receipts and mineral and oil royalty trusts) as of two business days prior to the date of this prospectus.

Step 2:We then select companies which have a market capitalization of between $150 million and $1 billion and whose stock has an average daily dollar trading volume of at least $500,000.

Step 3:We next select stocks with positive three-year sales growth.

Step 4:From there we select those stocks whose most recent annual earnings are positive.

Step 5:We eliminate any stock whose price has appreciated by more than 75% in the last 12 months.

Step 6:We select the 40 stocks with the greatest price appreciation in the last 12 months on a relative market capitalization basis (highest to lowest) for the Target Small-Cap Strategy.

For purposes of applying the Target Small-Cap Strategy, market capitalization and average trading volume are based on 1996 dollars which are periodically adjusted for inflation. All steps apply monthly and rolling quarterly data instead of annual figures where possible.

The stocks which comprise the Target Small-Cap Strategy are weighted by market capitalization.

Value Line(R) Target 25 Strategy.

The Value Line(R) Target 25 Strategy invests in 25 of the 100 stocks that Value Line(R) gives a #1 ranking for Timeliness(TM) which have recently exhibited certain positive financial attributes. Value Line(R) ranks 1,700 stocks which represent approximately 95% of the trading volume on all U.S. stock exchanges. Of these 1,700 stocks, only 100 are given their #1 ranking for Timeliness(TM), which measures Value Line's view of their probable price performance during the next six to 12 months relative to the others. Value Line(R) bases their rankings on various factors, including long-term trend of earnings, prices, recent earnings, price momentum, and earnings surprise. The Value Line(R) Target 25 Strategy stocks are determined as follows:

Step 1:We start with the 100 stocks which Value Line(R) at the initial date of deposit gives their #1 ranking for Timeliness(TM), remove the stocks of financial companies and the stocks of companies whose shares are not listed on a U.S. securities exchange, and apply the following rankings as of two business days prior to the date of this prospectus.

Step 2:We rank these remaining stocks for consistent growth based on 12-month and 6-month price appreciation (best [1] to worst [100]).

Step 3:We then rank the stocks for profitability by their return on assets.

Step 4:Finally, we rank the stocks for value based on their price to cash flow.

Step 5:We add up the numerical ranks achieved by each company in the above steps and select the 25 stocks with the lowest sums for the Value Line Target 25 Strategy.

The stocks which comprise the Value Line(R) Target 25 Strategy are weighted by market capitalization subject to the restriction that no stock will comprise less than approximately 1% or 25% or more of the Value Line(R) Target 25 Strategy portion of the portfolio on the date of this prospectus. The Securities will be adjusted on a proportionate basis to accommodate this constraint.


Based on the composition of the portfolio on the Initial Date of Deposit, the Target 50/50 Portfolio is considered a Large-Cap
Blend Trust.


Target Diversified Dividend Strategy.

The Target Diversified Dividend Strategy seeks to provide the potential for above-average total return through a combination of capital appreciation and dividend income by adhering to a simple investment strategy; however, there is no assurance the objective will be met. The Target Diversified Dividend Strategy stocks are determined as follows:

Step 1:We begin with all stocks traded on a U.S. exchange as of two business days prior to the date of this prospectus and screen for the following:

- Minimum market capitalization of $250 million;

- Minimum three-month average daily trading volume of $1.5 million; and

- Minimum stock price of $5.

Step 2:We eliminate Real Estate Investment Trusts ("REITs"), American Depositary Receipts, Registered Investment Companies and Limited
Partnerships.

Step 3:We select only those stocks with positive three-year dividend growth.

Step 4:We rank each remaining stock on three factors:

- Indicated dividend yield - 50%;

- Price to book - 25%; and

- Payout ratio - 25%.

Step 5:We purchase an equally-weighted portfolio consisting of four stocks from each of the ten major market sectors with the highest combined ranking on the three factors.

Target Large-Cap Strategy.

The Target Large-Cap Strategy invests in stocks with large market capitalizations which have recently exhibited certain positive financial attributes. The Target Large-Cap Strategy stocks are determined as follows:

Step 1:We begin with all stocks traded on a U.S. exchange as of two business days prior to the date of this prospectus and screen for the following:

- Minimum market capitalization of $6 billion;

- Minimum three month average daily trading volume of $5 million; and

- Minimum stock price of $5.

Step 2:We eliminate REITs, American Depositary Receipts, Registered Investment Companies and Limited Partnerships.

Step 3:We select only those stocks with positive one year sales growth.

Step 4:We rank the remaining stocks on three factors:

- Sustainable growth rate;

- Change in return on assets; and

- Recent price appreciation.

Step 5:We purchase an equally-weighted portfolio of the 30 stocks with the highest combined ranking on the three factors, subject to a maximum of six stocks from any one of the ten major market sectors.


Based on the composition of the portfolio on the Initial Date of Deposit, the Target Large-Cap Portfolio is considered a Large-Cap
Growth Trust.


Target Small-Cap Strategy.

The Securities which comprise the Target Small-Cap Strategy were chosen by applying the same selection criteria set forth above.


Based on the composition of the portfolio on the Initial Date of Deposit, the Target Small-Cap Portfolio is considered a Small-Cap
Growth Trust.


Target Triad Strategy.

The Target Triad Portfolio invests in the common stocks of companies which are selected by applying three separate uniquely specialized strategies. Finding the right mix of investments is a key factor to successful investing. Because different investments often react differently to economic and market changes, diversifying among low-correlated investments primarily helps to reduce volatility and also has the potential to enhance your returns. The Target Triad Portfolio, whose objective is to provide the potential for above-average capital appreciation, has been developed for this purpose.

The composition of the Target Triad Portfolio on the Initial Date of Deposit is as follows:

- Approximately 10% common stocks which comprise the NYSE(R)
International Target 25 Strategy;

- Approximately 30% common stocks which comprise the Target Diversified Dividend Strategy; and

- Approximately 60% common stocks which comprise the Target Large-Cap
Strategy.

The Securities which comprise the NYSE(R) International Target 25
Strategy, the Target Diversified Dividend Strategy and the Target Large-Cap Strategy portions of the Trust were chosen by applying the same selection criteria set forth above.


Based on the composition of the portfolio on the Initial Date of Deposit, the Target Triad Portfolio is considered a Large-Cap Value Trust.


Target VIP Conservative Equity Strategy.

The Target VIP Conservative Equity Strategy invests in the common stocks of companies which are selected by applying four separate uniquely specialized strategies. The strategy seeks to outperform the S&P 500 Index. The Target VIP Conservative Equity Portfolio provides investors with exposure to both growth and value stocks, as well as several different sectors of the worldwide economy. We believe this approach offers investors a better opportunity for investment success regardless of which investment styles prevail in the market. The composition of the Target VIP Conservative Equity Strategy on the Initial Date of Deposit is as follows:

- Approximately 30% common stocks which comprise The Dow(sm) DART 10
Strategy;

- Approximately 10% common stocks which comprise the Global Target 15
Strategy;

- Approximately 50% common stocks which comprise The S&P Target 24
Strategy;

- Approximately 10% common stocks which comprise the Value Line(R) Target 25 Strategy.

The Dow(sm) DART 10 Strategy.

The Dow(sm) Dividend and Repurchase Target ("DART") 10 Strategy selects a portfolio of DJIA(sm) stocks with high dividend yields and/or high buyback ratios as a means to achieving the Strategy's investment objective. By analyzing dividend yields, the Strategy seeks to uncover stocks that may be out of favor or undervalued. More recently, many companies have turned to stock reduction programs as a tax efficient way to bolster their stock prices and reward shareholders. Companies which have reduced their shares through a share buyback program may provide a strong cash flow position and, in turn, high quality earnings. Buyback ratio is the ratio of a company's shares of common stock outstanding 12 months prior to the date of this prospectus divided by a company's shares outstanding as of the business day prior to the date of this prospectus, minus "1."

The Dow(sm) DART 10 Strategy stocks are determined as follows:

Step 1: We rank all 30 stocks contained in the DJIA(sm) by the sum of their dividend yield and buyback ratio as of the business day prior to the date of this prospectus.

Step 2: We then select an equally-weighted portfolio of the 10 stocks with the highest combined dividend yields and buyback ratios for The Dow(sm) DART 10 Strategy.

The Securities which comprise the Global Target 15 Strategy, The S&P Target 24 Strategy and the Value Line(R) Target 25 Strategy portions of the Trust were chosen by applying the same selection criteria set forth above.


Based on the composition of the portfolio on the Initial Date of Deposit, the Target VIP Conservative Equity Portfolio is considered a Large-Cap Blend Trust.


Please note that we applied the strategy or strategies which make up the portfolio for each Trust at a particular time. If we create additional Units of a Trust after the Initial Date of Deposit we will deposit the Securities originally selected by applying the strategy at such time. This is true even if a later application of a strategy would have resulted in the selection of different securities. In addition, companies which, based on publicly available information as of two business days prior to the date of this prospectus, are the subject of an announced business combination which we expect will happen within six months of the date of this prospectus have been excluded from the universe of securities from which each Trust's Securities are selected.

From time to time in the prospectus or in marketing materials we may identify a portfolio's style and capitalization characteristics to describe the Trust. These characteristics are designed to help you better understand how the Trust fits into your overall investment plan. These characteristics are determined by the Sponsor as of the Initial Date of Deposit and, due to changes in the value of the Securities, may vary thereafter. In addition, from time to time, analysts and research professionals may apply different criteria to determine a Security's style and capitalization characteristics, which may result in designations which differ from those arrived at by the Sponsor. In general, growth stocks are those with high relative price-to-book ratios while value stocks are those with low relative price-to-book ratios. At least 65% of the stocks in a Trust on the Initial Date of Deposit must fall into either the growth or value category for a Trust itself to receive the designation. Trusts that do not meet this criteria are designated as blend Trusts. Both the weighted average market capitalization of a Trust and at least half of the Securities in a Trust must fall into the following ranges to determine its market capitalization designation: Small-Cap-less than $1.5 billion; Mid-Cap- $1.5 billion to $6 billion; Large-Cap-over $6 billion. Trusts, however, may contain individual stocks that do not fall into its stated style or market capitalization designation.

"Dow Jones Industrial Average(sm) ," "Dow(sm)" and "DJIA(sm)" are service marks of Dow Jones & Company, Inc. ("Dow Jones") and have been licensed for use for certain purposes by First Trust Advisors L.P., an affiliate of ours. Dow Jones does not endorse, sell or promote any of the Trusts, in particular The Dow(sm) Target 5 Portfolio, Global Target 15 Portfolio, the Target VIP Portfolio and the Target VIP Conservative Equity Portfolio. Dow Jones makes no representation regarding the advisability of investing in such products. Except as noted herein, Dow Jones has not given us a license to use its indexes.

"S&P(R)," "S&P 500(R)," and "Standard & Poor's(R)" are trademarks of The McGraw-Hill Companies, Inc. and have been licensed for use by us. The

S&P Target 24 Portfolio, S&P Target SMid 60 Portfolio, Target VIP Portfolio and Target VIP Conservative Equity Portfolio are not sponsored, endorsed, sold or promoted by Standard & Poor's and Standard & Poor's makes no representation regarding the advisability of investing in such Portfolios. Please see the Information Supplement which sets forth certain additional disclaimers and limitations of liabilities on behalf of Standard & Poor's.

"Value Line(R)," "The Value Line Investment Survey" and "Value Line Timeliness(TM) Ranking System" are registered trademarks of Value Line Securities, Inc. or Value Line Publishing, Inc. that have been licensed to First Trust Portfolios L.P. and/or First Trust Advisors L.P. The Target VIP Portfolio and the Target VIP Conservative Equity Portfolio are not sponsored, recommended, sold or promoted by Value Line Publishing, Inc., Value Line, Inc. or Value Line Securities, Inc. ("Value Line"). Value Line makes no representation regarding the advisability of investing in a Trust.

"NYSE" is a registered service mark of, and "NYSE International 100 Index(sm)" is a service mark of, the New York Stock Exchange, Inc. ("NYSE") and have been licensed for use for certain purposes by First Trust Portfolios, L.P. The "NYSE International Target 25 Portfolio," based on the NYSE International 100 Index(sm) (the "Index"), and the Target Triad Portfolio, components of which are based on the Index, are not sponsored, endorsed, sold or promoted by NYSE, and NYSE makes no representation regarding the advisability of investing in such products.

The publishers of the DJIA(sm), FT Index, Hang Seng Index, The Nasdaq-100 Index(R), the Russell 3000(R) Index, S&P 500 Index, S&P 1000 Index, S&P MidCap 400 Index, S&P SmallCap 600 Index, the Ibbotson Small-Cap Index and the NYSE International 100 Index(sm) are not affiliated with us and have not participated in creating the Trusts or selecting the Securities for the Trusts. Except as noted herein, none of the index publishers have approved of any of the information in this prospectus.

                       Risk Factors

Price Volatility. The Trusts invest in common stocks. The value of a Trust's Units will fluctuate with changes in the value of these common stocks. Common stock prices fluctuate for several reasons including changes in investors' perceptions of the financial condition of an issuer or the general condition of the relevant stock market, such as the current market volatility, or when political or economic events affecting the issuers occur. In addition, common stock prices may be particularly sensitive to rising interest rates, as the cost of capital rises and borrowing costs increase.

Because the Trusts are not managed, the Trustee will not sell stocks in response to or in anticipation of market fluctuations, as is common in managed investments. As with any investment, we cannot guarantee that the performance of any Trust will be positive over any period of time, especially the relatively short 15-month life of the Trusts, or that you won't lose money. Units of the Trusts are not deposits of any bank and are not insured or guaranteed by the Federal Deposit Insurance Corporation or any other government agency.

Trusts which use dividend yield as a selection criterion employ a contrarian strategy in which the Securities selected share qualities that have caused them to have lower share prices or higher dividend yields than other common stocks in their peer group. There is no assurance that negative factors affecting the share price or dividend yield of these Securities will be overcome over the life of such Trusts or that these Securities will increase in value.

All of the Securities in the Target Small-Cap Portfolio and certain of the Securities in certain other Trusts are issued by companies with market capitalizations of less than $1.5 billion. Smaller companies present some unique investment risks. Small-caps may have limited product lines, as well as shorter operating histories, less experienced management and more limited financial resources than larger companies. Stocks of smaller companies may be less liquid than those of larger companies and may experience greater price fluctuations than larger companies. In addition, small-cap stocks may not be widely followed by the investment community, which may result in low demand.


Three of the Securities in The Nasdaq(R) Target 15 Portfolio and two of the Securities in The S&P Target 24 Portfolio represent approximately 62.49% and 25.64%, respectively, of the value of the Trust. If these stocks decline in value you may lose a substantial portion of your investment.


Dividends. There is no guarantee that the issuers of the Securities will declare dividends in the future or that if declared they will either remain at current levels or increase over time.


Consumer Products. Because more than 25% of the S&P Target SMid 60 Portfolio is invested in consumer product companies, the Trust is considered to be concentrated in the consumer products sector. A portfolio concentrated in a single sector may present more risks than a portfolio which is broadly diversified over several sectors. General risks of these companies include cyclicality of revenues and earnings, economic recession, currency fluctuations, changing consumer tastes, extensive competition, product liability litigation and increased governmental regulation. Generally, spending on consumer products is affected by the economic health of consumers. A weak economy and its effect on consumer spending would adversely affect consumer products companies.


Financial Services. The Target 50/50 Portfolio is considered to be concentrated in the financial services sector, which includes banks and thrifts, financial services and insurance companies, and investment firms. Banks, thrifts and their holding companies are especially subject to the adverse effects of economic recession; volatile interest rates; portfolio concentrations in geographic markets and in commercial and residential real estate loans; and competition from new entrants in their fields of business. Although recently-enacted legislation repealed most of the barriers which separated the banking, insurance and securities sectors, these sectors are still extensively regulated at both the federal and state level and may be adversely affected by increased regulations.

Banks and thrifts face increased competition from nontraditional lending sources as regulatory changes, such as the recently enacted financial-services overhaul legislation, permit new entrants to offer various financial products. Technological advances such as the Internet allow these nontraditional lending sources to cut overhead and permit the more efficient use of customer data.

Brokerage firms, broker/dealers, investment banks, finance companies and mutual fund companies are also financial services providers. These companies compete with banks and thrifts to provide traditional financial service products, in addition to their traditional services, such as brokerage and investment advice. In addition, all financial service companies face shrinking profit margins due to new competitors, the cost of new technology and the pressure to compete globally.

Companies involved in the insurance sector are engaged in underwriting, selling, distributing or placing of property and casualty, life or health insurance. Insurance company profits are affected by many factors, including interest rate movements, the imposition of premium rate caps, competition and pressure to compete globally. Property and casualty insurance profits may also be affected by weather catastrophes, acts of terrorism and other disasters. Life and health insurance profits may be affected by mortality rates. Already extensively regulated, insurance companies' profits may also be adversely affected by increased government regulations or tax law changes.

Industrials. The Global Target 15 Portfolio is considered to be concentrated in industrial stocks. General risks of industrial companies include the general state of the economy, intense competition, consolidation, domestic and international politics, excess capacity and consumer spending trends. In addition, they may also be significantly affected by overall capital spending levels, economic cycles, technical obsolescence, delays in modernization, labor relations, government regulations and e-commerce initiatives.

Industrial companies may also be affected by factors more specific to their individual industries. Industrial machinery manufacturers may be subject to declines in consumer demand and the need for modernization. Aerospace and defense companies may be influenced by decreased demand for new equipment, aircraft order cancellations, changes in aircraft-leasing contracts and cutbacks in profitable business travel. Agricultural equipment businesses may be influenced by fluctuations in farm income, farm commodity prices, government subsidies and weather conditions. The number of housing starts, levels of public and non-residential construction including weakening demand for new office and retail space, and overall construction spending may adversely affect construction equipment manufacturers, while overproduction, consolidation and weakening global economies may lead to deteriorating sales for auto and truck makers and their suppliers.

Information Technology Sector. The Nasdaq(R) Target 15 Portfolio and the Target Small-Cap Portfolio are considered to be concentrated in the information technology sector. Technology companies are generally subject to the risks of rapidly changing technologies; short product life cycles; fierce competition; aggressive pricing; frequent introduction of new or enhanced products; the loss of patent, copyright and trademark protections; cyclical market patterns; evolving industry standards; and frequent new product introductions. Technology companies may be smaller and less experienced companies, with limited product lines, markets or financial resources. Technology company stocks have experienced extreme price and volume fluctuations that are often unrelated to their operating performance, and have lately experienced significant market declines in their share values. Also, the stocks of many Internet companies have exceptionally high price-to-earnings ratios with little or no earnings histories.

Telecommunication Services. The Dow(sm) Target 5 Portfolio, the Global Target 15 Portfolio and NYSE International Target 25 Portfolio are considered to be concentrated in the telecommunications sector. The market for high technology communications products and services is characterized by rapidly changing technology, rapid product obsolescence or loss of patent protection, cyclical market patterns, evolving industry standards and frequent new product introductions. Certain communications/bandwidth companies are subject to substantial governmental regulation, which among other things, regulates permitted rates of return and the kinds of services that a company may offer. The communications industry has experienced substantial deregulation in recent years. Deregulation may lead to fierce competition for market share and can have a negative impact on certain companies. Competitive pressures are intense and communications stocks can experience rapid volatility.

Companies involved in the communications sector are currently in the midst of an industry-wide slowdown. Inability to secure additional customers, decreases in sales of network infrastructure, decreases in purchases from existing customers, overcapacity and oversupply in the industry, saturation of several key markets and weak subscriber growth have all contributed to the current industry weakness. Local phone markets have been pressured by a weak economy and by a shift to wireless phones and the Internet. In addition, sales of luxury items like second phone lines and high-speed Internet access have slowed, while pricing pressure and competition have intensified. To meet increasing competition, companies may have to commit substantial capital, particularly in the formulation of new products and services using new technology. As a result, many companies have been compelled to cut costs by reducing their workforce, outsourcing, consolidating and/or closing existing facilities and divesting low selling product lines.

Several recent high profile bankruptcies have called attention to the potentially unstable financial condition of communications companies. These bankruptcies have resulted at least in part from declines in revenues, increases in company debt and difficulties obtaining necessary capital. Certain companies involved in the industry have also faced scrutiny for overstating financial reports and the subsequent turnover of high ranking company officials.

Strategy. Please note that we applied the strategy or strategies which make up the portfolio for each Trust at a particular time. If we create additional Units of a Trust after the Initial Date of Deposit we will deposit the Securities originally selected by applying the strategy at such time. This is true even if a later application of a strategy would have resulted in the selection of different securities. There is no guarantee the investment objective of a Trust will be achieved. The actual performance of the Trusts will be different than the hypothetical returns of each Trust's strategy. Because the Trusts are unmanaged and follow a strategy, the Trustee will not buy or sell Securities in the event a strategy is not achieving the desired results.

Legislation/Litigation. From time to time, various legislative initiatives are proposed in the United States and abroad which may have a negative impact on certain of the companies represented in the Trusts. In addition, litigation regarding any of the issuers of the Securities, such as that concerning Microsoft Corporation, or any of the industries represented by these issuers, may negatively impact the share prices of these Securities. We cannot predict what impact any pending or threatened litigation will have on the share prices of the Securities.

Foreign Stocks. All of the Securities in the NYSE(R) International Target 25 Portfolio and certain of the Securities in certain other Trusts are issued by foreign companies, which makes these Trusts subject to more risks than if they invested solely in domestic common stocks. These Securities are either directly listed on a U.S. securities exchange or a foreign securities exchange or are in the form of American Depositary Receipts ("ADRs") which are listed on a U.S. securities exchange. Risks of foreign common stocks include higher brokerage costs; different accounting standards; expropriation, nationalization or other adverse political or economic developments; currency devaluations, blockages or transfer restrictions; restrictions on foreign investments and exchange of securities; inadequate financial information; lack of liquidity of certain foreign markets; and less government supervision and regulation of exchanges, brokers, and issuers in foreign countries.

The purchase and sale of the foreign Securities, other than foreign securities listed on a U.S. securities exchange, will generally occur only in foreign securities markets. Although we do not believe that the Trusts will have problems buying and selling these Securities, certain of the factors stated above may make it impossible to buy or sell them in a timely manner. Custody of certain of the Securities in the Global Target 15 Portfolio and Target VIP Conservative Equity Portfolio is maintained by Clearstream Banking, a global custody and clearing institution which has entered into a sub-custodian relationship with the Trustee.

United Kingdom. The Global Target 15 Portfolio is considered to be concentrated in common stocks of U.K. issuers. The United Kingdom is one of 25 members of the European Union ("EU") which was formed by the Maastricht Treaty on European Union. The Treaty has had the effect of eliminating most of the remaining trade barriers between the member nations and has made Europe one of the largest common markets in the world. However, the continued implementation of the Treaty provisions and recent rapid political and social change throughout Europe make the extent and nature of future economic development in the United Kingdom and Europe and their effect on Securities issued by U.K. issuers impossible to predict.

Unlike a majority of EU members, the United Kingdom did not convert its currency to the common European currency, the euro, on January 1, 1999. All companies with significant markets or operations in Europe face strategic challenges as these entities continue to adapt to a single currency. The ongoing euro conversion process, with or without the inclusion of the United Kingdom, may materially impact revenues, expenses or income; increase competition; affect issuers' currency exchange rate risk and derivatives exposure; cause issuers to increase spending on information technology updates; and result in potentially adverse tax consequences. We cannot predict when or if the United Kingdom will convert to the euro or what impact, if any, the adoption of the euro by the United Kingdom will have on any of the Securities issued by United Kingdom companies in the Trusts.

Hong Kong. The Global Target 15 Portfolio is also considered to be concentrated in common stocks of Hong Kong issuers. Hong Kong issuers are subject to risks related to Hong Kong's political and economic environment, the volatility of the Hong Kong stock market, and the concentration of real estate companies in the Hang Seng Index. Hong Kong reverted to Chinese control on July 1, 1997 and any increase in uncertainty as to the future economic and political status of Hong Kong, or a deterioration of the relationship between China and the United States, could have negative implications on stocks listed on the Hong Kong stock market. Securities prices on the Hong Kong Stock Exchange, and specifically the Hang Seng Index, can be highly volatile and are sensitive to developments in Hong Kong and China, as well as other world markets.

Exchange Rates. Because securities of foreign issuers not listed on a U.S. securities exchange generally pay dividends and trade in foreign currencies, the U.S. dollar value of these Securities (and therefore Units of the Trusts containing securities of foreign issuers) will vary with fluctuations in foreign exchange rates. Most foreign currencies have fluctuated widely in value against the U.S. dollar for various economic and political reasons.

To determine the value of foreign Securities or their dividends, the Evaluator will estimate current exchange rates for the relevant currencies based on activity in the various currency exchange markets. However, these markets can be quite volatile, depending on the activity of the large international commercial banks, various central banks, large multi-national corporations, speculators, hedge funds and other buyers and sellers of foreign currencies. Since actual foreign currency transactions may not be instantly reported, the exchange rates estimated by the Evaluator may not reflect the amount the Trusts would receive, in U.S. dollars, had the Trustee sold any particular currency in the market.

           Hypothetical Performance Information

The following tables compare hypothetical performance information for the strategies employed by each Trust and the actual performances of the DJIA(sm), Nasdaq-100 Index(R), NYSE International 100 Index(sm), S&P 500 Index, S&P 1000 Index, Russell 3000(R) Index, FT Index, Hang Seng Index, Ibbotson Small-Cap Index and a combination of the DJIA(sm), FT Index and Hang Seng Index (the "Cumulative International Index Returns") in each of the full years listed below (and as of the most recent month).

These hypothetical returns should not be used to predict future performance of the Trusts. Returns from a Trust will differ from its strategy for several reasons, including the following:

- Total Return figures shown do not reflect commissions paid by a Trust on the purchase of Securities or taxes incurred by you.

- Strategy returns are for calendar years (and through the most recent quarter), while the Trusts begin and end on various dates.

- Trusts have a maturity longer than one year.

- Trusts may not be fully invested at all times or equally weighted in each of the strategies or the stocks comprising their respective strategy or strategies.

- Securities are often purchased or sold at prices different from the closing prices used in buying and selling Units.

- For Trusts investing in foreign Securities, currency exchange rates may differ.

You should note that the Trusts are not designed to parallel movements in any index and it is not expected that they will do so. In fact, each Trust's strategy underperformed its comparative index, or combination thereof, in certain years and we cannot guarantee that a Trust will outperform its respective index over the life of a Trust or over consecutive rollover periods, if available. Each index differs widely in size and focus, as described below.

DJIA(sm). The DJIA(sm) consists of 30 U.S. stocks chosen by the editors of The Wall Street Journal as being representative of the broad market and of American industry. Changes in the component stocks of the DJIA(sm) are made entirely by the editors of The Wall Street Journal without consulting the companies, the stock exchange or any official agency. For the sake of continuity, changes are made rarely.

Nasdaq-100 Index(R). The Nasdaq-100 Index(R) consists of the 100 largest and most active non-financial domestic and international companies listed on the Nasdaq National Market System.

NYSE International 100 Index(sm). The NYSE International 100 Index(sm) is an unmanaged index of the 100 largest non-U.S. stocks trading on the New York Stock Exchange. The NYSE International 100 Index(sm) assumes that all dividends received during a year are reinvested on a daily basis.

Russell 3000(R) Index. The Russell 3000(R) Index offers investors access to the broad U.S. equity universe representing approximately 98% of the U.S. market. The Russell 3000(R) Index is constructed to provide a comprehensive, unbiased and stable barometer of the broad market and is completely reconstituted annually to ensure new and growing equities are reflected.

S&P 500 Index. The S&P 500 Index consists of 500 stocks chosen by
Standard and Poor's to be representative of the leaders of various industries.

S&P 1000 Index. The S&P 1000 is a combination of the S&P MidCap 400 (the most widely used index for mid-size companies) and the S&P SmallCap 600 (an index of 600 U.S. small-cap companies), where the S&P MidCap 400 represents approximately 70% of the index and S&P SmallCap 600 represents approximately 30% of the index).

Financial Times Industrial Ordinary Share Index. The FT Index consists of 30 common stocks chosen by the editors of The Financial Times as being representative of British industry and commerce.

Hang Seng Index. The Hang Seng Index consists of 33 of the stocks currently listed on the Stock Exchange of Hong Kong Ltd. and is intended to represent four major market sectors: commerce and industry, finance, property and utilities.

Ibbotson Small-Cap Index. The Ibbotson Small-Cap Index is a market capitalization weighted index of the ninth and tenth deciles of the New York Stock Exchange, plus stocks listed on the American Stock Exchange and over-the-counter with the same or less capitalization as the upper bound of the NYSE ninth decile.

                          COMPARISON OF TOTAL RETURN(2)

 (Strategy figures reflect the deduction of sales charges and expenses but not brokerage commissions or taxes.)

                         Hypothetical Strategy Total Returns(1)

           The         The         The         NYSE(R)                    The S&P
           Dow(sm)     Global      Nasdaq(R)   International  The S&P     Target         Target
           Target 5    Target 15   Target 15   Target 25      Target 24   SMid 60        50/50
Year       Strategy    Strategy    Strategy    Strategy       Strategy    Strategy       Strategy
----       --------    ---------   ---------   ---------      ---------   --------       --------
1972        18.92%
1973        17.25%
1974        -7.77%
1975        61.40%
1976        37.90%
1977         2.95%
1978        -1.25%
1979         7.23%
1980        38.62%      47.73%
1981         0.68%      -2.49%
1982        40.28%      -5.25%
1983        33.39%      12.85%
1984         8.49%      26.91%
1985        35.32%      50.75%
1986        27.97%      35.02%      18.93%                     17.97%
1987         8.06%      14.73%      11.41%                      1.52%
1988        18.69%      21.38%      -3.06%                      4.36%
1989         7.93%      13.21%      34.32%                     22.28%
1990       -17.95%       0.62%      -7.78%                      6.53%
1991        58.69%      37.28%     105.33%                     40.08%
1992        20.10%      23.72%      -2.62%                     -1.56%                     15.31%
1993        31.05%      62.19%      25.66%                      8.14%                     19.67%
1994         5.68%      -9.67%       7.87%                      5.02%                     -3.12%
1995        27.59%      10.72%      50.56%                     39.03%     24.27%          44.33%
1996        23.35%      18.16%      56.70%      25.84%         31.25%     13.26%          26.86%
1997        17.21%      -8.80%      32.16%      23.07%         30.14%     42.49%          33.02%
1998         9.72%      10.77%     118.99%      15.10%         39.68%      4.83%          26.66%
1999        -9.63%       6.22%      96.71%      63.84%         40.67%     24.04%          20.67%
2000         8.46%       2.54%     -16.95%      10.85%          3.75%     14.31%          10.40%
2001        -5.10%      -1.21%     -26.74%     -14.12%        -10.89%     32.02%          14.21%
2002       -12.90%     -14.33%     -26.47%     -20.76%        -19.23%     -5.57%         -11.43%
2003        20.15%      35.93%      34.92%      39.74%         23.22%     46.15%          33.45%
2004         9.68%      28.97%      -3.60%      23.56%         13.60%     23.64%          15.83%
2005        -2.97%      11.41%       1.54%      13.64%          3.84%      3.26%           4.36%
2006        29.20%      22.88%      -6.95%      12.12%         -1.42%     10.16%           6.82%
(thru 8/31)

         Target                                                     Target VIP
         Diversified  Target          Target         Target         Conservative
         Dividend     Large-Cap       Small-Cap      Triad          Equity
Year     Strategy     Strategy        Strategy       Strategy       Strategy
----     --------     ---------       ---------      ---------      -----------
1972                                     8.94%
1973                                   -27.05%
1974                                   -36.71%
1975                                    37.12%
1976                                    42.61%
1977                                    13.55%
1978                                    14.84%
1979                                    37.76%
1980                                    58.67%
1981                                   -11.75%
1982                                    48.10%
1983                                    28.16%
1984                                    -3.51%
1985                                    47.65%
1986                                    20.57%                       25.34%
1987                                    12.29%                        4.59%
1988                                    20.41%                        8.15%
1989                                    23.29%                       24.62%
1990                                    -1.37%                        3.16%
1991                                    56.28%                       44.17%
1992                                    24.97%                        3.01%
1993                                    19.71%                       18.18%
1994                                    -0.35%                        2.07%
1995      26.61%       29.86%           38.62%                       36.22%
1996      14.73%       25.11%           32.02%        20.98%         32.35%
1997      25.86%       41.45%           13.98%        34.94%         24.32%
1998      12.54%       37.22%           -0.61%        27.60%         35.04%
1999      17.23%       33.86%           10.25%        31.87%         36.71%
2000      19.93%        8.39%            2.87%        12.10%          3.34%
2001      29.27%       -4.01%           -3.83%         4.95%        -10.42%
2002     -10.60%      -10.81%          -16.27%       -11.74%        -18.95%
2003      46.99%       34.24%           53.26%        38.62%         24.65%
2004      20.34%       16.87%           19.40%        18.58%         12.78%
2005       1.98%       17.38%           13.31%        12.38%          3.62%
2006       7.37%        6.36%           13.56%         7.24%          5.37%
(thru 8/31)

Page 48

                            Comparison of Total Return (2)

                                   Index Total Returns
                                                                                                                  Cumulative
                    Nasdaq-    NYSE                      S&P       Russell                Hang       Ibbotson     International
                    100        International  S&P 500    1000      3000(R)   FT           Seng       Small-Cap    Index
Year      DJIA(sm)  Index(R)   100 Index(sm)  Index      Index     Index     Index        Index      Index        Returns(3)
----      --------  ---------  -------------  -------    ------    ------    -----        -----      ---------    -------------
1972       18.38%                              18.89%                                                  4.43%
1973      -13.20%                             -14.57%                                                -30.90%
1974      -23.64%                             -26.33%                                                -19.95%
1975       44.46%                              36.84%                                                 52.82%
1976       22.80%                              23.64%                                                 57.38%
1977      -12.91%                              -7.25%                                                 25.38%
1978        2.66%                               6.49%                                                 23.46%
1979       10.60%                              18.22%                                                 43.46%
1980       21.90%                              32.11%                         31.77%       65.48%     38.88%       39.72%
1981       -3.61%                              -4.92%                         -5.30%      -12.34%     13.88%       -7.08%
1982       26.85%                              21.14%                          0.42%      -48.01%     28.01%       -6.91%
1983       25.82%                              22.28%                         21.94%       -2.04%     39.67%       15.24%
1984        1.29%                               6.22%                          2.15%       42.61%     -6.67%       15.35%
1985       33.28%                              31.77%                         54.74%       50.95%     24.66%       46.32%
1986       27.00%     6.89%                    18.31%                         24.36%       51.16%      6.85%       34.18%
1987        5.66%    10.49%                     5.33%                         37.13%       -6.84%     -9.30%       11.99%
1988       16.03%    13.54%                    16.64%                          9.00%       21.04%     22.87%       15.36%
1989       32.09%    26.17%                    31.35%                         20.07%       10.59%     10.18%       20.92%
1990       -0.73%   -10.41%                    -3.30%                         11.03%       11.71%    -21.56%        7.34%
1991       24.19%    64.99%                    30.40%                          8.77%       50.68%     44.63%       27.88%
1992        7.39%     8.86%                     7.62%                         -3.13%       34.73%     23.35%       12.99%
1993       16.87%    11.67%                     9.95%                         19.22%      124.95%     20.98%       53.68%
1994        5.03%     1.74%                     1.34%                          1.97%      -29.34%      3.11%       -7.45%
1995       36.67%    43.01%                    37.22%     30.69%    35.72%    16.21%       27.52%     34.66%       26.80%
1996       28.71%    42.74%     18.50%         22.82%     19.85%    21.41%    18.35%       37.86%     17.62%       28.31%
1997       24.82%    20.76%     19.20%         33.21%     30.26%    31.56%    14.78%      -17.69%     22.78%        7.30%
1998       18.03%    85.43%     22.64%         28.57%     13.20%    23.81%    12.32%       -2.60%     -7.38%        9.25%
1999       27.06%   102.08%     41.93%         20.94%     14.11%    20.80%    15.14%       71.34%     28.96%       37.85%
2000       -4.70%   -36.82%    -20.67%         -9.08%     15.86%    -7.44%   -16.14%       -9.32%     -3.87%      -10.05%
2001       -5.45%   -32.62%    -21.13%        -11.88%      1.45%   -11.41%   -22.81%      -22.45%     22.13%      -16.90%
2002      -14.94%   -37.53%    -19.14%        -22.04%    -14.54%   -21.48%   -29.33%      -15.52%    -13.25%      -19.93%
2003       28.04%    49.45%     37.58%         28.49%     36.61%    30.86%    25.80%       41.23%     60.62%       31.69%
2004        5.23%    10.72%     16.25%         10.80%     18.39%    11.87%    20.60%       16.85%     18.24%       14.23%
2005        1.72%     1.90%     11.22%          4.89%     10.93%     6.12%    12.07%        8.59%      5.64%        7.46%
2006        7.88%    -3.67%     14.55%          5.80%      3.52%     5.72%    22.40%       19.39%      5.44%       16.56%
(thru 8/31)

________________

(1) The Strategy stocks for each Strategy for a given year consist of the common stocks selected by applying the respective Strategy as of the beginning of the period (and not the date the Trusts actually sell Units).

(2) Total Return represents the sum of the change in market value of each group of stocks between the first and last trading day of a period plus the total dividends paid on each group of stocks during such period divided by the opening market value of each group of stocks as of the first trading day of a period. Total Return figures assume that all dividends are reinvested semi-annually (except the FT Index and Hang
Seng Index from 12/31/79 through 12/31/86, during which time annual reinvestment was assumed; the MSCI Europe Index, which until 12/29/2000 assumed monthly reinvestment of dividends, and since 1/01/2001 assumes daily reinvestment of dividends; and the NYSE International 100
Index(sm) and the S&P 1000 Index, which assume daily reinvestment of dividends) and all returns are stated in terms of U.S. dollars. Strategy figures reflect the deduction of sales charges and expenses but have not been reduced by estimated brokerage commissions paid by Trusts in acquiring Securities or any taxes incurred by investors. Based on the year-by-year returns contained in the tables, over the full years as listed above, each Strategy achieved a greater average annual total return than that of its corresponding index:

Strategy                              Average Annual     Corresponding Index                          Index Return
                                      Total Return
The Dow(sm) DART 10 Strategy          12.67%             DJIA(sm) (from 01/01/72 through 12/31/05)       11.48%
The Dow(sm) Target 5 Strategy         14.37%             DJIA(sm) (from 01/01/72 through 12/31/05)       11.48%
Global Target 15 Strategy             14.94%             Cumulative International Index                  13.62%
The Nasdaq(R) Target 15 Strategy      19.32%               Nasdaq-100 Index(R)                           13.60%
NYSE(R) International Target 25       15.76%             NYSE International 100 Index(sm)
  Strategy
The S&P Target 24 Strategy            13.65%             S&P 500 Index (from 01/01/86 through 12/31/05)  11.85%
S&P Target SMid 60 Strategy           19.25%             S&P 1000 Index                                  15.22%
Target 50/50 Strategy                 16.96%             S&P 500 Index (from 01/01/92 through 12/31/05)  10.22%
Target Diversified Dividend Strategy  17.75%             Russell 3000(R) Index                           11.29%
Target Large-Cap Strategy             19.68%             S&P 500 Index (from 01/01/95 through 12/31/05)  11.33%
Target Small-Cap Strategy             15.16%             S&P 500 Index (from 01/01/72 through 12/31/05)  11.13%
                                                           Ibbotson Small-Cap Index                      14.84%
Target Triad Strategy                 18.08%             S&P 500 Index (from 01/01/96 through 12/31/05)   9.02%
Target VIP Conservative Equity        14.41%             S&P 500 Index (from 01/01/86 through 12/31/05)  11.85%
Strategy

(3) The combination of the DJIA(sm), the FT Index and the Hang Seng Index (the "Cumulative International Index") Returns represent the weighted average of the annual returns of the stocks contained in the FT Index, Hang Seng Index and DJIA(sm). The Cumulative International Index Returns are weighted in the same proportions as the index components appear in the Global Target 15 Portfolio. For instance, the Cumulative International Index is weighted as follows: DJIA(sm), 33-1/3%; FT Index, 33-1/3%; Hang Seng Index, 33-1/3%. Cumulative International Index Returns do not represent an actual index.

           PAST PERFORMANCE IS NO GUARANTEE OF FUTURE RESULTS.


                      Public Offering

The Public Offering Price.

You may buy Units at the Public Offering Price, the price per Unit of which is comprised of the following:

- The aggregate underlying value of the Securities;

- The amount of any cash in the Income and Capital Accounts;

- Dividends receivable on Securities; and

- The maximum sales charge (which combines an initial upfront sales charge, a deferred sales charge and the creation and development fee).

The price you pay for your Units will differ from the amount stated under "Summary of Essential Information" due to various factors, including fluctuations in the prices of the Securities, changes in the relevant currency exchange rates, changes in the applicable commissions, stamp taxes, custodial fees and other costs associated with foreign trading, and changes in the value of the Income and/or Capital Accounts.

Although you are not required to pay for your Units until three business days following your order (the "date of settlement"), you may pay before then. You will become the owner of Units ("Record Owner") on the date of settlement if payment has been received. If you pay for your Units before the date of settlement, we may use your payment during this time and it may be considered a benefit to us, subject to the limitations of the Securities Exchange Act of 1934.

Organization Costs. Securities purchased with the portion of the Public Offering Price intended to be used to reimburse the Sponsor for a Trust's organization costs (including costs of preparing the registration statement, the Indenture and other closing documents, registering Units with the Securities and Exchange Commission ("SEC") and states, the initial audit of each Trust's statement of net assets, legal fees and the initial fees and expenses of the Trustee) will be purchased in the same proportionate relationship as all the Securities contained in a Trust. Securities will be sold to reimburse the Sponsor for a Trust's organization costs at the end of the initial offering period (a significantly shorter time period than the life of the Trusts). During the initial offering period, there may be a decrease in the value of the Securities. To the extent the proceeds from the sale of these Securities are insufficient to repay the Sponsor for Trust organization costs, the Trustee will sell additional Securities to allow a Trust to fully reimburse the Sponsor. In that event, the net asset value per Unit of a Trust will be reduced by the amount of additional Securities sold. Although the dollar amount of the reimbursement due to the Sponsor will remain fixed and will never exceed the per Unit amount set forth for a Trust in "Notes to Statements of Net Assets," this will result in a greater effective cost per Unit to Unit holders for the reimbursement to the Sponsor. To the extent actual organization costs are less than the estimated amount, only the actual organization costs will ultimately be charged to a Trust. When Securities are sold to reimburse the Sponsor for organization costs, the Trustee will sell Securities, to the extent practicable, which will maintain the same proportionate relationship among the Securities contained in a Trust as existed prior to such sale.

Minimum Purchase.

The minimum amount you can purchase of a Trust is $1,000 worth of Units ($500 if you are purchasing Units for your Individual Retirement Account or any other qualified retirement plan).

Maximum Sales Charge.

The maximum sales charge is comprised of a transactional sales charge and a creation and development fee. After the initial offering period the maximum sales charge will be reduced by 0.50%, to reflect the amount of the previously charged creation and development fee.

Transactional Sales Charge.

The transactional sales charge you will pay has both an initial and a deferred component.

Initial Sales Charge. The initial sales charge, which you will pay at the time of purchase, is equal to the difference between the maximum sales charge of 2.95% of the Public Offering Price and the sum of the maximum remaining deferred sales charge and creation and development fee (initially $.195 per Unit). This initial sales charge is equal to approximately 1.00% of the Public Offering Price of a Unit, but will vary from 1.00% depending on the purchase price of your Units and as deferred sales charge and creation and development fee payments are made. When the Public Offering Price per Unit exceeds $10.00, the initial sales charge will exceed 1.00% of the Public Offering Price.

Monthly Deferred Sales Charge. In addition, three monthly deferred sales charges of approximately $.0484 per Unit will be deducted from a Trust's assets on approximately the twentieth day of each month from January 19, 2007 through March 20, 2007. If you buy Units at a price of less than $10.00 per Unit, the dollar amount of the deferred sales charge will not change, but the deferred sales charge on a percentage basis will be more than 1.45% of the Public Offering Price.

Creation and Development Fee.

As Sponsor, we will also receive, and the Unit holders will pay, a creation and development fee. See "Expenses and Charges" for a description of the services provided for this fee. The creation and development fee is a charge of $.050 per Unit collected at the end of the initial offering period. If you buy Units at a price of less than $10.00 per Unit, the dollar amount of the creation and development fee will not change, but the creation and development fee on a percentage basis will be more than 0.50% of the Public Offering Price.

Discounts for Certain Persons.

If you invest at least $50,000 (except if you are purchasing for "Fee Accounts" as described below) the maximum sales charge is reduced, as follows:

                             Your maximum     Dealer
If you invest                sales charge     concession
(in thousands)*:             will be:         will be:
________________             ___________      __________
$50 but less than $100       2.70%              2.00%
$100 but less than $250      2.45%              1.75%
$250 but less than $500      2.20%              1.50%
$500 but less than $1,000    1.95%              1.25%
$1,000 or more               1.40%              0.75%


*The breakpoints will be adjusted to take into consideration purchase orders stated in dollars which cannot be completely fulfilled due to the requirement that only whole Units be issued.

The reduced sales charge for quantity purchases will apply only to purchases made by the same person on any one day from any one dealer. To help you reach the above levels, you can combine the Units you purchase of the Trust with any other same day purchases of other trusts for which we are Principal Underwriter and are currently in the initial offering period. In addition, we will also consider Units you purchase in the name of your spouse or child under 21 years of age to be purchases by you. The reduced sales charges will also apply to a trustee or other fiduciary purchasing Units for a single trust estate or single fiduciary account. You must inform your dealer of any combined purchases before the sale in order to be eligible for the reduced sales charge.

You may use your Rollover proceeds from a previous series of a Trust, termination proceeds from other unit investment trusts with a similar strategy as a Trust, or redemption or termination proceeds from any unit investment trust we sponsor to purchase Units of a Trust during the initial offering period at the Public Offering Price less 1.00% (for purchases of $1,000,000 or more, the maximum sales charge will be limited to 1.40% of the Public Offering Price), but you will not be eligible to receive the reduced sales charges described in the above table. Please note that if you purchase Units of a Trust in this manner using redemption proceeds from trusts which assess the amount of any remaining deferred sales charge at redemption, you should be aware that any deferred sales charge remaining on these units will be deducted from those redemption proceeds. In order to be eligible for this reduced sales charge program, the termination or redemption proceeds used to purchase Units must be derived from a transaction that occurred within 30 days of your Unit purchase. In addition, this program will only be available for investors that utilize the same broker/dealer (or a different broker/dealer with appropriate notification) for both the Unit purchase and the transaction resulting in the receipt of the termination or redemption proceeds used for the Unit purchase. You may be required to provide appropriate documentation or other information to your broker/dealer to evidence your eligibility for this reduced sales charge program.

Investors purchasing Units through registered broker/dealers who charge periodic fees in lieu of commissions or who charge for financial planning, investment advisory or asset management services or provide these or comparable services as part of an investment account where a comprehensive "wrap fee" or similar charge is imposed ("Fee Accounts") will not be assessed the transactional sales charge described in this section on the purchase of Units in the primary market. Certain Fee Accounts Unit holders may be assessed transaction or other account fees on the purchase and/or redemption of such Units by their broker/dealer or other processing organizations for providing certain transaction or account activities. Fee Accounts Units are not available for purchase in the secondary market. We reserve the right to limit or deny purchases of Units not subject to the transactional sales charge by investors whose frequent trading activity we determine to be detrimental to the Trusts.

Employees, officers and directors (and immediate family members) of the Sponsor, our related companies and dealers may purchase Units at the Public Offering Price less the applicable dealer concession. Immediate family members include spouses, children, grandchildren, parents, grandparents, siblings, mothers-in-law, fathers-in-law, sons-in-law, daughters-in-law, brothers-in-law and sisters-in-law, and trustees, custodians or fiduciaries for the benefit of such persons.

The Sponsor and certain dealers may establish a schedule where employees, officers and directors of such dealers can purchase Units of a Trust at the Public Offering Price less the established schedule amount, which is designed to compensate such dealers for activities relating to the sale of Units (the "Employee Dealer Concession").

You will be charged the deferred sales charge per Unit regardless of any discounts. However, if you are eligible to receive a discount such that the maximum sales charge you must pay is less than the applicable maximum deferred sales charge, including Fee Accounts Units, you will be credited the difference between your maximum sales charge and the maximum deferred sales charge at the time you buy your Units. If you elect to have distributions reinvested into additional Units of your

Trust, in addition to the reinvestment Units you receive you will also be credited additional Units with a dollar value at the time of reinvestment sufficient to cover the amount of any remaining deferred sales charge to be collected on such reinvestment Units. The dollar value of these additional credited Units (as with all Units) will fluctuate over time, and may be less on the dates deferred sales charges are collected than their value at the time they were issued.

The Value of the Securities.

The Evaluator will determine the aggregate underlying value of the Securities in a Trust as of the Evaluation Time on each business day and will adjust the Public Offering Price of the Units according to this valuation. This Public Offering Price will be effective for all orders received before the Evaluation Time on each such day. If we or the Trustee receive orders for purchases, sales or redemptions after that time, or on a day which is not a business day, they will be held until the next determination of price. The term "business day" as used in this prospectus will exclude Saturdays, Sundays and certain national holidays on which the NYSE is closed.

The aggregate underlying value of the Securities in a Trust will be determined as follows: if the Securities are listed on a securities exchange or The Nasdaq Stock Market, their value is generally based on the closing sale prices on that exchange or system (unless it is determined that these prices are not appropriate as a basis for valuation, as may be the case with certain foreign Securities listed on a foreign securities exchange). For purposes of valuing Securities traded on The Nasdaq Stock Market, closing sale price shall mean the Nasdaq Official Closing Price ("NOCP") as determined by Nasdaq. However, if there is no closing sale price on that exchange or system, they are valued based on the closing ask prices. If the Securities are not so listed, or, if so listed and the principal market for them is other than on that exchange or system, their value will generally be based on the current ask prices on the over-the-counter market (unless it is determined that these prices are not appropriate as a basis for valuation). If current ask prices are unavailable or, if available but determined by the Evaluator to not be appropriate, the valuation is generally determined:

a) On the basis of current ask prices for comparable securities;

b) By appraising the value of the Securities on the ask side of the market; or

c) By any combination of the above.

The total value of non-U.S. listed Securities in the Global Target 15 Portfolio, the Target 50/50 Portfolio and the Target VIP Conservative Equity Portfolio is computed on the basis of the relevant currency exchange rate expressed in U.S. dollars.

After the initial offering period is over, the aggregate underlying value of the Securities will be determined as set forth above, except that bid prices are used instead of ask prices when necessary.

                   Distribution of Units

We intend to qualify Units of the Trusts for sale in a number of states. All Units will be sold at the then current Public Offering Price.

The Sponsor compensates intermediaries, such as broker/dealers and banks, for their activities that are intended to result in sales of Units of the Trust. This compensation includes dealer concessions described in the following section and may include additional concessions and other compensation and benefits to broker/dealers and other intermediaries.

Dealer Concessions.

Dealers and other selling agents can purchase Units at prices which reflect a concession or agency commission of 2.25% of the Public Offering Price per Unit, subject to the reduced concession applicable to volume purchases as set forth in "Public Offering-Discounts for Certain Persons." However, for Units subject to a transactional sales charge which are purchased using redemption or termination proceeds or on purchases by Rollover Unit holders, this amount will be reduced to 1.3% of the sales price of these Units (0.75% for purchases of $1,000,000 or more).

Eligible dealer firms and other selling agents who, during the previous consecutive 12-month period through the end of the most recent month, sold primary market units of unit investment trusts sponsored by us in the dollar amounts shown below will be entitled to the following additional sales concession on primary market sales during the current month of units of unit investment trusts sponsored by us and which were deposited on June 30, 2006 or later:

Total sales                               Additional
(in millions)                             Concession
_____________________                     ___________
$25 but less than $100                    0.050%
$100 but less than $150                   0.075%
$150 but less than $250                   0.100%
$250 but less than $500                   0.115%
$500 or more                              0.125%

Dealers and other selling agents will not receive a concession on the sale of Units which are not subject to a transactional sales charge, but such Units will be included in determining whether the above volume sales levels are met. Eligible dealer firms and other selling agents include clearing firms that place orders with First Trust and provide First Trust with information with respect to the representatives who initiated such transactions. Eligible dealer firms and other selling agents will not include firms that solely provide clearing services to other broker/dealer firms or firms who place orders through clearing firms that are eligible dealers. We reserve the right to change the amount of concessions or agency commissions from time to time. Certain commercial banks may be making Units of the Trusts available to their customers on an agency basis. A portion of the transactional sales charge paid by these customers is kept by or given to the banks in the amounts shown above.

Other Compensation and Benefits to Broker/Dealers.

The Sponsor, at its own expense and out of its own profits, currently provides additional compensation and benefits to broker/dealers who sell shares of Units of this Trust and other First Trust products. This compensation is intended to result in additional sales of First Trust products and/or compensate broker/dealers and financial advisors for past sales. A number of factors are considered in determining whether to pay these additional amounts. Such factors may include, but are not limited to, the level or type of services provided by the intermediary, the level or expected level of sales of First Trust products by the intermediary or its agents, the placing of First Trust products on a preferred or recommended product list, access to an intermediary's personnel, and other factors. The Sponsor makes these payments for marketing, promotional or related expenses, including, but not limited to, expenses of entertaining retail customers and financial advisers, advertising, sponsorship of events or seminars, obtaining information about the breakdown of unit sales among an intermediary's representatives or offices, obtaining shelf space in broker/dealer firms and similar activities designed to promote the sale of the Sponsor's products. The Sponsor makes such payments to a substantial majority of intermediaries that sell First Trust products. The Sponsor may also make certain payments to, or on behalf of, intermediaries to defray a portion of their costs incurred for the purpose of facilitating Unit sales, such as the costs of developing or purchasing trading systems to process Unit trades. Payments of such additional compensation described in this and the preceding paragraph, some of which may be characterized as "revenue sharing," may create an incentive for financial intermediaries and their agents to sell or recommend a First Trust product, including the Trust, over products offered by other sponsors or fund companies. These arrangements will not change the price you pay for your Units.

Advertising and Investment Comparisons.

Advertising materials regarding a Trust may discuss several topics, including: developing a long-term financial plan; working with your financial professional; the nature and risks of various investment strategies and unit investment trusts that could help you reach your financial goals; the importance of discipline; how a Trust operates; how securities are selected; various unit investment trust features such as convenience and costs; and options available for certain types of unit investment trusts. These materials may include descriptions of the principal businesses of the companies represented in each Trust, research analysis of why they were selected and information relating to the qualifications of the persons or entities providing the research analysis. In addition, they may include research opinions on the economy and industry sectors included and a list of investment products generally appropriate for pursuing those recommendations.

From time to time we may compare the estimated returns of a Trust (which may show performance net of the expenses and charges a Trust would have incurred) and returns over specified periods of other similar trusts we sponsor in our advertising and sales materials, with (1) returns on other taxable investments such as the common stocks comprising various market indexes, corporate or U.S. Government bonds, bank CDs and money market accounts or funds, (2) performance data from Morningstar Publications, Inc. or (3) information from publications such as Money, The New York Times, U.S. News and World Report, BusinessWeek, Forbes or Fortune. The investment characteristics of each Trust differ from other comparative investments. You should not assume that these performance comparisons will be representative of a Trust's future performance. We may also, from time to time, use advertising which classifies trusts or portfolio securities according to capitalization and/or investment style.

                   The Sponsor's Profits

We will receive a gross sales commission equal to the maximum transactional sales charge per Unit for each Trust less any reduction as stated in "Public Offering." We will also receive the amount of any collected creation and development fee. Also, any difference between our cost to purchase the Securities and the price at which we sell them to a Trust is considered a profit or loss (see Note 2 of "Notes to Schedules of Investments"). During the initial offering period, dealers and others may also realize profits or sustain losses as a result of fluctuations in the Public Offering Price they receive when they sell the Units.

In maintaining a market for the Units, any difference between the price at which we purchase Units and the price at which we sell or redeem them will be a profit or loss to us.

                   The Secondary Market

Although not obligated, we intend to maintain a market for the Units after the initial offering period and continuously offer to purchase Units at prices based on the Redemption Price per Unit.

We will pay all expenses to maintain a secondary market, except the Evaluator fees and Trustee costs to transfer and record the ownership of Units. We may discontinue purchases of Units at any time. IF YOU WISH TO DISPOSE OF YOUR UNITS, YOU SHOULD ASK US FOR THE CURRENT MARKET PRICES BEFORE MAKING A TENDER FOR REDEMPTION TO THE TRUSTEE. If you sell or redeem your Units before you have paid the total deferred sales charge on your Units, you will have to pay the remainder at that time.

                   How We Purchase Units

The Trustee (or the Fund/SERV Eligible Unit Servicing Agent in the case of Fund/SERV Eligible Units) will notify us of any tender of Units for redemption. If our bid at that time is equal to or greater than the Redemption Price per Unit, we may purchase the Units. You will receive your proceeds from the sale no later than if they were redeemed by the Trustee. We may tender Units we hold to the Trustee for redemption as any other Units. If we elect not to purchase Units, the Trustee (or the Fund/SERV Eligible Unit Servicing Agent in the case of Fund/SERV Eligible Units) may sell tendered Units in the over-the-counter market, if any. However, the amount you will receive is the same as you would have received on redemption of the Units.

                   Expenses and Charges

The estimated annual expenses of each Trust are listed under "Fee Table." If actual expenses of a Trust exceed the estimate, that Trust will bear the excess. The Trustee will pay operating expenses of the Trusts from the Income Account of such Trust if funds are available, and then from the Capital Account. The Income and Capital Accounts are noninterest-bearing to Unit holders, so the Trustee may earn interest on these funds, thus benefiting from their use.

First Trust Advisors L.P., an affiliate of ours, acts as both Portfolio Supervisor and Evaluator to the Trusts, and will be compensated for providing portfolio supervisory services and evaluation services as well as bookkeeping and other administrative services to the Trusts. In providing portfolio supervisory services, the Portfolio Supervisor may purchase research services from a number of sources, which may include underwriters or dealers of the Trusts. As Sponsor, we will receive brokerage fees when the Trusts use us (or an affiliate of ours) as agent in buying or selling Securities.

FTP Services LLC, an affiliate of ours, acts as Fund/SERV Eligible Unit Servicing Agent to the Trusts with respect to the Trust's Fund/SERV Eligible Units. Fund/SERV Eligible Units are Units which are purchased and sold through the Fund/SERV trading system or on a manual basis through FTP Services LLC. In all other respects, Fund/SERV Eligible Units are identical to other Units. FTP Services LLC will be compensated for providing shareholder services to the Fund/SERV Eligible Units.

The fees payable to First Trust Advisors L.P., FTP Services LLC and the Trustee are based on the largest aggregate number of Units of a Trust outstanding at any time during the calendar year, except during the initial offering period, in which case these fees are calculated based on the largest number of Units outstanding during the period for which compensation is paid. These fees may be adjusted for inflation without Unit holders' approval, but in no case will the annual fee paid to us or our affiliates for providing a given service to all unit investment trusts for which we provide such services be more than the actual cost of providing such services in such year.

As Sponsor, we will receive a fee from each Trust for creating and developing the Trusts, including determining each Trust's objectives, policies, composition and size, selecting service providers and information services and for providing other similar administrative and ministerial functions. The "creation and development fee" is a charge of $.050 per Unit outstanding at the end of the initial offering period.

The Trustee will deduct this amount from a Trust's assets as of the close of the initial offering period. We do not use this fee to pay distribution expenses or as compensation for sales efforts. This fee will not be deducted from your proceeds if you sell or redeem your Units before the end of the initial offering period.

In addition to a Trust's operating expenses and those fees described above, the Trusts may also incur the following charges:

- A quarterly license fee (which will fluctuate with a Trust's net asset value) payable by certain of the Trusts for the use of certain trademarks and trade names of Dow Jones, Standard & Poor's, The Nasdaq

Stock Market, Inc., the New York Stock Exchange and/or Value Line(R).

- All legal expenses of the Trustee according to its responsibilities under the Indenture;

- The expenses and costs incurred by the Trustee to protect a Trust and your rights and interests;

- Fees for any extraordinary services the Trustee performed under the Indenture;

- Payment for any loss, liability or expense the Trustee incurred without negligence, bad faith or willful misconduct on its part, in connection with its acceptance or administration of a Trust;

- Payment for any loss, liability or expenses we incurred without negligence, bad faith or willful misconduct in acting as Depositor of a Trust;

- Foreign custodial and transaction fees, if any; and/or

- All taxes and other government charges imposed upon the Securities or any part of a Trust.

The above expenses and the Trustee's annual fee are secured by a lien on the Trusts. Since the Securities are all common stocks and dividend income is unpredictable, we cannot guarantee that dividends will be sufficient to meet any or all expenses of the Trusts. If there is not enough cash in the Income or Capital Accounts, the Trustee has the power to sell Securities in a Trust to make cash available to pay these charges which may result in capital gains or losses to you. See "Tax Status."

                        Tax Status

United States Taxation.

This section summarizes some of the main U.S. federal income tax consequences of owning Units of a Trust. This section is current as of the date of this prospectus. Tax laws and interpretations change frequently, and these summaries do not describe all of the tax consequences to all taxpayers. For example, these summaries generally do not describe your situation if you are a corporation, a non-U.S. person, a broker/dealer, or other investor with special circumstances. In addition, this section does not describe your state, local or foreign tax consequences.

This federal income tax summary is based in part on the advice and opinion of counsel to the Sponsor. The Internal Revenue Service could disagree with any conclusions set forth in this section. In addition, our counsel was not asked to review, and has not reached a conclusion with respect to the federal income tax treatment of the assets to be deposited in the Trust. This may not be sufficient for you to use for the purpose of avoiding penalties under federal tax law.

As with any investment, you should seek advice based on your individual circumstances from your own tax advisor.

Assets of the Trusts.

Each Trust is expected to hold shares of stock in corporations (the "Stocks") that are treated as equity for federal income tax purposes. It is possible that a Trust will also hold other assets, including assets that are treated differently for federal income tax purposes from those described above, in which case you will have federal income tax consequences different from or in addition to those described in this section. All of the assets held by a Trust constitute the "Trust Assets." Neither our counsel nor we have analyzed the proper federal income tax treatment of the Trust Assets and thus neither our counsel nor we have reached a conclusion regarding the federal income tax treatment of the Trust Assets.

Trust Status.

If the Trusts are at all times operated in accordance with the documents establishing the Trusts and certain requirements of federal income tax law are met, the Trusts will not be taxed as a corporation for federal income tax purposes. As a Unit owner, you will be treated as the owner of a pro rata portion of each of the Trust Assets, and as such you will be considered to have received a pro rata share of income (e.g., dividends and capital gains, if any) from each Trust Asset when such income would be considered to be received by you if you directly owned the Trust Assets. This is true even if you elect to have your distributions reinvested into additional Units. In addition, the income from Trust Assets that you must take into account for federal income tax purposes is not reduced by amounts used to pay sales charges or Trust expenses.

Your Tax Basis and Income or Loss upon Disposition.

If your Trust disposes of Trust Assets, you will generally recognize gain or loss. If you dispose of your Units or redeem your Units for cash, you will also generally recognize gain or loss. To determine the amount of this gain or loss, you must subtract your tax basis in the related Trust Assets from your share of the total amount received in the transaction. You can generally determine your initial tax basis in each Trust Asset by apportioning the cost of your Units, including sales charges, among the Trust Assets ratably according to their values on the date you acquire your Units. In certain circumstances, however, you may have to adjust your tax basis after you acquire your Units (for example, in the case of certain dividends that exceed a corporation's accumulated earnings and profits, as discussed below).

If you are an individual, the maximum marginal federal tax rate for net capital gain is generally 15% (generally 5% for certain taxpayers in the 10% and 15% tax brackets). These capital gains rates are generally effective for taxable years beginning before January 1, 2011.

Net capital gain equals net long-term capital gain minus net short-term capital loss for the taxable year. Capital gain or loss is long-term if the holding period for the asset is more than one year and is short-term if the holding period for the asset is one year or less. You must exclude the date you purchase your Units to determine your holding period. The tax rates for capital gains realized from assets held for one year or less are generally the same as for ordinary income. The Internal Revenue Code, however, treats certain capital gains as ordinary income in special situations.

Dividends from Stocks.

Certain dividends received with respect to the Stocks may qualify to be taxed at the same rates that apply to net capital gain (as discussed above), provided certain holding period requirements are satisfied. These special rules relating to the taxation of dividends at capital gains rates generally apply to taxable years beginning before January 1, 2011.

Dividends Received Deduction.

Generally, a domestic corporation owning Units in a Trust may be eligible for the dividends received deduction with respect to such Unit owner's pro rata portion of certain types of dividends received by a Trust. However, a corporation generally will not be entitled to the dividends received deduction with respect to dividends from most foreign corporations.

Rollovers.

If you elect to have your proceeds from your Trust rolled over into a future series of such Trust, it is considered a sale for federal income tax purposes and any gain on the sale will be treated as a capital gain, and any loss will be treated as a capital loss. However, any loss you incur in connection with the exchange of your Units of the Trusts for units of the next series will generally be disallowed with respect to this deemed sale and subsequent deemed repurchase, to the extent the two trusts have substantially identical Trust Assets under the wash sale provisions of the Internal Revenue Code.

In-Kind Distributions.

Under certain circumstances as described in this prospectus, you may request an In-Kind Distribution of Trust Assets when you redeem your Units or at the Trust's termination. By electing to receive an In-Kind Distribution, you will receive Trust Assets plus, possibly, cash. You will not recognize gain or loss if you only receive whole Trust Assets in exchange for the identical amount of your pro rata portion of the same Trust Assets held by your Trust. However, if you also receive cash in exchange for a Trust Asset or a fractional portion of a Trust Asset, you will generally recognize gain or loss based on the difference between the amount of cash you receive and your tax basis in such Trust Asset or fractional portion.

Limitations on the Deductibility of Trust Expenses.

Generally, for federal income tax purposes, you must take into account your full pro rata share of the Trust's income, even if some of that income is used to pay Trust expenses. You may deduct your pro rata share of each expense paid by your Trust to the same extent as if you directly paid the expense. You may be required to treat some or all of the expenses of your Trust as miscellaneous itemized deductions. Individuals may only deduct certain miscellaneous itemized deductions to the extent they exceed 2% of adjusted gross income.

Foreign, State and Local Taxes.

Distributions by a Trust that are treated as U.S. source income (e.g., dividends received on Stocks of domestic corporations) will generally be subject to U.S. income taxation and withholding in the case of Units held by nonresident alien individuals, foreign corporations or other non-U.S. persons, subject to any applicable treaty. If you are a foreign investor (i.e., an investor other than a U.S. citizen or resident or a U.S. corporation, partnership, estate or trust), you may not be subject to U.S. federal income taxes, including withholding taxes, on some of the income from your Trust or on any gain from the sale or redemption of your Units, provided that certain conditions are met. You should consult your tax advisor with respect to the conditions you must meet in order to be exempt for U.S. tax purposes. You should also consult your tax advisor with respect to other U.S. tax withholding and reporting requirements.

Some distributions by certain Trusts may be subject to foreign withholding taxes. Any income withheld will still be treated as income to you. Under the grantor trust rules, you are considered to have paid directly your share of any foreign taxes that are paid. Therefore, for U.S. tax purposes, you may be entitled to a foreign tax credit or deduction for those foreign taxes.

Based on the advice of Carter Ledyard & Milburn LLP, special counsel to the Trusts for New York tax matters, under the existing income tax laws of the State and City of New York, assuming that the Trusts are not treated as corporations for federal income tax purposes, the Trusts will not be taxed as corporations for New York State and New York City tax purposes, and the income of the Trusts will be treated as the income of the Unit holders in the same manner as for federal income tax purposes. You should consult your tax advisor regarding potential foreign, state or local taxation with respect to your Units.

United Kingdom Taxation.

The following summary describes certain important U.K. tax consequences for certain U.S. resident Unit holders who hold Units in the Global Target 15 Portfolio or the Target VIP Conservative Equity Portfolio as capital assets. This summary is intended to be a general guide only and is subject to any changes in law interpretation or practice occurring after the date of this prospectus. You should consult your own tax advisor about your particular circumstances.

Taxation of Dividends. A U.K. resident individual who receives a dividend from a U.K. company is generally entitled to a tax credit which is offset against U.K. income tax liabilities.

As a U.S. resident Unit holder, you will not be able to claim any refund of the tax credit for dividends paid by U.K. companies.

Taxation of Capital Gains. U.S. investors who are neither resident nor ordinarily resident for U.K. tax purposes in the United Kingdom will not generally be liable for U.K. tax on gains arising on the disposal of Units in the Global Target 15 Portfolio or the Target VIP Conservative Equity Portfolio. However, they may be liable if, in the case of corporate holders, such persons carry on a trade in the U.K. through a permanent establishment, or in the case of individual holders, such persons carry on a trade, profession or vocation in the U.K. through a branch or agency and the Units are used, held or acquired for the purposes of such a trade, profession or vocation or such branch or agency or permanent establishment as the case may be. Individual U.S. investors may also be liable if they have previously been resident or ordinarily resident in the United Kingdom and become resident or ordinarily resident in the United Kingdom in the future.

Inheritance Tax. Individual U.S. investors who, for the purposes of the Estate and Gift Tax Convention between the United States and the United Kingdom, are domiciled in the United States and who are not U.K. nationals will generally not be subject to U.K. inheritance tax on death or on gifts of the Units made during their lifetimes, provided any applicable U.S. federal gift or estate tax is paid. They may be subject to U.K. inheritance tax if the Units are used in a business in the United Kingdom or relate to the performance of personal services in the United Kingdom.

Where the Units are held on trust, the Units will generally not be subject to U.K. inheritance tax unless the settlor, at the time of settlement, was domiciled in the United Kingdom, in which case they may be subject to U.K. inheritance tax.

It is very unlikely that the Units will be subject to both U.K.
inheritance tax and U.S. federal gift or estate tax. If they were, one of the taxes could generally be credited against the other.

Stamp Tax. A sale of Securities listed in the FT Index will generally result in either U.K. stamp duty or stamp duty reserve tax ("SDRT") being payable by the purchaser. The Global Target 15 Portfolio and the Target VIP Conservative Equity Portfolio each paid this tax when they acquired Securities. When the Global Target 15 Portfolio or the Target VIP Conservative Equity Portfolio sell Securities, it is anticipated that any U.K. stamp duty or SDRT will be paid by the purchaser.

Hong Kong Taxation.

The following summary describes certain important Hong Kong tax consequences to certain U.S. Unit holders who hold Units in the Global Target 15 Portfolio or the Target VIP Conservative Equity Portfolio as capital assets. This summary assumes that you are not carrying on a trade, profession or business in Hong Kong and that you have no profits sourced in Hong Kong arising from the carrying on of such trade, profession or business. This summary is intended to be a general guide only and is subject to any changes in Hong Kong or U.S. law occurring after the date of this prospectus and you should consult your own tax advisor about your particular circumstances.

Taxation of Dividends. Dividends you receive from the Global Target 15 Portfolio or the Target VIP Conservative Equity Portfolio relating to Hong Kong issuers are not taxable and therefore will not be subject to the deduction of any withholding tax.

Profits Tax. Unless you are carrying on a trade, profession or business in Hong Kong you will not be subject to profits tax imposed by Hong Kong on any gain or profits made on the realization or other disposal of your Units.

Estate Duty. Units of the Global Target 15 Portfolio or the Target VIP Conservative Equity Portfolio do not give rise to Hong Kong estate duty liability.

                     Retirement Plans

You may purchase Units of the Trusts for:

- Individual Retirement Accounts;

- Keogh Plans;

- Pension funds; and

- Other tax-deferred retirement plans.

Generally, the federal income tax on capital gains and income received in each of the above plans is deferred until you receive distributions. These distributions are generally treated as ordinary income but may, in some cases, be eligible for special averaging or tax-deferred rollover treatment. Before participating in a plan like this, you should review the tax laws regarding these plans and consult your attorney or tax advisor. Brokerage firms and other financial institutions offer these plans with varying fees and charges.

                  Rights of Unit Holders

Unit Ownership.

The Trustee will treat as Record Owner of Units persons registered as such on its books. The Trustee will treat the Fund/SERV Eligible Unit Servicing Agent as sole Record Owner of Fund/SERV Eligible Units on its books. The Fund/SERV Eligible Unit Servicing Agent will keep a record of all individual Fund/SERV Eligible Unit holders on its books. It is your responsibility to notify the Trustee (or the Fund/SERV Eligible Unit Servicing Agent in the case of Fund/SERV Eligible Units) when you become Record Owner, but normally your broker/dealer provides this notice. You may elect to hold your Units in either certificated or uncertificated form. All Fee Accounts Units and Fund/SERV Eligible Units, however, will be held in uncertificated form.

Certificated Units. When you purchase your Units you can request that they be evidenced by certificates, which will be delivered shortly after your order. Certificates will be issued in fully registered form, transferable only on the books of the Trustee in denominations of one Unit or any multiple thereof. You can transfer or redeem your certificated Units by endorsing and surrendering the certificate to the Trustee, along with a written instrument of transfer. You must sign your name exactly as it appears on the face of the certificate with signature guaranteed by an eligible institution. In certain cases the Trustee may require additional documentation before they will transfer or redeem your Units.

You may be required to pay a nominal fee to the Trustee for each certificate reissued or transferred, and to pay any government charge that may be imposed for each transfer or exchange. If a certificate gets lost, stolen or destroyed, you may be required to furnish indemnity to the Trustee to receive replacement certificates. You must surrender mutilated certificates to the Trustee for replacement.

Uncertificated Units. You may also choose to hold your Units in uncertificated form. If you choose this option, the Trustee (or the Fund/SERV Eligible Unit Servicing Agent in the case of Fund/SERV Eligible Units) will establish an account for you and credit your account with the number of Units you purchase. Within two business days of the issuance or transfer of Units held in uncertificated form, the Trustee (or the Fund/SERV Eligible Unit Servicing Agent in the case of Fund/SERV Eligible Units) will send you:

- A written initial transaction statement containing a description of your Trust;

- A list of the number of Units issued or transferred;

- Your name, address and Taxpayer Identification Number ("TIN");

- A notation of any liens or restrictions of the issuer and any adverse claims; and

- The date the transfer was registered.

Uncertificated Units may be transferred the same way as certificated Units, except that no certificate needs to be presented to the Trustee (or the Fund/SERV Eligible Unit Servicing Agent in the case of Fund/SERV Eligible Units). Also, no certificate will be issued when the transfer takes place unless you request it. You may at any time request that the Trustee issue certificates for your Units.

Unit Holder Reports.

In connection with each distribution, the Trustee (or the Fund/SERV Eligible Unit Servicing Agent in the case of Fund/SERV Eligible Units) will provide you with a statement detailing the per Unit amount of income (if any) distributed. After the end of each calendar year, the Trustee (or the Fund/SERV Eligible Unit Servicing Agent in the case of Fund/SERV Eligible Units) will provide you with the following information:

- A summary of transactions in your Trust for the year;

- A list of any Securities sold during the year and the Securities held at the end of that year by your Trust;

- The Redemption Price per Unit, computed on the 31st day of December of such year (or the last business day before); and

- Amounts of income and capital distributed during the year.

You may request from the Trustee (or the Fund/SERV Eligible Unit
Servicing Agent in the case of Fund/SERV Eligible Units) copies of the evaluations of the Securities as prepared by the Evaluator to enable you to comply with federal and state tax reporting requirements.

             Income and Capital Distributions

You will begin receiving distributions on your Units only after you become a Record Owner. The Trustee will credit dividends received on a Trust's Securities to the Income Account of such Trust. All other receipts, such as return of capital, are credited to the Capital Account of such Trust. Dividends received on foreign Securities, if any, are converted into U.S. dollars at the applicable exchange rate.

The Trustee will distribute money from the Income and Capital Accounts monthly on the last day of each month to Unit holders of record on the fifteenth day of such month provided the aggregate amount available for distribution equals at least 0.1% of the net asset value of the Trust. Undistributed money in the Income and Capital Accounts will be distributed in the next month in which the aggregate amount available for distribution equals or exceeds 0.1% of the net asset value of the Trust. In any case, the Trustee will distribute funds in the Income and Capital Accounts in December of each year. See "Summary of Essential Information." No income distribution will be paid if accrued expenses of the Trust exceed amounts in the Income Account on the Distribution Dates. Distribution amounts will vary with changes in the Trust's fees and expenses, in dividends received and with the sale of Securities. The Trustee will not distribute amounts in the Capital Account designated to meet redemptions, pay the deferred sales charge or pay expenses. If the Trustee does not have your TIN, it is required to withhold a certain percentage of your distribution and deliver such amount to the IRS. You may recover this amount by giving your TIN to the Trustee, or when you file a tax return. However, you should check your statements to make sure the Trustee has your TIN to avoid this "back-up withholding."

We anticipate that there will be enough money in the Capital Account of a Trust to pay the deferred sales charge. If not, the Trustee may sell Securities to meet the shortfall.

Within a reasonable time after a Trust is terminated, unless you are a Rollover Unit holder, you will receive the pro rata share of the money from the sale of the Securities. However, if you own Units of any of the Trusts except the Global Target 15 Portfolio, you may elect to receive an In-Kind Distribution as described under "Amending or Terminating the Indenture." All Unit holders will receive a pro rata share of any other assets remaining in their Trust, after deducting any unpaid expenses.

The Trustee may establish reserves (the "Reserve Account") within a Trust to cover anticipated state and local taxes or any governmental charges to be paid out of that Trust.

Distribution Reinvestment Option. You may elect to have each distribution of income and/or capital reinvested into additional Units of your Trust by notifying the Trustee (or the Fund/SERV Eligible Unit Servicing Agent in the case of Fund/SERV Eligible Units) at least 10 days before any Record Date. Each later distribution of income and/or capital on your Units will be reinvested by the Trustee into additional Units of your Trust. There is no transactional sales charge on Units acquired through the Distribution Reinvestment Option, as discussed under "Public Offering." This option may not be available in all states.
 PLEASE NOTE THAT EVEN IF YOU REINVEST DISTRIBUTIONS, THEY ARE STILL CONSIDERED DISTRIBUTIONS FOR INCOME TAX PURPOSES.

                   Redeeming Your Units

You may redeem all or a portion of your Units at any time by sending the certificates representing the Units you want to redeem to the Trustee (or the Fund/SERV Eligible Unit Servicing Agent in the case of Fund/SERV Eligible Units) at the respective address set forth on the back cover of this prospectus. If your Units are uncertificated, you need only deliver a request for redemption to the Trustee (or the Fund/SERV Eligible Unit Servicing Agent in the case of Fund/SERV Eligible Units). In either case, the certificates or the redemption request must be properly endorsed with proper instruments of transfer and signature guarantees as explained in "Rights of Unit Holders-Unit Ownership" (or by providing satisfactory indemnity if the certificates were lost, stolen, or destroyed). No redemption fee will be charged, but you are responsible for any governmental charges that apply. Certain broker/dealers may charge a transaction fee for processing redemption requests. Units redeemed directly through the Trustee (or the Fund/SERV Eligible Unit Servicing Agent in the case of Fund/SERV Eligible Units) are not subject to such transaction fees. Three business days after the day you tender your Units (the "Date of Tender") you will receive cash in an amount for each Unit equal to the Redemption Price per Unit calculated at the Evaluation Time on the Date of Tender.

The Date of Tender is considered to be the date on which the Trustee (or the Fund/SERV Eligible Unit Servicing Agent in the case of Fund/SERV Eligible Units) receives your certificates or redemption request (if such day is a day the NYSE is open for trading). However, if your certificates or redemption request are received after 4:00 p.m. Eastern time (or after any earlier closing time on a day on which the NYSE is scheduled in advance to close at such earlier time), the Date of Tender is the next day the NYSE is open for trading.

Any amounts paid on redemption representing income will be withdrawn from the Income Account of a Trust if funds are available for that purpose, or from the Capital Account. All other amounts paid on redemption will be taken from the Capital Account of a Trust. The IRS will require the Trustee to withhold a portion of your redemption proceeds if the Trustee does not have your TIN as generally discussed under "Income and Capital Distributions."

If you tender at least 2,500 Units of The Dow(sm) Target 5 Portfolio, The Nasdaq(R) Target 15 Portfolio, the NYSE(R) International Target 25 Portfolio, The S&P Target 24 Portfolio, S&P Target SMid 60 Portfolio, Target Diversified Dividend Portfolio, Target Large-Cap Portfolio, or the Target Small-Cap Portfolio, or 5,000 Units of the Target 50/50

Portfolio, Target Triad Portfolio or the Target VIP Conservative Equity Portfolio or such other amount as required by your broker/dealer, for redemption, rather than receiving cash, you may elect to receive an In-Kind Distribution in an amount equal to the Redemption Price per Unit by making this request in writing to the Trustee at the time of tender. However, to be eligible to participate in the In-Kind Distribution option at redemption, Fee Accounts Unit holders must hold their Units through the end of the initial offering period. The In-Kind Distribution option is generally not available to Fund/SERV Eligible Unit holders. No In-Kind Distribution requests submitted during the 14 business days prior to a Trust's Mandatory Termination Date will be honored. Where possible, the Trustee will make an In-Kind Distribution by distributing each of the Securities in book-entry form to your bank or broker/dealer account at the Depository Trust Company. This option is generally eligible only for stocks traded and held in the United States, thus excluding most foreign Securities. The Trustee will subtract any customary transfer and registration charges from your In-Kind Distribution. As a tendering Unit holder, you will receive your pro rata number of whole shares of the eligible Securities that make up the portfolio, and cash from the Capital Account equal to the non-eligible Securities and fractional shares to which you are entitled.

The Trustee may sell Securities to make funds available for redemption. If Securities are sold, the size and diversification of a Trust will be reduced. These sales may result in lower prices than if the Securities were sold at a different time.

Your right to redeem Units (and therefore, your right to receive payment) may be delayed:

- If the NYSE is closed (other than customary weekend and holiday closings);

- If the SEC determines that trading on the NYSE is restricted or that an emergency exists making sale or evaluation of the Securities not reasonably practical; or

- For any other period permitted by SEC order.

The Trustee is not liable to any person for any loss or damage which may result from such a suspension or postponement.

The Redemption Price.

The Redemption Price per Unit is determined by the Trustee by:

adding

1. cash in the Income and Capital Accounts of a Trust not designated to purchase Securities;

2. the aggregate underlying value of the Securities held in that Trust;
and

3. dividends receivable on the Securities trading ex-dividend as of the date of computation; and

deducting

1. any applicable taxes or governmental charges that need to be paid out of such Trust;

2. any amounts owed to the Trustee for its advances;

3. estimated accrued expenses of such Trust, if any;

4. cash held for distribution to Unit holders of record of such Trust as of the business day before the evaluation being made;

5. liquidation costs for foreign Securities, if any; and

6. other liabilities incurred by such Trust; and

dividing

1. the result by the number of outstanding Units of such Trust.

Any remaining deferred sales charge on the Units when you redeem them will be deducted from your redemption proceeds. In addition, during the initial offering period, the Redemption Price per Unit will include estimated organization costs as set forth under "Fee Table."

                 Investing in a New Trust

Each Trust's portfolio has been selected on the basis of capital appreciation potential for a limited time period. When each Trust is about to terminate, you may have the option to roll your proceeds into the next series of a Trust (the "New Trusts") if one is available. We intend to create the New Trusts in conjunction with the termination of the Trusts and plan to apply the same strategy we used to select the portfolio for the Trusts to the New Trusts.

If you wish to have the proceeds from your Units rolled into a New Trust you must notify the Trustee (or the Fund/SERV Eligible Unit Servicing Agent in the case of Fund/SERV Eligible Units) in writing of your election by the Rollover Notification Date stated in the "Summary of Essential Information." As a Rollover Unit holder, your Units will be redeemed and the underlying Securities sold by the Trustee, in its capacity as Distribution Agent, during the Special Redemption and Liquidation Period. The Distribution Agent may engage us or other brokers as its agent to sell the Securities.

Once all of the Securities are sold, your proceeds, less any brokerage fees, governmental charges or other expenses involved in the sales, will be used to buy units of a New Trust or trust with a similar investment strategy that you have selected, provided such trusts are registered and being offered. Accordingly, proceeds may be uninvested for up to several days. Units purchased with rollover proceeds will generally be purchased subject to the maximum remaining deferred sales charge and creation and development fee on such units (currently expected to be $.195 per unit), but not the initial sales charge. Units purchased using proceeds from Fee Accounts Units will generally not be subject to any transactional sales charge.

We intend to create New Trust units as quickly as possible, depending on the availability of the Securities contained in a New Trust's portfolio. Rollover Unit holders will be given first priority to purchase New Trust units. We cannot, however, assure the exact timing of the creation of New Trust units or the total number of New Trust units we will create. Any proceeds not invested on behalf of Rollover Unit holders in New Trust units will be distributed within a reasonable time after such occurrence. Although we believe that enough New Trust units can be created, monies in a New Trust may not be fully invested on the next business day.

Please note that there are certain tax consequences associated with becoming a Rollover Unit holder. See "Tax Status." If you elect not to participate as a Rollover Unit holder ("Remaining Unit holders"), you will not incur capital gains or losses due to the Special Redemption and Liquidation, nor will you be charged any additional transactional sales charge. We may modify, amend or terminate this rollover option upon 60 days notice.

             Removing Securities from a Trust

The portfolios of the Trusts are not managed. However, we may, but are not required to, direct the Trustee to dispose of a Security in certain limited circumstances, including situations in which:

- The issuer of the Security defaults in the payment of a declared dividend;

- Any action or proceeding prevents the payment of dividends;

- There is any legal question or impediment affecting the Security;

- The issuer of the Security has breached a covenant which would affect the payment of dividends, the issuer's credit standing, or otherwise damage the sound investment character of the Security;

- The issuer has defaulted on the payment of any other of its outstanding obligations;

- There has been a public tender offer made for a Security or a merger or acquisition is announced affecting a Security, and that in our opinion the sale or tender of the Security is in the best interest of Unit holders;

- The sale of Securities is necessary or advisable in order to maintain the qualification of a Trust as a "regulated investment company" in the case of a Trust which has elected to qualify as such; or

- The price of the Security has declined to such an extent, or such other credit factors exist, that in our opinion keeping the Security would be harmful to a Trust.

Except in the limited instance in which a Trust acquires Replacement Securities, as described in "The FT Series," a Trust may not acquire any securities or other property other than the Securities. The Trustee, on behalf of a Trust, will reject any offer for new or exchanged securities or property in exchange for a Security, such as those acquired in a merger or other transaction. If such exchanged securities or property are nevertheless acquired by a Trust, at our instruction they will either be sold or held in such Trust. In making the determination as to whether to sell or hold the exchanged securities or property we may get advice from the Portfolio Supervisor. Any proceeds received from the sale of Securities, exchanged securities or property will be credited to the Capital Account of a Trust for distribution to Unit holders or to meet redemption requests. The Trustee may retain and pay us or an affiliate of ours to act as agent for the Trusts to facilitate selling Securities, exchanged securities or property from the Trusts. If we or our affiliate act in this capacity, we will be held subject to the restrictions under the Investment Company Act of 1940, as amended.

The Trustee may sell Securities designated by us, or, absent our direction, at its own discretion, in order to meet redemption requests or pay expenses. In designating Securities to be sold, we will try to maintain the proportionate relationship among the Securities. If this is not possible, the composition and diversification of a Trust may be changed.

           Amending or Terminating the Indenture

Amendments. The Indenture may be amended by us and the Trustee without your consent:

- To cure ambiguities;

- To correct or supplement any defective or inconsistent provision;

- To make any amendment required by any governmental agency; or

- To make other changes determined not to be materially adverse to your best interests (as determined by us and the Trustee).

Termination. As provided by the Indenture, each Trust will terminate on the Mandatory Termination Date as stated in the "Summary of Essential

Information." The Trusts may be terminated earlier:

- Upon the consent of 100% of the Unit holders of a Trust;

- If the value of the Securities owned by such Trust as shown by any evaluation is less than the lower of $2,000,000 or 20% of the total value of Securities deposited in such Trust during the initial offering period ("Discretionary Liquidation Amount"); or

- In the event that Units of a Trust not yet sold aggregating more than 60% of the Units of such Trust are tendered for redemption by underwriters, including the Sponsor.

Prior to termination, the Trustee will send written notice to all Unit holders which will specify how you should tender your certificates, if any, to the Trustee. If a Trust is terminated due to this last reason, we will refund your entire transactional sales charge; however, termination of a Trust before the Mandatory Termination Date for any other stated reason will result in all remaining unpaid deferred sales charges on your Units being deducted from your termination proceeds. For various reasons, including Unit holders' participation as Rollover Unit holders, a Trust may be reduced below the Discretionary Liquidation Amount and could therefore be terminated before the Mandatory Termination Date.

Unless terminated earlier, the Trustee will begin to sell Securities in connection with the termination of a Trust during the period beginning nine business days prior to, and no later than, the Mandatory Termination Date. We will determine the manner and timing of the sale of Securities. Because the Trustee must sell the Securities within a relatively short period of time, the sale of Securities as part of the termination process may result in a lower sales price than might otherwise be realized if such sale were not required at this time.

If you own at least 2,500 Units of The Dow(sm) Target 5 Portfolio, The Nasdaq(R) Target 15 Portfolio, the NYSE(R) International Target 25 Portfolio, The S&P Target 24 Portfolio, S&P Target SMid 60 Portfolio, Target Diversified Dividend Portfolio, Target Large-Cap Portfolio, or the Target Small-Cap Portfolio, or 5,000 Units of the Target 50/50 Portfolio, Target Triad Portfolio or the Target VIP Conservative Equity Portfolio or such other amount as required by your broker/dealer, the Trustee will send the registered account holders a form at least 30 days prior to the Mandatory Termination Date which will enable you to receive an In-Kind Distribution of Securities (reduced by customary transfer and registration charges and subject to any additional restrictions imposed on Fee Accounts Units by "wrap fee" plans) rather than the typical cash distribution. See "Tax Status" and "Redeeming Your Units" for additional information. The In-Kind Distribution option is generally not available to Fund/SERV Eligible Unit holders. If you elect to receive an In-Kind Distribution, you will receive your pro rata number of shares of the eligible Securities that make up the portfolio, and cash from the Capital Account equal to the non-eligible securities and fractional shares to which you are entitled. Securities not traded and held in the United States are generally not available for an In-Kind Distribution. You must notify the Trustee at least 15 business days prior to the Mandatory Termination Date if you elect this In-Kind Distribution option. If you do not elect to participate in either the Rollover Option or the In-Kind Distribution option, you will receive a cash distribution from the sale of the remaining Securities, along with your interest in the Income and Capital Accounts, within a reasonable time after your Trust is terminated. Regardless of the distribution involved, the Trustee will deduct from a Trust any accrued costs, expenses, advances or indemnities provided for by the Indenture, including estimated compensation of the Trustee and costs of liquidation and any amounts required as a reserve to pay any taxes or other governmental charges.

           Information on the Sponsor, Trustee,

   Fund/SERV Eligible Unit Servicing Agent and Evaluator

The Sponsor.

We, First Trust Portfolios L.P., specialize in the underwriting, trading and wholesale distribution of unit investment trusts under the "First Trust" brand name and other securities. An Illinois limited partnership formed in 1991, we act as Sponsor for successive series of:

- The First Trust Combined Series

- FT Series (formerly known as The First Trust Special Situations Trust)

- The First Trust Insured Corporate Trust

- The First Trust of Insured Municipal Bonds

- The First Trust GNMA

First Trust introduced the first insured unit investment trust in 1974. To date we have deposited more than $70 billion in First Trust unit investment trusts. Our employees include a team of professionals with many years of experience in the unit investment trust industry.

We are a member of the NASD and Securities Investor Protection
Corporation. Our principal offices are at 1001 Warrenville Road, Lisle, Illinois 60532; telephone number (630) 241-4141. As of December 31, 2005, the total consolidated partners' capital of First Trust Portfolios L.P. and subsidiaries was $37,849,711 (audited).

This information refers only to us and not to the Trusts or to any series of the Trusts or to any other dealer. We are including this information only to inform you of our financial responsibility and our ability to carry out our contractual obligations. We will provide more detailed financial information on request.

Code of Ethics. The Sponsor and the Trusts have adopted a code of ethics requiring the Sponsor's employees who have access to information on Trust transactions to report personal securities transactions. The purpose of the code is to avoid potential conflicts of interest and to prevent fraud, deception or misconduct with respect to the Trusts.

The Trustee.

The Trustee is The Bank of New York, a trust company organized under the laws of New York. The Bank of New York has its unit investment trust division offices at 101 Barclay Street, New York, New York 10286, telephone (800) 813-3074. If you have questions regarding your account or your Trust, please contact the Trustee at its unit investment trust division offices or your financial adviser. The Sponsor does not have access to individual account information. The Bank of New York is subject to supervision and examination by the Superintendent of Banks of the State of New York and the Board of Governors of the Federal Reserve System, and its deposits are insured by the Federal Deposit Insurance Corporation to the extent permitted by law.

The Trustee has not participated in selecting the Securities; it only provides administrative services.

The Fund/SERV Eligible Unit Servicing Agent.

The Fund/SERV Eligible Unit Servicing Agent is FTP Services LLC, an Illinois limited liability company formed in 2005 and an affiliate of the Sponsor. The Fund/SERV Eligible Unit Servicing Agent's address is 1001 Warrenville Road, Lisle, Illinois 60532. If you have questions regarding the Fund/SERV Eligible Units, you may call the Fund/SERV Eligible Unit Servicing Agent at (866) 514-7768. The Fund/SERV Eligible Unit Servicing Agent has not participated in selecting the Securities;
it only provides administrative services to the Fund/SERV Eligible Units.

Limitations of Liabilities of Sponsor, Fund/SERV Eligible Unit Servicing Agent and Trustee.

Neither we, the Fund/SERV Eligible Unit Servicing Agent nor the Trustee will be liable for taking any action or for not taking any action in good faith according to the Indenture. We will also not be accountable for errors in judgment. We will only be liable for our own willful misfeasance, bad faith, gross negligence (ordinary negligence in the Fund/SERV Eligible Unit Servicing Agent and Trustee's case) or reckless disregard of our obligations and duties. The Trustee is not liable for any loss or depreciation when the Securities are sold. If we fail to act under the Indenture, the Trustee may do so, and the Trustee will not be liable for any action it takes in good faith under the Indenture.

The Trustee will not be liable for any taxes or other governmental charges or interest on the Securities which the Trustee may be required to pay under any present or future law of the United States or of any other taxing authority with jurisdiction. Also, the Indenture states other provisions regarding the liability of the Trustee.

If we do not perform any of our duties under the Indenture or are not able to act or become bankrupt, or if our affairs are taken over by public authorities, then the Trustee may:

- Appoint a successor sponsor, paying them a reasonable rate not more than that stated by the SEC;

- Terminate the Indenture and liquidate the Trust; or

- Continue to act as Trustee without terminating the Indenture.

The Evaluator.

The Evaluator is First Trust Advisors L.P., an Illinois limited partnership formed in 1991 and an affiliate of the Sponsor. The
Evaluator's address is 1001 Warrenville Road, Lisle, Illinois 60532.

The Trustee, Sponsor, Fund/SERV Eligible Unit Servicing Agent and Unit holders may rely on the accuracy of any evaluation prepared by the Evaluator. The Evaluator will make determinations in good faith based upon the best available information, but will not be liable to the Trustee, Sponsor, Fund/SERV Eligible Unit Servicing Agent or Unit holders for errors in judgment.

                     Other Information

Legal Opinions.

Our counsel is Chapman and Cutler LLP, 111 W. Monroe St., Chicago, Illinois, 60603. They have passed upon the legality of the Units offered hereby and certain matters relating to federal tax law. Carter Ledyard & Milburn LLP acts as the Trustee's counsel, as well as special New York tax counsel for the Trusts.

Experts.

The Trusts' statements of net assets, including the schedules of investments, as of the opening of business on the Initial Date of Deposit included in this prospectus, have been audited by Deloitte & Touche LLP, an independent registered public accounting firm, as stated in their report appearing herein, and are included in reliance upon the report of such firm given upon their authority as experts in accounting and auditing.

Supplemental Information.

If you write or call the Sponsor, you will receive free of charge supplemental information about this Series, which has been filed with the SEC and to which we have referred throughout. This information states more specific details concerning the nature, structure and risks of this product.

The Nasdaq Stock Market, Inc.

The Nasdaq(R) Target 15 Portfolio is not sponsored, endorsed, sold or promoted by The Nasdaq Stock Market, Inc. (including its affiliates) (Nasdaq, with its affiliates, are referred to as the "Corporations"). The Corporations have not passed on the legality or suitability of, or the accuracy or adequacy of descriptions and disclosures relating to The Nasdaq(R) Target 15 Portfolio. The Corporations make no representation or warranty, express or implied, to the owners of Units of The Nasdaq(R) Target 15 Portfolio or any member of the public regarding the advisability of investing in securities generally or in The Nasdaq(R) Target 15 Portfolio particularly, or the ability of the Nasdaq-100 Index(R) to track general stock market performance. The Corporations' only relationship to the Sponsor ("Licensee") is in the licensing of the Nasdaq 100(R), Nasdaq-100 Index(R) and Nasdaq(R) trademarks or service marks, and certain trade names of the Corporations and the use of the Nasdaq-100 Index(R) which is determined, composed and calculated by Nasdaq without regard to Licensee or The Nasdaq(R) Target 15 Portfolio. Nasdaq has no obligation to take the needs of the Licensee or the owners of Units of The Nasdaq(R) Target 15 Portfolio into consideration in determining, composing or calculating the Nasdaq-100 Index(R). The Corporations are not responsible for and have not participated in the determination of the timing of, prices at or quantities of The Nasdaq(R) Target 15 Portfolio to be issued or in the determination or calculation of the equation by which The Nasdaq(R) Target 15 Portfolio is to be converted into cash. The Corporations have no liability in connection with the administration, marketing or trading of The Nasdaq(R) Target 15 Portfolio.

THE CORPORATIONS DO NOT GUARANTEE THE ACCURACY AND/OR UNINTERRUPTED CALCULATION OF THE NASDAQ-100 INDEX(R) OR ANY DATA INCLUDED THEREIN. THE CORPORATIONS MAKE NO WARRANTY, EXPRESS OR IMPLIED, AS TO RESULTS TO BE OBTAINED BY THE LICENSEE, OWNERS OF THE TARGET VIP AGGRESSIVE EQUITY PORTFOLIO OR ANY OTHER PERSON OR ENTITY FROM THE USE OF THE NASDAQ-100 INDEX(R) OR ANY DATA INCLUDED THEREIN. THE CORPORATIONS MAKE NO EXPRESS OR IMPLIED WARRANTIES AND EXPRESSLY DISCLAIM ALL WARRANTIES OF MERCHANTABILITY OR FITNESS FOR A PARTICULAR PURPOSE OR USE WITH RESPECT TO THE NASDAQ-100 INDEX(R) OR ANY DATA INCLUDED THEREIN. WITHOUT LIMITING ANY OF THE FOREGOING, IN NO EVENT SHALL THE CORPORATIONS HAVE ANY LIABILITY FOR ANY LOST PROFITS OR SPECIAL, INCIDENTAL, PUNITIVE, INDIRECT OR CONSEQUENTIAL DAMAGES, EVEN IF NOTIFIED OF THE POSSIBILITY OF SUCH DAMAGES.

                             First Trust(R)

        The Dow(sm) Target 5 Portfolio, 4th Quarter 2006 Series
           Global Target 15 Portfolio, 4th Quarter 2006 Series
       The Nasdaq(R) Target 15 Portfolio, 4th Quarter 2006 Series
   NYSE(R) International Target 25 Portfolio, 4th Quarter 2006 Series
          The S&P Target 24 Portfolio, 4th Quarter 2006 Series
             Target 50/50 Portfolio, 4th Quarter 2006 Series
          S&P Target SMid 60 Portfolio, 4th Quarter 2006 Series
     Target Diversified Dividend Portfolio, 4th Quarter 2006 Series
           Target Large-Cap Portfolio, 4th Quarter 2006 Series
           Target Small-Cap Portfolio, 4th Quarter 2006 Series
             Target Triad Portfolio, 4th Quarter 2006 Series
    Target VIP Conservative Equity Portfolio, 4th Quarter 2006 Series
                                 FT 1201

                                Sponsor:

                       FIRST TRUST PORTFOLIOS L.P.

                          1001 Warrenville Road
                          Lisle, Illinois 60532
                             1-630-241-4141

Fund/SERV(R) Eligible Unit Servicing Agent:             Trustee:

        FTP Services LLC                        The Bank of New York

      1001 Warrenville Road                     101 Barclay Street
      Lisle, Illinois 60532                   New York, New York 10286
         1-866-514-7768                            1-800-813-3074
                                               24-Hour Pricing Line:
                                                  1-800-446-0132

                            ________________________

    When Units of the Trusts are no longer available, this prospectus may be used as a preliminary prospectus for a future series, in which case you should note the following:

    THE INFORMATION IN THE PROSPECTUS IS NOT COMPLETE AND MAY BE CHANGED. WE
      MAY NOT SELL, OR ACCEPT OFFERS TO BUY, SECURITIES OF A FUTURE SERIES UNTIL THAT SERIES HAS BECOME EFFECTIVE WITH THE SECURITIES AND EXCHANGE
    COMMISSION. NO SECURITIES CAN BE SOLD IN ANY STATE WHERE A SALE WOULD BE
                                    ILLEGAL.
                            ________________________

  This prospectus contains information relating to the above-mentioned unit investment trusts, but does not contain all of the information about this investment company as filed with the Securities and Exchange
                Commission in Washington, D.C. under the:

-  Securities Act of 1933 (file no. 333-135374) and

-  Investment Company Act of 1940 (file no. 811-05903)

  Information about the Trusts, including their Codes of Ethics, can be reviewed and copied at the Securities and Exchange Commission's Public
Reference Room in Washington D.C. Information regarding the operation of the Commission's Public Reference Room may be obtained by calling the
                      Commission at 1-202-942-8090.

 Information about the Trusts is available on the EDGAR Database on the
                      Commission's Internet site at
                           http://www.sec.gov.

                 To obtain copies at prescribed rates -

              Write: Public Reference Section of the Commission
                     100 F Street, N.E.; Washington, D.C. 20549 e-mail address: publicinfo@sec.gov


                           September 29, 2006


           PLEASE RETAIN THIS PROSPECTUS FOR FUTURE REFERENCE

                             First Trust(R)

                              The FT Series

                         Information Supplement

This Information Supplement provides additional information concerning the structure, operations and risks of the unit investment trust contained in FT 1201 not found in the prospectus for the Trusts. This Information Supplement is not a prospectus and does not include all of the information you should consider before investing in the Trusts. This Information Supplement should be read in conjunction with the prospectus for the Trust in which you are considering investing.


This Information Supplement is dated September 29, 2006. Capitalized terms have been defined in the prospectus.


                            Table of Contents

Dow Jones & Company, Inc.                                       1
Standard & Poor's                                               2
The Nasdaq Stock Market, Inc.                                   2
Value Line Publishing, Inc.                                     2
New York Stock Exchange                                         3
Risk Factors
   Securities                                                   3
   Small-Cap Companies                                          4
   Dividends                                                    4
   Foreign Issuers                                              4
   United Kingdom                                               5
   Hong Kong                                                    5
   Exchange Rate                                                6
Litigation
   Microsoft Corporation                                       10
Concentrations
   Consumer Products                                           10
   Financial Services                                          10
   Industrials                                                 13
   Information Technology                                      13
   Telecommunications                                          14
Securities
   The Dow(sm) DART 5 Strategy Stocks                          15
   The Dow(sm) DART 10 Strategy Stocks                         15
   The Dow(sm) Target 5 Strategy Stocks                        16
   The Dow(sm) Target Dividend Strategy Stocks                 16
   European Target 20 Strategy Stocks                          19
   Global Target 15 Strategy Stocks                            19
   The Nasdaq(R) Target 15 Strategy Stocks                     20
   NYSE(R) International Target 25 Strategy Stocks             21
   The S&P Target 24 Strategy Stocks                           22
   S&P Target SMid 60 Strategy Stocks                          24
   Target Diversified Dividend Strategy Stocks                 27
   Target Large-Cap Strategy Stocks                            29
   Target Small-Cap Strategy Stocks                            30
   Value Line(R) Target 25 Strategy Stocks                     33

Dow Jones & Company, Inc.

The Trusts are not sponsored, endorsed, sold or promoted by Dow Jones & Company, Inc. ("Dow Jones"). Dow Jones makes no representation or warranty, express or implied, to the owners of the Trusts or any member of the public regarding the advisability of investing in securities generally or in the Trusts particularly. Dow Jones' only relationship to the Sponsor is the licensing of certain trademarks, trade names and service marks of Dow Jones and of the Dow Jones Industrial Average(sm), which is determined, composed and calculated by Dow Jones without regard to the Sponsor or the Trusts. Dow Jones has no obligation to take the needs of the Sponsor or the owners of the Trusts into consideration in determining, composing or calculating the Dow Jones Industrial Average(sm). Dow Jones is not responsible for and has not participated in the determination of the timing of, prices at, or quantities of the Trusts to be issued or in the determination or calculation of the equation by which the Trusts are to be converted into cash. Dow Jones has no obligation or liability in connection with the administration, marketing or trading of the Trusts.

DOW JONES DOES NOT GUARANTEE THE ACCURACY AND/OR THE COMPLETENESS OF THE DOW JONES INDUSTRIAL AVERAGE(SM) OR ANY DATA INCLUDED THEREIN AND DOW JONES SHALL HAVE NO LIABILITY FOR ANY ERRORS, OMISSIONS, OR

INTERRUPTIONS THEREIN. DOW JONES MAKES NO WARRANTY, EXPRESS OR IMPLIED, AS TO RESULTS TO BE OBTAINED BY THE SPONSOR, OWNERS OF THE TRUSTS, OR ANY OTHER PERSON OR ENTITY FROM THE USE OF THE DOW JONES INDUSTRIAL AVERAGE(SM) OR ANY DATA INCLUDED THEREIN. DOW JONES MAKES NO EXPRESS OR IMPLIED WARRANTIES, AND EXPRESSLY DISCLAIMS ALL WARRANTIES, OF MERCHANTABILITY OR FITNESS FOR A PARTICULAR PURPOSE OR USE WITH RESPECT TO THE DOW JONES INDUSTRIAL AVERAGE(SM) OR ANY DATA INCLUDED THEREIN. WITHOUT LIMITING ANY OF THE FOREGOING, IN NO EVENT SHALL DOW JONES HAVE ANY LIABILITY FOR ANY LOST PROFITS OR INDIRECT, PUNITIVE, SPECIAL OR CONSEQUENTIAL DAMAGES, EVEN IF NOTIFIED OF THE POSSIBILITY THEREOF.

Standard & Poor's

The Trusts are not sponsored, endorsed, sold or promoted by Standard & Poor's, a division of The McGraw-Hill Companies, Inc. ("S&P"). S&P makes no representation or warranty, express or implied, to the owners of the Trusts or any member of the public regarding the advisability of investing in securities generally or in the Trusts particularly or the ability of either the S&P 500 Index, the S&P MidCap 400 Index or the S&P SmallCap 600 Index to track general stock market performance. S&P's only relationship to the licensee is the licensing of certain trademarks and trade names of S&P and of the S&P 500 Index, the S&P MidCap 400 Index and the S&P SmallCap 600 Index, which are determined, composed and calculated by S&P without regard to the licensee or the Trusts. S&P has no obligation to take the needs of the licensee or the owners of the Trusts into consideration in determining, composing or calculating the S&P 500 Index, the S&P MidCap 400 Index or the S&P SmallCap 600 Index. S&P is not responsible for and has not participated in the determination of the prices and amount of the Trusts or the timing of the issuance or sale of the Trusts or in the determination or calculation of the equation by which the Trusts are to be converted into cash. S&P has no obligation or liability in connection with the administration, marketing or trading of the Trusts.

S&P DOES NOT GUARANTEE THE ACCURACY AND/OR THE COMPLETENESS OF THE S&P 500 INDEX, THE S&P MIDCAP 400 INDEX OR THE S&P SMALL CAP 600 INDEX OR ANY DATA INCLUDED THEREIN AND S&P SHALL HAVE NO LIABILITY FOR ANY ERRORS, OMISSIONS, OR INTERRUPTIONS THEREIN. S&P MAKES NO WARRANTY, EXPRESS OR IMPLIED, AS TO RESULTS TO BE OBTAINED BY THE LICENSEE, OWNERS OF THE TRUSTS, OR ANY OTHER PERSON OR ENTITY FROM THE USE OF THE S&P 500 INDEX, THE S&P MIDCAP 400 INDEX OR THE S&P SMALL CAP 600 INDEX OR ANY DATA INCLUDED THEREIN. S&P MAKES NO EXPRESS OR IMPLIED WARRANTIES, AND EXPRESSLY DISCLAIMS ALL WARRANTIES, OF MERCHANTABILITY OR FITNESS FOR A PARTICULAR PURPOSE OR USE WITH RESPECT TO THE S&P 500 INDEX, THE S&P MIDCAP 400 INDEX OR THE S&P SMALL CAP 600 INDEX OR ANY DATA INCLUDED THEREIN. WITHOUT LIMITING ANY OF THE FOREGOING, IN NO EVENT SHALL S&P HAVE ANY LIABILITY FOR ANY SPECIAL, PUNITIVE, INDIRECT OR CONSEQUENTIAL DAMAGES (INCLUDING LOST PROFITS), EVEN IF NOTIFIED OF THE POSSIBILITY THEREOF.

The Nasdaq Stock Market, Inc.

The "Nasdaq 100(R)," "Nasdaq-100 Index(R)," and "Nasdaq(R)" are trade or service marks of The Nasdaq Stock Market, Inc. (which with its affiliates are the "Corporations") and are licensed for use by us. The Nasdaq(R) Target 15 Portfolio has not been passed on by the Corporations as to its legality or suitability. The Nasdaq(R) Target 15 Portfolio is not issued, endorsed, sold, or promoted by the Corporations. The Corporations make no warranties and bear no liability with respect to The Nasdaq(R) Target 15 Portfolio.

Value Line Publishing, Inc.

Value Line Publishing, Inc.'s ("VLPI") only relationship to First Trust Portfolios L.P. and/or First Trust Advisors L.P. is VLPI's licensing to First Trust Portfolios L.P. and/or First Trust Advisors L.P. of certain VLPI trademarks and trade names and the Value Line(R) Timeliness(TM) Ranking System (the "System"), which is composed by VLPI without regard to First Trust Portfolios L.P. or First Trust Advisors L.P., this Product or any investor. VLPI has no obligation to take the needs of First Trust Portfolios L.P. and/or First Trust Advisors L.P. or any investor in the Product into consideration in composing the System. The Product results may differ from the hypothetical or published results of the Value Line(R) Timeliness(TM) Ranking System. VLPI is not responsible for and has not participated in the determination of the prices and composition of the Product or the timing of the issuance for sale of the Product or in the calculation of the equations by which the Product is to be converted into cash.

VLPI MAKES NO WARRANTY CONCERNING THE SYSTEM, EXPRESS OR IMPLIED, INCLUDING BUT NOT LIMITED TO, ANY IMPLIED WARRANTIES OF MERCHANTABILITY OR FITNESS FOR A PARTICULAR PURPOSE OR ANY IMPLIED WARRANTIES ARISING FROM USAGE OF TRADE, COURSE OF DEALING OR COURSE OF PERFORMANCE, AND VLPI MAKES NO WARRANTY AS TO THE POTENTIAL PROFITS OR ANY OTHER BENEFITS THAT MAY BE ACHIEVED BY USING THE SYSTEM OR ANY INFORMATION OR MATERIALS GENERATED THEREFROM. VLPI DOES NOT WARRANT THAT THE SYSTEM WILL MEET ANY REQUIREMENTS OR THAT IT WILL BE ACCURATE OR ERROR-FREE. VLPI ALSO DOES NOT GUARANTEE ANY USES, INFORMATION, DATA OR OTHER RESULTS GENERATED FROM THE SYSTEM. VLPI HAS NO OBLIGATION OR LIABILITY (I) IN CONNECTION WITH THE ADMINISTRATION, MARKETING OR TRADING OF THE PRODUCT; OR (II) FOR ANY LOSS, DAMAGE, COST OR EXPENSE SUFFERED OR INCURRED BY ANY INVESTOR OR OTHER PERSON OR ENTITY IN CONNECTION WITH THIS PRODUCT, AND IN NO EVENT SHALL VLPI BE LIABLE FOR ANY LOST PROFITS OR OTHER CONSEQUENTIAL, SPECIAL, PUNITIVE, INCIDENTAL, INDIRECT OR EXEMPLARY DAMAGES IN CONNECTION WITH THE PRODUCT.

New York Stock Exchange

"NYSE(R)" is a registered service mark of, and "NYSE International 100 Index(SM)" is a service mark of, New York Stock Exchange, Inc. ("NYSE"). NYSE has no relationship to First Trust Portfolios L.P. other than the licensing of the "NYSE International 100 Index(SM)" and the service marks referenced above for use in connection with the NYSE(R) International Target 25 Portfolio and the Target Triad Portfolio.

NYSE does not: sponsor, endorse, sell or promote the NYSE(R) International Target 25 Portfolio or the Target Triad Portfolio; recommend that any person invest in the NYSE(R) International Target 25 Portfolio or the Target Triad Portfolio or any other securities; have any responsibility or liability for or make any decision about the timing, amount or pricing of the NYSE(R) International Target 25 Portfolio or the Target Triad Portfolio; have any responsibility or liability for the administration, management or marketing of the NYSE(R) International Target 25 Portfolio or the Target Triad Portfolio; consider the needs of the NYSE(R) International Target 25 Portfolio or the Target Triad Portfolio or the owners of the NYSE(R) International Target 25 Portfolio or the Target Triad Portfolio in determining, composing or calculating the NYSE International 100 Index(SM) or have any obligation to do so.

NYSE will not have any liability in connection with the NYSE(R) International Target 25 Portfolio or the Target Triad Portfolio. Specifically, NYSE does not make any warranty, express or implied, and NYSE disclaims any warranty about: the results to be obtained by the NYSE(R) International Target 25 Portfolio or the Target Triad
Portfolio, the owner of the NYSE(R) International Target 25 Portfolio or the Target Triad Portfolio, or any other relevant person in connection with the use of the Index and the data included in the Index; the accuracy or completeness of the Index and its data; the merchantability or fitness for a particular purpose or use of the Index and its data. NYSE will have no liability for any errors, omissions or interruptions in the Index or its data. Under no circumstances will NYSE be liable for any lost profits or indirect, punitive, special or consequential damages or losses, even if NYSE knows that they might occur. The licensing agreement between First Trust Portfolios L.P. and NYSE is solely for their benefit and not for the benefit of the owners of the NYSE(R) International Target 25 Portfolio or the Target Triad Portfolio or any other third parties.

Risk Factors

Securities. An investment in Units should be made with an understanding of the risks which an investment in common stocks entails, including the risk that the financial condition of the issuers of the Securities or the general condition of the relevant stock market may worsen, and the value of the Securities and therefore the value of the Units may decline. Common stocks are especially susceptible to general stock market movements and to volatile increases and decreases of value, as market confidence in and perceptions of the issuers change. These perceptions are based on unpredictable factors, including expectations regarding government, economic, monetary and fiscal policies, inflation and interest rates, economic expansion or contraction, and global or regional political, economic or banking crises. Both U.S. and foreign markets have experienced substantial volatility and significant declines recently as a result of certain or all of these factors.

Small-Cap Companies. While historically small-cap company stocks have outperformed the stocks of large companies, the former have customarily involved more investment risk as well. Small-cap companies may have limited product lines, markets or financial resources; may lack management depth or experience; and may be more vulnerable to adverse general market or economic developments than large companies. Some of these companies may distribute, sell or produce products which have recently been brought to market and may be dependent on key personnel.

The prices of small company securities are often more volatile than prices associated with large company issues, and can display abrupt or erratic movements at times, due to limited trading volumes and less publicly available information. Also, because small cap companies normally have fewer shares outstanding and these shares trade less frequently than large companies, it may be more difficult for the Trusts which contain these Securities to buy and sell significant amounts of such shares without an unfavorable impact on prevailing market prices.

Dividends. Shareholders of common stocks have rights to receive payments from the issuers of those common stocks that are generally subordinate to those of creditors of, or holders of debt obligations or preferred stocks of, such issuers. Shareholders of common stocks of the type held by the Trusts have a right to receive dividends only when and if, and in the amounts, declared by the issuer's board of directors and have a right to participate in amounts available for distribution by the issuer only after all other claims on the issuer have been paid or provided for. Common stocks do not represent an obligation of the issuer and, therefore, do not offer any assurance of income or provide the same degree of protection of capital as do debt securities. The issuance of additional debt securities or preferred stock will create prior claims for payment of principal, interest and dividends which could adversely affect the ability and inclination of the issuer to declare or pay dividends on its common stock or the rights of holders of common stock with respect to assets of the issuer upon liquidation or bankruptcy. Cumulative preferred stock dividends must be paid before common stock dividends, and any cumulative preferred stock dividend omitted is added to future dividends payable to the holders of cumulative preferred stock. Preferred stockholders are also generally entitled to rights on liquidation which are senior to those of common stockholders.

Foreign Issuers. Since all of the Securities in the NYSE(R) International Target 25 Portfolio and certain of the Securities in certain other Trusts consist of securities of foreign issuers, an investment in these Trusts involves certain investment risks that are different in some respects from an investment in a trust which invests entirely in the securities of domestic issuers. These investment risks include future political or governmental restrictions which might adversely affect the payment or receipt of payment of dividends on the relevant Securities, the possibility that the financial condition of the issuers of the Securities may become impaired or that the general condition of the relevant stock market may worsen (both of which would contribute directly to a decrease in the value of the Securities and thus in the value of the Units), the limited liquidity and relatively small market capitalization of the relevant securities market, expropriation or confiscatory taxation, economic uncertainties and foreign currency devaluations and fluctuations. In addition, for foreign issuers that are not subject to the reporting requirements of the Securities Exchange Act of 1934, there may be less publicly available information than is available from a domestic issuer. Also, foreign issuers are not necessarily subject to uniform accounting, auditing and financial reporting standards, practices and requirements comparable to those applicable to domestic issuers. The securities of many foreign issuers are less liquid and their prices more volatile than securities of comparable domestic issuers. In addition, fixed brokerage commissions and other transaction costs on foreign securities exchanges are generally higher than in the United States and there is generally less government supervision and regulation of exchanges, brokers and issuers in foreign countries than there is in the United States. However, due to the nature of the issuers of the Securities selected for the Trusts, the Sponsor believes that adequate information will be available to allow the Supervisor to provide portfolio surveillance for such Trusts.

Securities issued by non-U.S. issuers generally pay dividends in foreign currencies and are principally traded in foreign currencies. Therefore, there is a risk that the United States dollar value of these securities will vary with fluctuations in the U.S. dollar foreign exchange rates for the various Securities. See "Exchange Rate" below.

On the basis of the best information available to the Sponsor at the present time, none of the Securities in the Trusts are subject to exchange control restrictions under existing law which would materially interfere with payment to such Trusts of dividends due on, or proceeds from the sale of, the Securities. However, there can be no assurance that exchange control regulations might not be adopted in the future which might adversely affect payment to such Trusts. The adoption of exchange control regulations and other legal restrictions could have an adverse impact on the marketability of international securities in the Trusts and on the ability of such Trusts to satisfy their obligation to redeem Units tendered to the Trustee for redemption. In addition, restrictions on the settlement of transactions on either the purchase or sale side, or both, could cause delays or increase the costs associated with the purchase and sale of the foreign Securities and correspondingly could affect the price of the Units.

Investors should be aware that it may not be possible to buy all Securities at the same time because of the unavailability of any Security, and restrictions applicable to a Trust relating to the purchase of a Security by reason of the federal securities laws or otherwise.

Foreign securities generally have not been registered under the Securities Act of 1933 and may not be exempt from the registration requirements of such Act. Sales of non-exempt Securities by a Trust in the United States securities markets are subject to severe restrictions and may not be practicable. Accordingly, sales of these Securities by a Trust will generally be effected only in foreign securities markets. Although the Sponsor does not believe that the Trusts will encounter obstacles in disposing of the Securities, investors should realize that the Securities may be traded in foreign countries where the securities markets are not as developed or efficient and may not be as liquid as those in the United States. The value of the Securities will be adversely affected if trading markets for the Securities are limited or absent.

United Kingdom. The emphasis of the United Kingdom's economy is in the private services sector, which includes the wholesale and retail sector, banking, finance, insurance and tourism. Services as a whole account for a majority of the United Kingdom's gross national product and makes a significant contribution to the country's balance of payments. The portfolios of the Trusts may contain common stocks of British companies engaged in such industries as banking, chemicals, building and construction, transportation, telecommunications and insurance. Many of these industries may be subject to government regulation, which may have a materially adverse effect on the performance of their stock. Gross domestic product (GDP) growth slipped in 2001-03 as the global downturn, the high value of the pound, and the bursting of the "new economy" bubble hurt manufacturing and exports. Still, the economy is one of the strongest in Europe with low inflation, interest rates and unemployment. The United Kingdom is a member of the European Union (the "EU") which was created through the formation of the Maastricht Treaty on European Union in late 1993. The Treaty has had the effect of eliminating most remaining trade barriers between the 15 member nations and has made Europe one of the largest common markets in the world. However, the effective implementation of the Treaty provisions is an ongoing process, and the rate at which trade barriers continue to be eliminated is uncertain at this time. Furthermore, the recent rapid political and social change throughout Europe make the extent and nature of future economic development in the United Kingdom and Europe and the impact of such development upon the value of Securities issued by United Kingdom companies impossible to predict.

A majority of the EU members converted their existing sovereign currencies to a common currency (the "euro") on January 1, 1999. The United Kingdom did not participate in this conversion on January 1, 1999 and the Sponsor is unable to predict if or when the United Kingdom will convert to the euro. The relatively good economic performance as of late has complicated the current regime's efforts to make a case for the United Kingdom to join the European Economic and Monetary Union (EMU), although the government has stipulated that a public referendum on adopting the euro will occur only after five economic tests are met. The five tests are concerned with the compatibility of the United Kingdom's business cycles and economic structures with EMU membership, the sufficiency of flexibility to react to potential shocks after accession, the creation of better conditions for firms looking to make long-term investments in the United Kingdom, the maintenance of the United Kingdom's competitive position and, finally, the promotion of higher growth, stability and lasting job creation. Most expect that a referendum will not take place until after the next general election. The Sponsor is unable to predict what impact, if any, adoption of the euro by the United Kingdom will have on any of the Securities issued by United Kingdom companies in the Trusts.

Hong Kong. Hong Kong, established as a British colony in the 1840's, reverted to Chinese sovereignty effective July 1, 1997. On such date, Hong Kong became a Special Administrative Region ("SAR") of China under the "one country, two systems" principle. Hong Kong's new constitution became the Basic Law (promulgated by China in 1990). Prior to July 1, 1997, the Hong Kong government followed a laissez-faire policy toward industry. There were no major import, export or foreign exchange restrictions. Regulation of business was generally minimal with certain exceptions, including regulated entry into certain sectors of the economy and a fixed exchange rate regime by which the Hong Kong dollar has been pegged to the U.S. dollar. Over the two decades leading up to and through 1996, the gross domestic product (GDP) tripled in real terms, equivalent to an average annual growth rate of 6%. However, Hong Kong's recent economic data has not been as encouraging. The economy grew only 0.6% in 2001 because of the world economic downturn, the September 11 events, and sluggish domestic demand. Economic performance improved only gradually in 2002, with real GDP expanding by a mere 2.3%. Hong Kong has been undergoing a painful economic adjustment process in the years following the Asian financial crisis. The economy suffered seriously along with the collapse of an overheated property market in the years following 1997, which resulted in the deflation that has persisted since November 1998, dampening investment and consumption. Unemployment has become a structural issue as a result of corporate streamlining and relocation of industry and services offshore, in particular to Mainland China. Another issue of concern is the escalating fiscal deficit that is estimated to reach 6.2% of GDP for 2003-04, up from 5.5% of GDP in 2002-03, mainly caused by dwindling revenues from land sales and property related income, and rapid expansion in public expenditure, a pressure that the Hong Kong government generally resisted until recent times. The lasting impact of the Asian financial crisis, as well as current international economic instability, is likely to continue to have a negative impact on the Hong Kong economy in the near future.

Although China committed by treaty to preserve for 50 years the economic and social freedoms enjoyed in Hong Kong prior to the reversion, the continuation of the economic system in Hong Kong going forward will be dependent on the Chinese government, and there can be no assurances that the commitment made by China regarding Hong Kong will be maintained. Prior to the reversion, legislation was enacted in Hong Kong designed to extend democratic voting procedures for Hong Kong's legislature. The Basic Law stipulates that, after a review in 2007, elections for Chief Executive and all members of the Legislative Council may be held by universal suffrage, which is the "ultimate aim" set by the Basic Law. However, China's current administration has taken a hard line on such steps that it thinks may lead to the democratization of Hong Kong, calling into question China's commitment to the "one country, two systems" model and to reform in general. Additionally, Hong Kong recently proposed legislation to implement Article 23 of the Basic Law, which stipulates that Hong Kong should enact laws on its own to prohibit any act of treason, secession, sedition or subversion against the central government of China. The draft legislation has since been withdrawn due to local and international concerns, most notably a mass protest rally on July 1st, 2003, organized in an effort to protect Hong Kong's rights and freedoms as guaranteed in the Basic Law and to uphold the "one country, two systems" principle. Any increase in uncertainty as to the future economic and political status of Hong Kong could have a materially adverse effect on the value of the Trust. The Sponsor is unable to predict the level of market liquidity or volatility which may occur as a result of a change in Hong Kong's economic or political status, both of which may negatively impact such Trust and the value of the Units.

The currency crisis which affected a majority of Asian markets in mid-1997 and beyond has forced Hong Kong leaders to address whether to devalue the Hong Kong dollar or maintain its peg to the U.S. dollar. During the volatile markets of 1998, the Hong Kong Monetary Authority (the "HKMA") acquired the common stock of certain Hong Kong issuers listed on the Hong Kong Stock Exchange in an effort to stabilize the Hong Kong dollar and thwart currency speculators. Government intervention may hurt Hong Kong's reputation as a free market and increases concerns that authorities are not willing to let Hong Kong's currency system function autonomously. This may undermine confidence in the Hong Kong dollar's peg to the U.S. dollar. Any downturn in economic growth or increase in the rate of inflation in China or Hong Kong could have a materially adverse effect on the value of the Trust.

Securities prices on the Hong Kong Stock Exchange, and specifically the Hang Seng Index, can be highly volatile and are sensitive to developments in Hong Kong and China, as well as other world markets. For example, the Hang Seng Index declined by approximately 31% in October, 1997 as a result of speculation that the Hong Kong dollar would become the next victim of the Asian currency crisis, and in 1989, the Hang Seng Index dropped 1,216 points (approximately 58%) in early June following the events at Tiananmen Square. During 1994, the Hang Seng Index lost approximately 31% of its value. From January through August of 1998, during a period marked by international economic instability and a global currency crisis, the Hang Seng Index declined by nearly 27%. Most recently, due to the outbreak of the Severe Acute Respiratory Syndrome
(SARS) during March to May of 2003, the Hang Seng Index dipped to its lowest level since 1998. The Hang Seng Index is subject to change, and de-listing of any issues may have an adverse impact on the performance of the Trust, although de-listing would not necessarily result in the disposal of the stock of these companies, nor would it prevent the Trust from purchasing additional de-listed Securities. In recent years, a number of companies have de-listed from the Hang Seng Index. In addition, as a result of Hong Kong's reversion to Chinese sovereignty, an increased number of Chinese companies could become listed on the Hong Kong Stock Exchange, thereby changing the composition of the stock market and, potentially, the composition of the Hang Seng Index.

Exchange Rate. The Global Target 15 Portfolio, the Target 50/50 Portfolio and the Target VIP Conservative Equity Portfolio contain Securities that are principally traded in foreign currencies and as such, involve investment risks that are substantially different from an investment in a fund which invests in securities that are principally traded in United States dollars. The United States dollar value of the portfolio (and hence of the Units) and of the distributions from the portfolio will vary with fluctuations in the United States dollar foreign exchange rates for the relevant currencies. Most foreign currencies have fluctuated widely in value against the United States dollar for many reasons, including supply and demand of the respective currency, the rate of inflation in the respective economies compared to the United States, the impact of interest rate differentials between different currencies on the movement of foreign currency rates, the balance of imports and exports goods and services, the soundness of the world economy and the strength of the respective economy as compared to the economies of the United States and other countries.

The post-World War II international monetary system was, until 1973, dominated by the Bretton Woods Treaty which established a system of fixed exchange rates and the convertibility of the United States dollar into gold through foreign central banks. Starting in 1971, growing volatility in the foreign exchange markets caused the United States to abandon gold convertibility and to effect a small devaluation of the United States dollar. In 1973, the system of fixed exchange rates between a number of the most important industrial countries of the world, among them the United States and most Western European countries, was completely abandoned. Subsequently, major industrialized countries have adopted "floating" exchange rates, under which daily currency valuations depend on supply and demand in a freely fluctuating international market. Many smaller or developing countries have continued to "peg" their currencies to the United States dollar although there has been some interest in recent years in "pegging" currencies to "baskets" of other currencies or to a Special Drawing Right administered by the International Monetary Fund. In Europe, the euro has been developed. Currencies are generally traded by leading international commercial banks and institutional investors (including corporate treasurers, money managers, pension funds and insurance companies). From time to time, central banks in a number of countries also are major buyers and sellers of foreign currencies, mostly for the purpose of preventing or reducing substantial exchange rate fluctuations.

Exchange rate fluctuations are partly dependent on a number of economic factors including economic conditions within countries, the impact of actual and proposed government policies on the value of currencies, interest rate differentials between the currencies and the balance of imports and exports of goods and services and transfers of income and capital from one country to another. These economic factors are influenced primarily by a particular country's monetary and fiscal policies (although the perceived political situation in a particular country may have an influence as well-particularly with respect to transfers of capital). Investor psychology may also be an important determinant of currency fluctuations in the short run. Moreover, institutional investors trying to anticipate the future relative strength or weakness of a particular currency may sometimes exercise considerable speculative influence on currency exchange rates by purchasing or selling large amounts of the same currency or currencies. However, over the long term, the currency of a country with a low rate of inflation and a favorable balance of trade should increase in value relative to the currency of a country with a high rate of inflation and deficits in the balance of trade.

The following tables set forth, for the periods indicated, the range of fluctuation concerning the equivalent U.S. dollar rates of exchange and end-of-month equivalent U.S. dollar rates of exchange for the United Kingdom pound sterling, the Hong Kong dollar and the euro:

                        Foreign Exchange Rates
             Range of Fluctuations in Foreign Currencies

                 United Kingdom
Annual           Pound Sterling/             Hong Kong/             Euro/
Period           U.S. Dollar                 U.S. Dollar            U.S. Dollar
______           ______________              ___________            ___________
1983             0.616-0.707                 6.480-8.700
1984             0.670-0.864                 7.774-8.050
1985             0.672-0.951                 7.729-7.990
1986             0.643-0.726                 7.768-7.819
1987             0.530-0.680                 7.751-7.822
1988             0.525-0.601                 7.764-7.912
1989             0.548-0.661                 7.775-7.817
1990             0.504-0.627                 7.740-7.817
1991             0.499-0.624                 7.716-7.803
1992             0.499-0.667                 7.697-7.781
1993             0.630-0.705                 7.722-7.766
1994             0.610-0.684                 7.723-7.750
1995             0.610-0.653                 7.726-7.763
1996             0.583-0.670                 7.732-7.742
1997             0.584-0.633                 7.708-7.751
1998             0.584-0.620                 7.735-7.749
1999             0.597-0.646                 7.746-7.775            0.845-0.999
2000             0.605-0.715                 7.774-7.800            0.968-1.209
2001             0.678-0.707                 7.798-7.800            1.045-1.194
2002             0.621-0.709                 7.799-7.800            0.953-1.164
2003             0.560-0.636                 7.742-7.800            0.794-0.929
2004             0.514-0.568                 7.763-7.800            0.738-0.844
2005             0.518-0.583                 7.752-7.800            0.743-0.857

Source: Bloomberg L.P.

                End of Month Exchange Rates                                      End of Month Exchange Rates
                   for Foreign Currencies                                      for Foreign Currencies (continued)

                   United Kingdom                                                    United Kingdom
                   Pound Sterling/   Hong Kong/   Euro/                              Pound Sterling/  Hong Kong/   Euro/
Monthly Period     U.S. Dollar       U.S.Dollar   U.S. Dollar      Monthly Period    U.S. Dollar      U.S.Dollar   U.S. Dollar
______________     ______________    __________   ___________      ______________    _______________  __________   ___________
1999:                                                              2003:
 January           .608              7.748        .880              January             .607          7.800        .929
 February          .624              7.748        .907              February            .634          7.799        .927
 March             .621              7.750        .929              March               .632          7.799        .916
 April             .621              7.750        .946              April               .626          7.799        .894
 May               .624              7.755        .960              May                 .611          7.799        .849
 June              .634              7.758        .966              June                .605          7.798        .869
 July              .617              7.762        .934              July                .621          7.799        .812
 August            .623              7.765        .947              August              .634          7.799        .910
 September         .607              7.768        .936              September           .602          7.742        .858
 October           .608              7.768        .948              October             .590          7.764        .863
 November          .626              7.767        .991              November            .581          7.765        .834
 December          .618              7.774        .994              December            .560          7.764        .794
2000:                                                              2004:
 January           .619              7.780        1.030             January             .548          7.777        .801
 February          .633              7.783        1.037             February            .535          7.784        .800
 March             .628              7.787        1.047             March               .542          7.792        .812
 April             .645              7.789        1.096             April               .564          7.799        .835
 May               .666              7.792        1.066             May                 .546          7.794        .820
 June              .661              7.796        1.050             June                .549          7.800        .820
 July              .667              7.799        1.079             July                .549          7.800        .832
 August            .691              7.799        1.126             August              .555          7.800        .821
 September         .678              7.796        1.132             September           .552          7.796        .804
 October           .698              7.797        1.178             October             .544          7.784        .781
 November          .702              7.799        1.145             November            .524          7.775        .753
 December          .670              7.800        1.060             December            .521          7.773        .738
2001:                                                              2005:
 January           .683              7.799        1.067             January             .531          7.800        .767
 February          .692              7.800        1.082             February            .521          7.799        .756
 March             .706              7.800        1.140             March               .529          7.799        .771
 April             .699              7.799        1.127             April               .524          7.794        .777
 May               .705              7.800        1.182             May                 .550          7.780        .813
 June              .707              7.800        1.178             June                .558          7.771        .827
 July              .702              7.800        1.141             July                .569          7.774        .825
 August            .688              7.800        1.096             August              .555          7.772        .811
 September         .678              7.800        1.097             September           .567          7.758        .832
 October           .688              7.800        1.110             October             .565          7.752        .834
 November          .702              7.800        1.116             November            .578          7.755        .848
 December          .687              7.798        1.124             December            .580          7.755        .844
2002:                                                              2006:
 January           .709              7.799        1.164             January             .562          7.757        .823
 February          .706              7.799        1.150             February            .570          7.758        .839
 March             .701              7.800        1.147             March               .576          7.760        .825
 April             .686              7.799        1.110             April               .548          7.753        .792
 May               .687              7.800        1.070             May                 .535          7.758        .781
 June              .652              7.799        1.009             June                .541          7.766        .782
 July              .640              7.800        1.023             July                .535          7.771        .783
 August            .645              7.800        1.018             August              .525          7.777        .780
 September         .638              7.800        1.014
 October           .639              7.800        .990
 November          .642              7.799        .994
 December          .621              7.799        .953

Source: Bloomberg L.P.

The Evaluator will estimate current exchange rates for the relevant currencies based on activity in the various currency exchange markets. However, since these markets are volatile and are constantly changing, depending on the activity at any particular time of the large international commercial banks, various central banks, large multi-national corporations, speculators and other buyers and sellers of foreign currencies, and since actual foreign currency transactions may not be instantly reported, the exchange rates estimated by the Evaluator may not be indicative of the amount in United States dollars the Trusts would receive had the Trustee sold any particular currency in the market. The foreign exchange transactions of the Trusts will be conducted by the Trustee with foreign exchange dealers acting as principals on a spot (i.e., cash) buying basis. Although foreign exchange dealers trade on a net basis, they do realize a profit based upon the difference between the price at which they are willing to buy a particular currency (bid price) and the price at which they are willing to sell the currency (offer price).

Litigation

Microsoft Corporation. Microsoft Corporation has been engaged in litigation with the U.S. Department of Justice, 20 states and the District of Columbia. A federal appellate court affirmed a district court finding of liability against Microsoft for violation of the Sherman Antitrust Act and various state antitrust laws. One state withdrew from the litigation prior to the issuance of liability findings. Another settled its claims in July 2001. The claims of several other states were litigated through liability and have been conditionally settled as to the issue of remedy. On November 1, 2002, a federal district judge approved a settlement between Microsoft, the U.S. Department of Justice and the remaining nine other states and the District of Columbia. The settlement includes various provisions addressing licensing and pricing, middleware programs, retaliation against original equipment manufacturers, release of information and creation of a compliance committee. Microsoft is subject to the terms of the settlement for five years with the possibility of a one-time extension of up to two years.

Federal and state authorities continue to review the legality of Microsoft's licensing practices and potential abuses of its monopoly power. In addition, the European Union is also investigating allegations of Microsoft antitrust violations which may result in additional litigation. It is impossible to predict what impact any future litigation or settlement will have on Microsoft or the value of its stock.

Concentrations


Consumer Products. An investment in the S&P Target SMid 60 Portfolio should be made with an understanding of the problems and risks inherent in an investment in the consumer products sector in general. These include the cyclicality of revenues and earnings, changing consumer demands, regulatory restrictions, product liability litigation and other litigation resulting from accidents, extensive competition (including that of low-cost foreign competition), unfunded pension fund liabilities and employee and retiree benefit costs and financial deterioration resulting from leveraged buy-outs, takeovers or acquisitions. In general, expenditures on consumer products will be affected by the economic health of consumers. A weak economy with its consequent effect on consumer spending would have an adverse effect on consumer products companies. Other factors of particular relevance to the profitability of the sector are the effects of increasing environmental regulation on packaging and on waste disposal, the continuing need to conform with foreign regulations governing packaging and the environment, the outcome of trade negotiations and the effect on foreign subsidies and tariffs, foreign exchange rates, the price of oil and its effect on energy costs, inventory cutbacks by retailers, transportation and distribution costs, health concerns relating to the consumption of certain products, the effect of demographics on consumer demand, the availability and cost of raw materials and the ongoing need to develop new products and to improve productivity.


Financial Services. An investment in Units of the Target 50/50 Portfolio should be made with an understanding of the problems and risks inherent in the bank and financial services sector in general. Banks, thrifts and their holding companies are especially subject to the adverse effects of economic recession, volatile interest rates, portfolio concentrations in geographic markets and in commercial and residential real estate loans, and competition from new entrants in their fields of business. Banks and thrifts are highly dependent on net interest margin. Recently, bank profits have come under pressure as net interest margins have contracted, but volume gains have been strong in both commercial and consumer products. There is no certainty that such conditions will continue. Bank and thrift institutions had received significant consumer mortgage fee income as a result of activity in mortgage and refinance markets. As initial home purchasing and refinancing activity subsided, this income diminished. Economic conditions in the real estate markets, which have been weak in the past, can have a substantial effect upon banks and thrifts because they generally have a portion of their assets invested in loans secured by real estate. Banks, thrifts and their holding companies are subject to extensive federal regulation and, when such institutions are state-chartered, to state regulation as well. Such regulations impose strict capital requirements and limitations on the nature and extent of business activities that banks and thrifts may pursue. Furthermore, bank regulators have a wide range of discretion in connection with their supervisory and enforcement authority and may substantially restrict the permissible activities of a particular institution if deemed to pose significant risks to the soundness of such institution or the safety of the federal deposit insurance fund. Regulatory actions, such as increases in the minimum capital requirements applicable to banks and thrifts and increases in deposit insurance premiums required to be paid by banks and thrifts to the Federal Deposit Insurance Corporation ("FDIC"), can negatively impact earnings and the ability of a company to pay dividends. Neither federal insurance of deposits nor governmental regulations, however, insures the solvency or profitability of banks or their holding companies, or insures against any risk of investment in the securities issued by such institutions.

The statutory requirements applicable to and regulatory supervision of banks, thrifts and their holding companies have increased significantly and have undergone substantial change in recent years. To a great extent, these changes are embodied in the Financial Institutions Reform, Recovery and Enforcement Act; enacted in August 1989, the Federal Deposit Insurance Corporation Improvement Act of 1991, the Resolution Trust Corporation Refinancing, Restructuring, and Improvement Act of 1991 and the regulations promulgated under these laws. Many of the regulations promulgated pursuant to these laws have only recently been finalized and their impact on the business, financial condition and prospects of the Securities in a Trust's portfolio cannot be predicted with certainty. The Gramm-Leach-Bliley Act repealed most of the barriers set up by the 1933 Glass-Steagall Act which separated the banking, insurance and securities sectors. Now banks, insurance companies and securities firms can merge to form one-stop financial conglomerates marketing a wide range of financial service products to investors. This legislation will likely result in increased merger activity and heightened competition among existing and new participants in the field. Efforts to expand the ability of federal thrifts to branch on an interstate basis have been initially successful through promulgation of regulations, and legislation to liberalize interstate banking has recently been signed into law. Under the legislation, banks will be able to purchase or establish subsidiary banks in any state, one year after the legislation's enactment. Since mid-1997, banks have been allowed to turn existing banks into branches. Consolidation is likely to continue. The Securities and Exchange Commission and the Financial Accounting Standards Board require the expanded use of market value accounting by banks and have imposed rules requiring market accounting for investment securities held in trading accounts or available for sale. Adoption of additional such rules may result in increased volatility in the reported health of the sector, and mandated regulatory intervention to correct such problems. Additional legislative and regulatory changes may be forthcoming. For example, the bank regulatory authorities have proposed substantial changes to the Community Reinvestment Act and fair lending laws, rules and regulations, and there can be no certainty as to the effect, if any, that such changes would have on the Securities in a Trust's portfolio. In addition, from time to time the deposit insurance system is reviewed by Congress and federal regulators, and proposed reforms of that system could, among other things, further restrict the ways in which deposited moneys can be used by banks or reduce the dollar amount or number of deposits insured for any depositor. Such reforms could reduce profitability as investment opportunities available to bank institutions become more limited and as consumers look for savings vehicles other than bank deposits. Banks and thrifts face significant competition from other financial institutions such as mutual funds, credit unions, mortgage banking companies and insurance companies, and increased competition may result from legislative broadening of regional and national interstate banking powers as has been recently enacted. Among other benefits, the legislation allows banks and bank holding companies to acquire across previously prohibited state lines and to consolidate their various bank subsidiaries into one unit. The Sponsor makes no prediction as to what, if any, manner of bank and thrift regulatory actions might ultimately be adopted or what ultimate effect such actions might have on a Trust's portfolio.

The Federal Bank Holding Company Act of 1956 generally prohibits a bank holding company from (1) acquiring, directly or indirectly, more than 5% of the outstanding shares of any class of voting securities of a bank or bank holding company, (2) acquiring control of a bank or another bank holding company, (3) acquiring all or substantially all the assets of a bank, or (4) merging or consolidating with another bank holding company, without first obtaining Federal Reserve Board ("FRB") approval. In considering an application with respect to any such transaction, the FRB is required to consider a variety of factors, including the potential anti-competitive effects of the transaction, the financial condition and future prospects of the combining and resulting institutions, the managerial resources of the resulting institution, the convenience and needs of the communities the combined organization would serve, the record of performance of each combining organization under the Community Reinvestment Act and the Equal Credit Opportunity Act, and the

Page 1

prospective availability to the FRB of information appropriate to determine ongoing regulatory compliance with applicable banking laws. In addition, the federal Change In Bank Control Act and various state laws impose limitations on the ability of one or more individuals or other entities to acquire control of banks or bank holding companies.

The FRB has issued a policy statement on the payment of cash dividends by bank holding companies. In the policy statement, the FRB expressed its view that a bank holding company experiencing earnings weaknesses should not pay cash dividends which exceed its net income or which could only be funded in ways that would weaken its financial health, such as by borrowing. The FRB also may impose limitations on the payment of dividends as a condition to its approval of certain applications, including applications for approval of mergers and acquisitions. The Sponsor makes no prediction as to the effect, if any, such laws will have on the Securities or whether such approvals, if necessary, will be obtained.

Companies involved in the insurance sector are engaged in underwriting, reinsuring, selling, distributing or placing of property and casualty, life or health insurance. Other growth areas within the insurance sector include brokerage, reciprocals, claims processors and multiline insurance companies. Insurance company profits are affected by interest rate levels, general economic conditions, and price and marketing competition. Property and casualty insurance profits may also be affected by weather catastrophes and other disasters. Life and health insurance profits may be affected by mortality and morbidity rates. Individual companies may be exposed to material risks including reserve inadequacy and the inability to collect from reinsurance carriers. Insurance companies are subject to extensive governmental regulation, including the imposition of maximum rate levels, which may not be adequate for some lines of business. Proposed or potential tax law changes may also adversely affect insurance companies' policy sales, tax obligations, and profitability. In addition to the foregoing, profit margins of these companies continue to shrink due to the commoditization of traditional businesses, new competitors, capital expenditures on new technology and the pressures to compete globally.

In addition to the normal risks of business, companies involved in the insurance sector are subject to significant risk factors, including those applicable to regulated insurance companies, such as: (i) the inherent uncertainty in the process of establishing property-liability loss reserves, particularly reserves for the cost of environmental, asbestos and mass tort claims, and the fact that ultimate losses could materially exceed established loss reserves which could have a material adverse effect on results of operations and financial condition; (ii) the fact that insurance companies have experienced, and can be expected in the future to experience, catastrophe losses which could have a material adverse impact on their financial condition, results of operations and cash flow; (iii) the inherent uncertainty in the process of establishing property-liability loss reserves due to changes in loss payment patterns caused by new claims settlement practices; (iv) the need for insurance companies and their subsidiaries to maintain appropriate levels of statutory capital and surplus, particularly in light of continuing scrutiny by rating organizations and state insurance regulatory authorities, and in order to maintain acceptable financial strength or claims-paying ability rating; (v) the extensive regulation and supervision to which insurance companies' subsidiaries are subject, various regulatory initiatives that may affect insurance companies, and regulatory and other legal actions; (vi) the adverse impact that increases in interest rates could have on the value of an insurance company's investment portfolio and on the attractiveness of certain of its products; (vii) the need to adjust the effective duration of the assets and liabilities of life insurance operations in order to meet the anticipated cash flow requirements of its policyholder obligations; and
(viii) the uncertainty involved in estimating the availability of reinsurance and the collectibility of reinsurance recoverables.

The state insurance regulatory framework has, during recent years, come under increased federal scrutiny, and certain state legislatures have considered or enacted laws that alter and, in many cases, increase state authority to regulate insurance companies and insurance holding company systems. Further, the National Association of Insurance Commissioners ("NAIC") and state insurance regulators are re-examining existing laws and regulations, specifically focusing on insurance companies, interpretations of existing laws and the development of new laws. In addition, Congress and certain federal agencies have investigated the condition of the insurance sector in the United States to determine whether to promulgate additional federal regulation. The Sponsor is unable to predict whether any state or federal legislation will be enacted to change the nature or scope of regulation of the insurance sector, or what effect, if any, such legislation would have on the sector.

All insurance companies are subject to state laws and regulations that require diversification of their investment portfolios and limit the amount of investments in certain investment categories. Failure to comply with these laws and regulations would cause non-conforming investments to be treated as non-admitted assets for purposes of measuring statutory surplus and, in some instances, would require divestiture.

Environmental pollution clean-up is the subject of both federal and state regulation. By some estimates, there are thousands of potential waste sites subject to clean up. The insurance sector is involved in extensive litigation regarding coverage issues. The Comprehensive Environmental Response Compensation and Liability Act of 1980 ("Superfund") and comparable state statutes ("mini-Superfund") govern the clean-up and restoration by "Potentially Responsible Parties" ("PRP's"). Superfund and the mini-Superfunds ("Environmental Clean-up Laws or "ECLs") establish a mechanism to pay for clean-up of waste sites if PRP's fail to do so, and to assign liability to PRP's. The extent of liability to be allocated to a PRP is dependent on a variety of factors. The extent of clean-up necessary and the assignment of liability has not been fully established. The insurance sector is disputing many such claims. Key coverage issues include whether Superfund response costs are considered damages under the policies, when and how coverage is triggered, applicability of pollution exclusions, the potential for joint and several liability and definition of an occurrence. Similar coverage issues exist for clean up and waste sites not covered under Superfund. To date, courts have been inconsistent in their rulings on these issues. An insurer's exposure to liability with regard to its insureds which have been, or may be, named as PRPs is uncertain. Superfund reform proposals have been introduced in Congress, but none have been enacted. There can be no assurance that any Superfund reform legislation will be enacted or that any such legislation will provide for a fair, effective and cost-efficient system for settlement of Superfund related claims.

While current federal income tax law permits the tax-deferred accumulation of earnings on the premiums paid by an annuity owner and holders of certain savings-oriented life insurance products, no assurance can be given that future tax law will continue to allow such tax deferrals. If such deferrals were not allowed, consumer demand for the affected products would be substantially reduced. In addition, proposals to lower the federal income tax rates through a form of flat tax or otherwise could have, if enacted, a negative impact on the demand for such products.

Companies engaged in investment banking/brokerage and investment management include brokerage firms, broker/dealers, investment banks, finance companies and mutual fund companies. Earnings and share prices of companies in this sector are quite volatile, and often exceed the volatility levels of the market as a whole. Recently, ongoing consolidation in the sector and the strong stock market has benefited stocks which investors believe will benefit from greater investor and issuer activity. Major determinants of future earnings of these companies are the direction of the stock market, investor confidence, equity transaction volume, the level and direction of long-term and short-term interest rates, and the outlook for emerging markets. Negative trends in any of these earnings determinants could have a serious adverse effect on the financial stability, as well as the stock prices, of these companies. Furthermore, there can be no assurance that the issuers of the Securities included in the Trust will be able to respond in a timely manner to compete in the rapidly developing marketplace. In addition to the foregoing, profit margins of these companies continue to shrink due to the commoditization of traditional businesses, new competitors, capital expenditures on new technology and the pressures to compete globally.

Industrials. The Global Target 15 Portfolio is considered to be concentrated in common stocks of industrial companies. The profitability of industrial companies will be affected by various factors including the general state of the economy, intense competition, domestic and international politics, excess capacity and spending trends.

The Internet may also influence the industrial market. Customers' desire for better pricing and convenience, as well as manufacturers' desire to boost profitability by finding new avenues of sales growth and productivity gains, may drive many industrial manufacturers to invest heavily in Internet hardware and software. Because the Internet allows manufacturers to take orders directly from customers, thus eliminating the middlemen from both supply chains and distributors, industrial makers may no longer need traditional third-party outfits to distribute their products. In addition, the Internet may also allow industrial manufacturers to cut inventory levels, by enabling customers to tailor their orders to their specific needs.

Industrial companies may also be affected by factors more specific to their individual industries. Industrial machinery manufacturers may be subject to declines in consumer demand and the need for modernization. Agricultural equipment businesses may be influenced by fluctuations in farm income, farm commodity prices, government subsidies and weather conditions. The number of housing starts, levels of public and non-residential construction including weakening demand for new office and retail space, and overall construction spending may adversely affect construction equipment manufacturers, while overproduction, consolidation and weakening global economies may lead to deteriorating sales for truck makers.

Information Technology. An investment in Units of The Nasdaq(R) Target 15 Portfolio and the Target Small-Cap Portfolio should be made with an understanding of the problems and risks inherent in the technology sector. Technology companies generally include companies involved in the development, design, manufacture and sale of computers and peripherals, software and services, data networking/communications equipment, internet access/information providers, semiconductors and semiconductor equipment and other related products, systems and services. The market for these products, especially those specifically related to the Internet, is characterized by rapidly changing technology, rapid product obsolescence, cyclical market patterns, evolving industry standards and frequent new product introductions. The success of the issuers of the Securities depends in substantial part on the timely and successful introduction of new products. An unexpected change in one or more of the technologies affecting an issuer's products or in the market for products based on a particular technology could have a material adverse effect on an issuer's operating results. Furthermore, there can be no assurance that the issuers of the Securities will be able to respond in a timely manner to compete in the rapidly developing marketplace.

Based on trading history of common stock, factors such as announcements of new products or development of new technologies and general conditions of the industry have caused and are likely to cause the market price of high-technology common stocks to fluctuate substantially. In addition, technology company stocks have experienced extreme price and volume fluctuations that often have been unrelated to the operating performance of such companies. This market volatility may adversely affect the market price of the Securities and therefore the ability of a Unit holder to redeem Units at a price equal to or greater than the original price paid for such Units.

Some key components of certain products of technology issuers are currently available only from single sources. There can be no assurance that in the future suppliers will be able to meet the demand for components in a timely and cost effective manner. Accordingly, an issuer's operating results and customer relationships could be adversely affected by either an increase in price for, or an interruption or reduction in supply of, any key components. Additionally, many technology issuers are characterized by a highly concentrated customer base consisting of a limited number of large customers who may require product vendors to comply with rigorous industry standards. Any failure to comply with such standards may result in a significant loss or reduction of sales. Because many products and technologies of technology companies are incorporated into other related products, such companies are often highly dependent on the performance of the personal computer, electronics and telecommunications industries. There can be no assurance that these customers will place additional orders, or that an issuer of Securities will obtain orders of similar magnitude as past orders from other customers. Similarly, the success of certain technology companies is tied to a relatively small concentration of products or technologies. Accordingly, a decline in demand of such products, technologies or from such customers could have a material adverse impact on issuers of the Securities.

Many technology companies rely on a combination of patents, copyrights, trademarks and trade secret laws to establish and protect their proprietary rights in their products and technologies. There can be no assurance that the steps taken by the issuers of the Securities to protect their proprietary rights will be adequate to prevent misappropriation of their technology or that competitors will not independently develop technologies that are substantially equivalent or superior to such issuers' technology. In addition, due to the increasing public use of the Internet, it is possible that other laws and regulations may be adopted to address issues such as privacy, pricing, characteristics, and quality of Internet products and services. The adoption of any such laws could have a material adverse impact on the Securities in the Trust.

Like many areas of technology, the semiconductor business environment is highly competitive, notoriously cyclical and subject to rapid and often unanticipated change. Recent industry downturns have resulted, in part, from weak pricing, persistent overcapacity, slowdown in Asian demand and a shift in retail personal computer sales toward the low end, or "sub- $1,000" segment. Industry growth is dependent upon several factors, including: the rate of global economic expansion; demand for products such as personal computers and networking and communications equipment; excess productive capacity and the resultant effect on pricing; and the rate of growth in the market for low-priced personal computers.

Telecommunications. An investment in Units of The Dow(sm) Target 5 Portfolio, the Global Target 15 Portfolio and NYSE(R) International Target 25 Portfolio should be made with an understanding of the problems and risks inherent in the telecommunications sector in general. The market for high-technology communications products and services is characterized by rapidly changing technology, rapid product obsolescence, cyclical market patterns, evolving industry standards and frequent new product introductions. The success of the issuers of the Securities depends in substantial part on the timely and successful introduction of new products and services. An unexpected change in one or more of the technologies affecting an issuer's products or in the market for products based on a particular technology could have a material adverse affect on an issuer's operating results. Furthermore, there can be no assurance that the issuers of the Securities will be able to respond in a timely manner to compete in the rapidly developing marketplace.

The telecommunications industry is subject to governmental regulation. However, as market forces develop, the government will continue to deregulate the communications industry, promoting vigorous economic competition and resulting in the rapid development of new communications technologies. The products and services of communications companies may be subject to rapid obsolescence. These factors could affect the value of the Trusts' Units. For example, while telephone companies in the United States are subject to both state and federal regulations affecting permitted rates of returns and the kinds of services that may be offered, the prohibition against phone companies delivering video services has been lifted. This creates competition between phone companies and cable operators and encourages phone companies to modernize their communications infrastructure. Certain types of companies represented in the Trust's portfolio are engaged in fierce competition for a share of the market for their products. As a result, competitive pressures are intense and the stocks are subject to rapid price volatility.

Many communications companies rely on a combination of patents, copyrights, trademarks and trade secret laws to establish and protect their proprietary rights in their products and technologies. There can be no assurance that the steps taken by the issuers of the Securities to protect their proprietary rights will be adequate to prevent misappropriation of their technology or that competitors will not independently develop technologies that are substantially equivalent or superior to such issuers' technology.

Companies involved in the telecommunications sector are currently in the midst of an industry-wide slowdown. Inability to secure additional customers, decreases in sales of network infrastructure, decreases in purchases from existing customers, overcapacity and oversupply in the industry, saturation of several key markets and weak subscriber growth have all contributed to the current industry weakness. Local phone markets have been pressured by a weak economy and by a shift to wireless phones and the Internet. In addition, sales of luxury items like second phone lines and high-speed Internet access have slowed, while pricing pressure and competition have intensified. To meet increasing competition, companies may have to commit substantial capital, particularly in the formulation of new products and services using new technology. As a result, many companies have been compelled to cut costs by reducing their workforce, outsourcing, consolidating and/or closing existing facilities and divesting low selling product lines.

Several recent high profile bankruptcies have called attention to the potentially unstable financial condition of communications companies. These bankruptcies have resulted at least in part from declines in revenues, increases in company debt and difficulties obtaining necessary capital. Certain companies involved in the industry have also faced scrutiny for overstating financial reports and the subsequent turnover of high ranking company officials.


Securities

The following information describes the common stocks selected through the application of each of the Strategies which comprise the various Trusts described in the prospectus.

                   The Dow(sm) DART 5 Strategy Stocks


Exxon Mobil Corporation, headquartered in Irving, Texas, explores for, produces, transports and sells crude oil and natural gas petroleum products. The company also explores for and mines coal and other minerals properties; makes and sells petrochemicals; and owns interests in electrical power generation facilities.

Hewlett-Packard Company, headquartered in Palo Alto, California, designs, makes and services equipment and systems for measurement, computation and communications including computer systems, personal computers, printers, calculators, electronic test equipment, medical electronic equipment, electronic components and instrumentation for chemical analysis.

Honeywell International Inc., headquartered in Morristown, New Jersey, makes products for the textiles, construction, plastics, electronics, automotive, chemicals, housing, telecommunications, utilities, packaging, military and commercial aviation industries, and for the space program.

International Business Machines Corporation, headquartered in Armonk,
New York, provides customer solutions through the use of advanced information technologies. The company offers a variety of solutions that include services, software, systems, products, financing and technologies.

Microsoft Corporation, headquartered in Redmond, Washington, develops, manufactures, licenses and supports a range of software products, including scalable operating systems, server applications, worker productivity applications and software development tools. The company also develops the MSN network of Internet products and services.


                   The Dow(sm) DART 10 Strategy Stocks


Citigroup Inc., headquartered in New York, New York, operates the largest financial services company in the United States. The company offers consumer, investment and private banking, life insurance, property and casualty insurance and consumer finance products.

E.I. du Pont de Nemours and Company, headquartered in Wilmington, Delaware, is a global science and technology company with operations in high-performance materials, specialty chemicals, pharmaceuticals and biotechnology.

Exxon Mobil Corporation, headquartered in Irving, Texas, explores for, produces, transports and sells crude oil and natural gas petroleum products. The company also explores for and mines coal and other minerals properties; makes and sells petrochemicals; and owns interests in electrical power generation facilities.

General Electric Company, headquartered in Fairfield, Connecticut, makes major appliances, industrial and power systems, aircraft engines, engineered plastics, silicones, superabrasives, laminates and technical products. The company owns the National Broadcasting Company (NBC), which furnishes TV network services, produces programs and operates VHF and UHF TV stations, and also offers a variety of financial services through General Electric Capital Services, Inc.

Hewlett-Packard Company, headquartered in Palo Alto, California, designs, makes and services equipment and systems for measurement, computation and communications including computer systems, personal computers, printers, calculators, electronic test equipment, medical electronic equipment, electronic components and instrumentation for chemical analysis.

The Home Depot, Inc., headquartered in Atlanta, Georgia, operates do-it-yourself warehouse stores in the United States, Canada and Chile. These stores sell a wide assortment of building material, home improvement, and lawn and garden products. The company also operates EXPO Design Centers in several states which offer interior design and renovation products.

Honeywell International Inc., headquartered in Morristown, New Jersey, makes products for the textiles, construction, plastics, electronics, automotive, chemicals, housing, telecommunications, utilities, packaging, military and commercial aviation industries, and for the space program.

Intel Corporation, headquartered in Santa Clara, California, designs, develops, makes and markets advanced microcomputer components and related products at various levels of integration. Principal components consist of silicon-based semiconductors etched with complex patterns of transistors.

International Business Machines Corporation, headquartered in Armonk,
New York, provides customer solutions through the use of advanced information technologies. The company offers a variety of solutions that include services, software, systems, products, financing and technologies.

Microsoft Corporation, headquartered in Redmond, Washington, develops, manufactures, licenses and supports a range of software products, including scalable operating systems, server applications, worker productivity applications and software development tools. The company also develops the MSN network of Internet products and services.


                  The Dow(sm) Target 5 Strategy Stocks


AT&T Inc., headquartered in San Antonio, Texas, is the largest telecommunications holding company in the United States. AT&T companies are recognized as leading worldwide providers of IP-based communications services to business and as leading U.S. providers of high-speed DSL Internet, local and long-distance voice, and directory publishing and advertising services. The company also holds a 60 percent ownership interest in Cingular Wireless, the leading U.S. wireless services provider.

General Electric Company, headquartered in Fairfield, Connecticut, makes major appliances, industrial and power systems, aircraft engines, engineered plastics, silicones, superabrasives, laminates and technical products. The company owns the National Broadcasting Company (NBC), which furnishes TV network services, produces programs and operates VHF and UHF TV stations, and also offers a variety of financial services through General Electric Capital Services, Inc.

General Motors Corporation, headquartered in Detroit, Michigan, manufactures and sells cars and trucks worldwide under trademarks including "Chevrolet," "Pontiac," "Buick," "Saturn," "Cadillac" and "GMC Trucks."

Pfizer Inc., headquartered in New York, New York, produces and distributes anti-infectives, anti-inflammatory agents, cardiovascular agents, antifungal drugs, central nervous system agents, orthopedic implants, food science products, animal health products, toiletries, baby care products, dental rinse and other proprietary health items.

Verizon Communications Inc., headquartered in New York, New York, provides wireline voice and data services, wireless services, Internet service and published directory information. The company also provides network services for the federal government including business phone lines, data services, telecommunications equipment and pay phones. The company operates worldwide.


               The Dow(sm) Target Dividend Strategy Stocks


Associated Banc-Corp, headquartered in Green Bay, Wisconsin, is a bank holding company whose subsidiaries provide services through locations in Wisconsin, Illinois and Minnesota.

AT&T Inc., headquartered in San Antonio, Texas, is the largest telecommunications holding company in the United States. AT&T companies are recognized as leading worldwide providers of IP-based communications services to business and as leading U.S. providers of high-speed DSL Internet, local and long-distance voice, and directory publishing and advertising services. The company also holds a 60 percent ownership interest in Cingular Wireless, the leading U.S. wireless services provider.

Cincinnati Financial Corporation, headquartered in Fairfield, Ohio, through its subsidiaries, offers property and casualty and life insurance. The company markets a variety of insurance products, provides leasing and financing, and provides investment management services to institutions, corporations, and individuals.

DTE Energy Company, headquartered in Detroit, Michigan, is an exempt holding company for The Detroit Edison Company, a public utility engaged in the generation, purchase, transmission, distribution and sale of electric energy in southeastern Michigan.

Energy East Corporation, headquartered in Albany, New York, is a regional energy services and delivery company, providing electricity, liquid petroleum gas, and natural gas products and services. The company serves customers in the northeastern United States.

FirstEnergy Corp., headquartered in Akron, Ohio, is a holding company whose subsidiaries, Ohio Edison, The Illuminating Company, Pennsylvania Power and Toledo Edison, provide electric utility service to customers in Ohio and Pennsylvania.

JPMorgan Chase & Co., headquartered in New York, New York, conducts business in two broad spheres of activity: global financial services under the "JPMorgan" name, and commercial retail banking under the "Chase" name.

Lincoln National Corporation, headquartered in Philadelphia,
Pennsylvania, is a holding company that, through subsidiary companies, operates multiple insurance and investment management businesses.

The Lubrizol Corporation, headquartered in Wickliffe, Ohio, is a global fluid technology company that develops, produces and sells high-performance chemicals, systems and services for industry and transportation.

Lyondell Chemical Company, headquartered in Houston, Texas, makes and markets a wide variety of petrochemicals, including olefins, polyolefins, methanol, methyl tertiary butyl ether and aromatics, and refined petroleum products, including gasoline, low sulfur diesel, jet fuel, aromatics and lubricants.

Marathon Oil Corporation, headquartered in Houston, Texas, explores for, produces, refines, distributes and markets crude oil, natural gas and petroleum products.

MeadWestvaco Corporation, headquartered in Stamford, Connecticut, is a global company engaged in packaging, coated and specialty papers, consumer and office products, and specialty chemicals businesses.

Northeast Utilities, headquartered in Berlin, Connecticut, provides retail electric service, through its subsidiaries, to customers in Connecticut, New Hampshire and western Massachusetts. In addition, the company distributes natural gas throughout Connecticut.

ONEOK, Inc., headquartered in Tulsa, Oklahoma, supplies natural gas to retail and wholesale customers in Oklahoma; leases pipeline capacity to customers for use in transporting natural gas to their facilities; transports gas for others; explores for and produces natural gas and oil; and extracts and sells natural gas liquids.

Regions Financial Corporation, headquartered in Birmingham, Alabama, is a regional bank holding company operating full-service banking offices in Alabama, Arkansas, Florida, Georgia, Louisiana, South Carolina, Tennessee and Texas.

SCANA Corporation, headquartered in Columbia, South Carolina, is a public utility holding company engaged in the generation and sale of electricity, as well as in the purchase, sale and transportation of natural gas to wholesale and retail customers in South Carolina.

Sky Financial Group, Inc., headquartered in Bowling Green, Ohio, is a financial holding company that owns one commercial bank which is primarily engaged in a commercial and consumer banking business in Ohio, southern Michigan, western Pennsylvania, eastern Indiana and northern West Virginia.

SunTrust Banks, Inc., headquartered in Atlanta, Georgia, through subsidiaries, operates a banking business based in the southeastern United States. The company's primary businesses include traditional deposit and credit services as well as trust and investment services.

Unisource Energy Corporation, headquartered in Tucson, Arizona, is a holding company for Tucson Electric Power Company, an electric utility, and Millennium Energy Holdings, Inc., which invests in energy-related ventures.

Washington Mutual, Inc., headquartered in Seattle, Washington, through subsidiaries, provides financial services to individuals and small to mid-sized businesses, including accepting deposits from the general public and making residential and other loans. The company's operations are conducted through offices throughout the United States.

                   European Target 20 Strategy Stocks


ABN AMRO Holding N.V., headquartered in Amsterdam, the Netherlands, provides full-service banking operations both in the Netherlands and worldwide.

Aviva Plc, headquartered in London, England, is a leading insurance firm throughout Europe, offering both life and general insurance. The company's life and savings segments focus on life insurance, pensions, unit trusts and other investment products while its general insurance segment includes home, auto and fire coverage. Financial services include investment management, stock brokerage and trustee services. The company operates in more than 50 countries worldwide.

Banca Intesa SpA, headquartered in Milan, Italy, attracts deposits and offerings banking and financial services. The company offers consumer credit, asset management, Internet banking, merchant banking, securities brokerage, factoring and lease financing services and manages mutual funds. The company has branches throughout Italy, and in several other countries.

Barclays Plc, headquartered in London, England, provides investment and commercial banking, insurance, financial and related services. The company's subsidiary, Barclays Bank, Plc, operates branches throughout the United Kingdom and over 60 countries.

BP Plc, headquartered in London, England, produces and markets crude oil and petroleum products worldwide, is engaged in exploration and field development throughout the world, and is engaged in the manufacture and sale of various petroleum-based chemical products.

BT Group Plc, headquartered in London, England, provides telecommunication services, principally in the United Kingdom. The company's main services and products are fixed voice and data calls, the provision of fixed exchange lines to homes and businesses, the provision of communication services to other operators, the provision of private services to businesses, and the supply of telecommunication equipment for customers' premises.

Danske Bank A/S, headquartered in Copenhagen, Denmark, is the largest bank in Denmark and a leading player in the Scandinavian financial markets. The company, which encompasses Danske Bank, BG Bank, Realkredit Danmark and a number of other subsidiaries, offers a wide range of financial services, including insurance, mortgage finance, asset management, brokerage, credit card, real estate and leasing services.

Deutsche Telekom AG, headquartered in Bonn, Germany, provides public fixed-network voice telephony, mobile communications, cable TV and radio programming in Germany. The company also provides leased lines, text and data services, corporate networks and on-line services.

Enel SpA, headquartered in Rome, Italy, generates, transmits and distributes electricity throughout Italy. The company's subsidiaries also provide fixed-line and mobile telephone services, install public lighting systems, and operate real estate, telecommunications and Internet service provider businesses.

Eni SpA, headquartered in Rome, Italy, operates in the oil and natural gas, petrochemicals, and oil field services industries. The company is currently expanding into power generation.

Fortum Oyj, headquartered in Espoo, Finland, provides a full range of energy related products and services. The company's activities cover the generation, distribution, and sale of electricity and heat and steam, as well as the operation of power plants, and energy-related services. The company operates worldwide but mainly in Northern Europe.

France Telecom S.A., headquartered in Paris, France, and its subsidiaries provide a range of telecommunications services to residential, professional and large business customers, primarily in France.

HSBC Holdings Plc, headquartered in London, England, is one of the largest banking and financial services organizations in the world. The company provides a comprehensive range of banking and related financial services in more than 80 countries and territories.

Koninklijke (Royal) KPN N.V., headquartered in The Hague, the
Netherlands, provides telecommunications services throughout the Netherlands. The company provides local, long distance, international, and mobile telecommunications services, voice-mail, call forwarding, ISDN Internet lines, faxing, and communications services for businesses and individuals.

Lloyds TSB Group Plc, headquartered in London, England, through subsidiaries and associated companies, offers a wide range of banking and financial services throughout the United Kingdom and a number of other countries.

National Grid Plc, headquartered in London, England, owns and maintains the high-voltage electricity transmission system in England and Wales.

Royal Bank of Scotland Group Plc, headquartered in Edinburgh, Scotland, offers services such as deposit accounts, credit cards and mortgages to commercial and personal clients in Scotland, England, Wales and Ireland. The company also sells insurance and investment products and provides private banking through The Coutts Group. In the United States it owns Citizens Financial, one of the largest bank holding companies in New England.

Telecom Italia SpA, headquartered in Milan, Italy, through subsidiaries, offers fixed line and mobile telephone and data transmission services in Italy and abroad. The company offers local and long-distance telephone, satellite communications, Internet access and teleconferencing services.

Telefonica S.A., headquartered in Madrid, Spain, provides telecommunications services mainly to countries in Europe and Latin America. The company offers fixed-line and mobile telephone, Internet, and data transmission services to residential and corporate customers. The company also holds stakes in television stations, radio stations and production companies, and publishes directories.

Vodafone Group Plc, headquartered in Newbury, Berkshire, England, provides mobile telecommunication services, supplying its customers with digital and analog cellular telephone, paging and personal communications services. The company offers its services in many countries, including Australia, Egypt, Fiji, France, Germany, Greece, Malta, the Netherlands, New Zealand, South Africa, Sweden, Uganda and the United States.


                    Global Target 15 Strategy Stocks

Dow Jones Industrial Average(sm) Companies
__________________________________________


AT&T Inc., headquartered in San Antonio, Texas, is the largest telecommunications holding company in the United States. AT&T companies are recognized as leading worldwide providers of IP-based communications services to business and as leading U.S. providers of high-speed DSL Internet, local and long-distance voice, and directory publishing and advertising services. The company also holds a 60 percent ownership interest in Cingular Wireless, the leading U.S. wireless services provider.

General Electric Company, headquartered in Fairfield, Connecticut, makes major appliances, industrial and power systems, aircraft engines, engineered plastics, silicones, superabrasives, laminates and technical products. The company owns the National Broadcasting Company (NBC), which furnishes TV network services, produces programs and operates VHF and UHF TV stations, and also offers a variety of financial services through General Electric Capital Services, Inc.

General Motors Corporation, headquartered in Detroit, Michigan, manufactures and sells cars and trucks worldwide under trademarks including "Chevrolet," "Pontiac," "Buick," "Saturn," "Cadillac" and "GMC Trucks."

Pfizer Inc., headquartered in New York, New York, produces and distributes anti-infectives, anti-inflammatory agents, cardiovascular agents, antifungal drugs, central nervous system agents, orthopedic implants, food science products, animal health products, toiletries, baby care products, dental rinse and other proprietary health items.

Verizon Communications Inc., headquartered in New York, New York, provides wireline voice and data services, wireless services, Internet service and published directory information. The company also provides network services for the federal government including business phone lines, data services, telecommunications equipment and pay phones. The company operates worldwide.


Financial Times Industrial Ordinary Share Index Companies
_________________________________________________________


BT Group Plc, headquartered in London, England, provides telecommunication services, principally in the United Kingdom. The company's main services and products are fixed voice and data calls, the provision of fixed exchange lines to homes and businesses, the provision of communication services to other operators, the provision of private services to businesses, and the supply of telecommunication equipment for customers' premises.

Compass Group Plc, headquartered in Surrey, England, operates an international food service group, providing contract and concession catering services to businesses in over 90 countries. The company's customers are situated in a variety of locations, including airports, factories, offices, railway stations, healthcare institutions, retail stores, shopping malls, and schools and universities.

GKN Plc, headquartered in Worcestershire, England, is a world leader in the production of automotive driveline systems and transmission and engine components. The company also owns Meineke Discount Muffler.

LogicaCMG Plc, headquartered in London, England, is a global solutions company, providing IT consulting and management, systems integration, products, services and support. The company's client base includes various sectors, such as telecommunications, financial services, energy and utilities, distribution and transportation.

Vodafone Group Plc, headquartered in Newbury, Berkshire, England, provides mobile telecommunication services, supplying its customers with digital and analog cellular telephone, paging and personal communications services. The company offers its services in many countries, including Australia, Egypt, Fiji, France, Germany, Greece, Malta, the Netherlands, New Zealand, South Africa, Sweden, Uganda and the United States.


Hang Seng Index Companies
_________________________


BOC Hong Kong (Holdings) Limited, headquartered in Hong Kong, China, is the parent of Bank of China (Hong Kong), which operates branches in Hong Kong as well as on mainland China.

Cheung Kong Infrastructure Holdings Limited, headquartered in Hong Kong, China, is a diversified infrastructure company which develops, invests in and operates infrastructure projects in Hong Kong, Australia, Canada, China, the Philippines and other countries. The company manufactures concrete, asphalt and aggregates and also operates power plants.

CITIC Pacific Limited, headquartered in Hong Kong, China, is a subsidiary of China's state-owned China International Trust & Investment (CITIC). The company invests in infrastructure (aviation, civil engineering projects, power generation, telecommunications), property (including a portion of Lantau Island, the site of Disney's Hong Kong theme park), and trading and distribution firms.

Cosco Pacific Limited, headquartered in Hong Kong, China, is one of the world's leading container-related companies with an increasingly integrated range of activities spanning container leasing, container terminals and container-related industries. The company's parent, China Ocean Shipping (Group) Company, is the largest shipping company in China.

PCCW Limited, headquartered in Hong Kong, China, through its subsidiaries, provides telecommunications, Internet access, multimedia services and related equipment. The company also offers computer, engineering, and other technical services in Hong Kong.


                 The Nasdaq(R) Target 15 Strategy Stocks


Akamai Technologies, Inc., headquartered in Cambridge, Massachusetts, provides technology to companies and government agencies to deliver Web content and applications, such as ads, video, and other high-bandwidth content. The company serves more than 1,800 customers, including "Apple," "Best Buy," "FedEx," "Microsoft," the "U.S. Department of Defense," and "XM Satellite Radio."

CDW Corporation, headquartered in Vernon Hills, Illinois, sells microcomputer hardware and peripherals including desktop computers, notebooks and laptops, printing devices, video monitors, communication equipment, add-on boards and memory and data storage devices;
accessories; networking products; and software.

Cisco Systems, Inc., headquartered in San Jose, California, provides networking solutions that connect computing devices and computer networks. The company offers various products to utilities, corporations, universities, governments and small to medium businesses worldwide.

Cognizant Technology Solutions Corporation, headquartered in Teaneck, New Jersey, provides full life cycle solutions to complex software development and maintenance problems that companies face as they transition to e-business.

Comcast Corporation (Class A), headquartered in Philadelphia,
Pennsylvania, operates cable television systems in the United States and the United Kingdom; develops and operates cellular telephone systems in Pennsylvania, Delaware and New Jersey; and provides electronic retailing services.

EchoStar Communications Corporation (Class A), headquartered in Littleton, Colorado, makes and distributes direct-to-home satellite television products and services, including satellite television receiver dishes, receivers, programming, installation and third-party consumer financing for those products and services. The company also delivers video, audio and data services to business television customers.

Garmin Ltd., headquartered in George Town, Grand Cayman, Cayman Islands, is a provider of navigation, communications, and information devices, most of which are enabled by Global Positioning System (GPS) technology.

Gilead Sciences, Inc., headquartered in Foster City, California, discovers, develops and commercializes treatments for important viral diseases, including a currently available therapy for cytomegalovirus retinitis, and products in development to treat diseases caused by human immunodeficiency virus, hepatitis B virus and influenza virus.

Intuit Inc., headquartered in Mountain View, California, develops, sells and supports personal finance, small business accounting, tax preparation and other consumer software products, and related electronic services and supplies that enable users to automate commonly performed financial tasks. The company sells its products worldwide.

Lam Research Corporation, headquartered in Fremont, California, designs, manufactures, markets and services semiconductor processing equipment used in the fabrication of integrated circuits.

NVIDIA Corporation, headquartered in Santa Clara, California, designs, develops and markets graphics processors and related software for personal computers and digital entertainment platforms.

Oracle Corporation, headquartered in Redwood Shores, California, designs, develops, markets and supports computer software products with a wide variety of uses, including database management, application development, business intelligence and business applications.

PACCAR Inc., headquartered in Bellevue, Washington, makes light-, medium-
 and heavy-duty trucks and related aftermarket parts; and provides financing and leasing services to customers and dealers. In addition, the company sells general automotive parts and accessories through retail outlets.

Sears Holdings Corporation, headquartered in Hoffman Estates, Illinois, is a multi-line retailer that provides a wide array of merchandise and services through retail, service, credit, corporate and international segments.

Sigma-Aldrich Corporation, headquartered in St. Louis, Missouri, develops, makes and distributes a range of biochemicals, organic chemicals, chromatography products and diagnostic reagents. The company also makes metal products used in the installation and retrofitting of electrical, mechanical and telecommunication applications.


             NYSE(R) International Target 25 Strategy Stocks


Brazil
______

Petroleo Brasileiro S.A. (ADR), headquartered in Rio de Janeiro, Brazil, explores for and produces oil and natural gas. The company refines, markets, and supplies oil products. Petrobras operates oil tankers, distribution pipelines, marine, river and lake terminals, thermal power plants, fertilizer plants, and petrochemical units. The company operates in South America and elsewhere around the world.

Canada
______

Barrick Gold Corporation, headquartered in Toronto, Ontario, Canada, is engaged in the production and sale of gold, including related mining activities such as exploration, development, mining and processing. Its operations are mainly located in Argentina, Australia, Canada, Chile, Peru, Tanzania and the United States.

BCE Inc., headquartered in Montreal, Quebec, Canada, with subsidiaries and affiliates, provides telecommunications services in Canada;
publishes telephone directories in Canada and internationally; and designs and builds telecommunications networks globally.

EnCana Corp., headquartered in Calgary, Alberta, Canada, is a North American energy company engaged in the exploration, development, production and marketing of natural gas, crude oil and natural gas liquids.

France
______

AXA S.A. (ADR), headquartered in Paris, France, is an insurance company which also provides related financial services. The company offers life and non-life insurance, reinsurance, savings and pension products, and asset management services.

France Telecom S.A. (ADR), headquartered in Paris, France, through its subsidiaries, offers various telecommunications services, which include fixed line telephony, wireless telephony, multimedia, Internet, data transmission, cable television and other services to consumers, businesses, and telecommunications operators worldwide.

Lafarge S.A., headquartered in Paris, France, supplies building materials to contractors, manufacturers and wholesalers. The company produces cement, concrete and aggregates, roofing, and gypsum products and markets its products in Europe, Africa, Asia, North America and Latin America.

Germany
_______

Allianz AG (ADR), headquartered in Munich, Germany, is a global insurance company engaging in property and casualty protection, life and health insurance, and asset management.

DaimlerChrysler AG, headquartered in Stuttgart, Germany, designs, manufactures, assembles and sells cars and trucks under the names
"Mercedes-Benz," "Chrysler," "Plymouth," "Jeep" and "Dodge";
manufactures commercial vehicles; provides related financial services; and has aerospace operations.

Deutsche Telekom AG (ADR), headquartered in Bonn, Germany, is one of Europe's, and the world's, largest telecommunications services providers. The company offers domestic and international public fixed-link voice telephone service in Germany. The company also offers data transmission services, network services, on-line services, telephone directory publishing, dial-in information lines, paging and mobile telecommunications services, and supplies and services telecommunications equipment.

E.ON AG (ADR), headquartered in Dusseldorf, Germany, is a multi-national company which generates, distributes, and trades electricity to industrial, commercial and residential customers. Additionally, the company distributes gas and drinking water. The company also manufactures flexible ceramic membranes and polymers, buys and sells residential properties, and develops real estate.

Italy
_____

Eni SpA (ADR), headquartered in Rome, Italy, operates in the oil and natural gas, petrochemicals, and oil field services industries. The company is currently also expanding into power generation.

Telecom Italia SpA (ADR), headquartered in Rome, Italy, is the parent company of companies operating in the fields of telecommunications, manufacturing, electronics and network construction. The company's subsidiaries are also active in publishing, telematics information and auxiliary services.

Japan
_____

Matsushita Electric Industrial Co., Ltd. (ADR), headquartered in Osaka, Japan, manufactures electronic products, including home appliances, audio and video, computer peripherals, telecommunications, industrial equipment, and electronic parts. The company markets products under the brand names "Panasonic," "Technics," "Victor," "JVC," and "Quasar."

Nippon Telegraph & Telephone Corporation (ADR), headquartered in Tokyo, Japan, provides telephone, telegraph, leased circuits, data communication, terminal equipment sales, and related services. The company provides both local and long distance telecommunication services within Japan.

NTT DoCoMo, Inc. (ADR), headquartered in Tokyo, Japan, provides various types of telecommunications services including cellular phone, personal handyphone system (PHS), paging, and other telephone, satellite mobile communication and wireless Private Branch Exchange (PBX) system services. The company also sells cellular phones, PNS, car phones and pagers.

The Netherlands
_______________

ABN AMRO Holding N.V. (ADR), headquartered in Amsterdam, the
Netherlands, is an international banking group offering a range of banking products and financial services on a global basis.

Aegon N.V., headquartered in The Hague, the Netherlands, is an international insurer with major operations in The Netherlands, Canada, Mexico, the United Kingdom and the United States.

ING Groep N.V. (ADR), headquartered in Amsterdam, the Netherlands, offers a comprehensive range of financial services worldwide, including life and non-life insurance, commercial and investment banking, asset management and related products.

Mittal Steel Company N.V. (ADR), headquartered in Rotterdam, the
Netherlands, through its subsidiaries, operates as a global steel company. The company produces a range of finished and semifinished steel products that include hot-rolled sheets, cold-rolled sheets, electro-galvanized and coated steel, bars, wire-rods, wire-products, pipes, billets and slabs.

Norway
______

Norsk Hydro ASA (ADR), headquartered in Oslo, Norway, transforms natural resources into industrial products and energy. The company also explores for and produces oil and gas. Products include mineral fertilizers, aluminium products, and magnesium, as well as industrial chemicals and petrochemicals. The company has operations worldwide.

South Korea
___________

Korea Electric Power Corporation (ADR), headquartered in Seoul, South Korea, builds and operates hydro-power, thermal-power, and nuclear power units in South Korea. The company also generates, transmits, and distributes electricity to South Korea and is majority owned by the Korean government.

POSCO (ADR), headquartered in Seoul, South Korea, manufactures and sells a line of steel products, including hot rolled and cold rolled products, plates, wire rods, silicon steel sheets and stainless steel products.

Spain
_____

Repsol YPF, S.A., headquartered in Madrid, Spain, explores for and produces crude oil and natural gas. Through its subsidiaries, the company also refines petroleum and transports petroleum products. Gasoline and other products are retailed through its chain of gasoline filling stations. Petroleum reserves are maintained in Spain, Asia, Latin America, the Middle East, North Africa and the United States.

United Kingdom
______________

Vodafone Group Plc (ADR), headquartered in Newbury, Berkshire, England, provides mobile telecommunication services, supplying its customers with digital and analog cellular telephone, paging and personal communications services. The company offers its services in many countries, including Australia, Egypt, Fiji, France, Germany, Greece, Malta, the Netherlands, New Zealand, South Africa, Sweden, Uganda and the United States.


                    The S&P Target 24 Strategy Stocks


Applera Corporation-Applied Biosystems Group, headquartered in Norwalk, Connecticut, is engaged in research, development, manufacture, sale and support of biochemical instrument systems, reagents and software and related consulting and development services.

CenturyTel, Inc., headquartered in Monroe, Louisiana, is a regional diversified communications company engaged primarily in providing local exchange telephone services and wireless telephone communications services.

Colgate-Palmolive Company, headquartered in New York, New York, is an international consumer products company. The company's products include toothpaste, toothbrushes, shampoos, deodorants, bar and liquid soaps, dishwashing liquid and laundry products, among others. The company's brand names include "Ajax," "Colgate," "Fab," "Mennen," "Palmolive," "Prescription Diet," "Protex," "Science Diet" and "Soupline/Suavitel."

Embarq Corporation, headquartered in Overland Park, Kansas, provides local and long-distance phone services, as well as high-speed Internet access, to consumers, businesses, and wholesale customers. It has operations in 18 states. It also offers wireless phone services through its former parent, Sprint Nextel.

EOG Resources, Inc., headquartered in Houston, Texas, is engaged in the exploration for, and the development, production and marketing of, natural gas and crude oil primarily in major producing basins in the United States, as well as in Canada, Trinidad and other international areas.

Exxon Mobil Corporation, headquartered in Irving, Texas, explores for, produces, transports and sells crude oil and natural gas petroleum products. The company also explores for and mines coal and other minerals properties; makes and sells petrochemicals; and owns interests in electrical power generation facilities.

Google Inc., headquartered in Mountain View, California, provides a web based search engine through its Google.com website. The company offers a wide range of search options, including web, image, groups, directory and news searches.

Harley-Davidson, Inc., headquartered in Milwaukee, Wisconsin, designs, manufactures and sells heavyweight touring and custom motorcycles and related products and accessories internationally. The company also provides financing and insurance services for its products.

Intuit Inc., headquartered in Mountain View, California, develops, sells and supports personal finance, small business accounting, tax preparation and other consumer software products, and related electronic services and supplies that enable users to automate commonly performed financial tasks. The company sells its products worldwide.

J.C. Penney Company, Inc., headquartered in Plano, Texas, a holding company, is a retailer operating through its two wholly-owned subsidiaries, J.C. Penney Corp., the 100 year-old department store chain, catalog and Internet business; and Eckerd Corp., a retail drugstore chain.

Laboratory Corporation of America Holdings, headquartered in Burlington, North Carolina, offers medical testing services through a national network of laboratories. The company's broad range of testing services are used by the medical profession for the diagnosis, monitoring and treatment of disease and other clinical states.

Lockheed Martin Corporation, headquartered in Bethesda, Maryland, engages in the research, design, development, manufacture and integration of advanced technology products and services ranging from aircraft, spacecraft and launch vehicles to missiles, electronics, information systems and energy management.

Mattel, Inc., headquartered in El Segundo, California, designs, manufactures and markets a broad variety of toy products on a worldwide basis through both sales to retailers and direct to consumers.

Microsoft Corporation, headquartered in Redmond, Washington, develops, manufactures, licenses and supports a range of software products, including scalable operating systems, server applications, worker productivity applications and software development tools. The company also develops the MSN network of Internet products and services.

Moody's Corporation, headquartered in New York, New York, is a global credit rating, research and risk analysis firm, publishing credit opinions, research and ratings on fixed-income securities, issuers of securities and other credit obligations.

Occidental Petroleum Corporation, headquartered in Los Angeles,
California, is a multinational organization whose principal business segments are oil and gas exploration, production and marketing and chemicals production and marketing.

PACCAR Inc., headquartered in Bellevue, Washington, makes light-, medium-
 and heavy-duty trucks and related aftermarket parts; and provides financing and leasing services to customers and dealers. In addition, the company sells general automotive parts and accessories through retail outlets.

PepsiCo, Inc., headquartered in Purchase, New York, markets and distributes beverages including "Pepsi-Cola," "Diet Pepsi," "Pepsi Max," "Mountain Dew," "7UP," "Diet 7UP," "Mirinda," "Slice" and "Tropicana Pure Premium." The company, which operates internationally, also makes and distributes ready-to-drink Lipton tea products and snacks, with "Frito-Lay" representing the North American business.

Rockwell Automation, Inc., headquartered in Milwaukee, Wisconsin, researches, develops and makes automation equipment and systems, avionics and communications products and systems. The company's products are sold to customers in both commercial and government markets.

SAFECO Corporation, headquartered in Seattle, Washington, is a property and casualty insurance company with four business segments: Safeco Personal Insurance, Safeco Business Insurance, Surety and P&C Other.

Torchmark Corporation, headquartered in Birmingham, Alabama, an insurance and diversified financial services holding company, provides individual life and supplemental health insurance, annuities and related products.

UST Inc., headquartered in Greenwich, Connecticut, through its subsidiaries, manufactures and sells smokeless tobacco products (snuff and chewing tobacco), wines and craft beers, and premium cigars.

Waters Corporation, headquartered in Milford, Massachusetts, makes, distributes and provides high performance liquid chromatography ("HPLC") instruments, chromatography columns and other consumables, and related service.

Windstream Corporation, headquartered in Little Rock, Arkansas, provides local and long-distance telephone services to residential and business customers in New Mexico, Oklahoma, and Texas. The company also offers broadband and dial-up Internet access in selected markets in Oklahoma.


                   S&P Target SMid 60 Strategy Stocks


American Financial Group, Inc., headquartered in Cincinnati, Ohio, is a holding company which, through subsidiaries, is engaged primarily in property and casualty insurance, focusing on specialized commercial products for businesses, and in the sale of retirement annuities, life and supplemental health insurance products.

Avista Corporation, headquartered in Spokane, Washington, engages in the generation, transmission, and distribution of energy, as well as other energy-related businesses.

Beazer Homes USA, Inc., headquartered in Atlanta, Georgia, is a single-family home builder with operations in Georgia, Arizona, California, Florida, Maryland, Nevada, New Jersey, North Carolina, Pennsylvania, South Carolina, Tennessee, Texas and Virginia.

Bob Evans Farms, Inc., headquartered in Columbus, Ohio, is engaged in two businesses: the ownership and operation of a chain of full-service, family restaurants located in 22 states; and the manufacture and sale of fresh and fully cooked pork products and other complementary food products in 30 states.

Borders Group, Inc., headquartered in Ann Arbor, Michigan, operates book, music and movie superstores, including mall-based bookstores, through its subsidiaries, Borders, Inc., Walden Book Company, Inc., Borders U.K. Limited and Borders Australia Pty Limited, among others.

Bradley Pharmaceuticals, Inc., headquartered in Fairfield, New Jersey, is a specialty pharmaceutical company that acquires, develops and markets prescription and over-the-counter products in select markets.

Bristow Group, Inc., headquartered in Houston, Texas, provides helicopter transportation services to the offshore oil and gas industry. Through its subsidiaries, affiliates, and joint ventures, the company offers transportation services in oil and gas producing regions around the world.

Buckeye Technologies Inc., headquartered in Memphis, Tennessee, produces value-added, cellulose-based specialty products made up from both wood and cotton, utilizing wetlaid and airlaid technologies.

Building Materials Holding Corporation, headquartered in San Francisco, California, specializes in providing construction services, manufacturing building components and installation, value engineering, and lumber and high-quality building materials to residential builders across the United States. The company's business focuses on both high-volume production homebuilders with national operations and low-volume custom production homebuilders.

Callaway Golf Company, headquartered in Carlsbad, California, designs, develops, makes and markets high-quality, innovative golf clubs.

Central Parking Corporation, headquartered in Nashville, Tennessee, owns, operates and manages parking facilities worldwide.

Community Bank System, Inc., headquartered in Dewitt, New York, operates as the bank holding company for Community Bank, N.A. that provides various banking and financial services to the retail, commercial and municipal customers.

CTS Corporation, headquartered in Elkhart, Indiana, designs, manufactures and sells electronic components and electronic component assemblies used in the communications, automotive and computer industries.

Downey Financial Corp., headquartered in Newport Beach, California, operates as the holding company for Downey Savings and Loan Association, F.A., which offers various banking and financial services to individual and corporate customers primarily in California.

Energy East Corporation, headquartered in Albany, New York, is a regional energy services and delivery company, providing electricity, liquid petroleum gas, and natural gas products and services. The company serves customers in the northeastern United States.

First American Corporation, headquartered in Santa Ana, California, through its subsidiaries, provides business information and related products and services primarily in the United States. The company operates in five segments: Title Insurance and Services, Specialty Insurance, Mortgage Information, Property Information, and Risk Mitigation and Business Solutions.

First BanCorp., headquartered in Santurce, Puerto Rico, is the holding company for FirstBank Puerto Rico, the second largest locally owned commercial bank in Puerto Rico. The bank specializes in consumer lending in the Puerto Rican market, offering an array of financial services to a growing number of consumer and commercial customers.

FirstFed Financial Corp., headquartered in Santa Monica, California, is the savings and loan holding company for First Federal Bank of California.

Frontier Airlines, Inc., headquartered in Denver, Colorado, operates low-fare, full-service, scheduled airline service to 15 cities in 12 states across the United States from a hub at the Denver International Airport.

G&K Services, Inc., headquartered in Minnetonka, Minnesota, leases and maintains uniforms and other textile products. The company supplies work clothes, anti-static and particle-free garments, dress clothes for supervisory personnel, floor mats, dust mops, wiping towels and linens. The company serves the pharmaceutical, electronic, transportation, healthcare and auto service industries in the United States, Ontario, and Quebec.

Haverty Furniture Companies, Inc., headquartered in Atlanta, Georgia, engages in the retailing of residential furniture and accessories in the middle to upper-middle price ranges in the United States.

Headwaters Incorporated, headquartered in Draper, Utah, develops and deploys alternative fuel and related technologies through its operating division, Covol Fuels. The company converts fossil fuels such as coal and heavy oils to alternative energy products while seeking to improve energy efficiency and the environment.

Horace Mann Educators Corporation, headquartered in Springfield,
Illinois, an insurance holding company, markets and underwrites personal lines of property and casualty and life insurance and retirement annuities.

IDACORP, Inc., headquartered in Boise, Idaho, a holding company, is a public utility engaged in the generation, purchase, transmission, distribution and sale of electricity in Idaho, Nevada and Oregon.

Infinity Property & Casualty Corporation, headquartered in Birmingham, Alabama, provides personal automobile insurance throughout the United States. The company focuses on providing nonstandard auto insurance to drivers who represent higher than normal risks and pay higher rates for comparable coverage.

Intersil Corporation, headquartered in Irvine, California, is a systems oriented designer and manufacturer of analog and digital integrated circuits and discrete semiconductors for the communications market.

The J. M. Smucker Company, headquartered in Orrville, Ohio, engages in the manufacture and marketing of various food products worldwide.

Kaman Corporation, headquartered in Bloomfield, Connecticut, and its subsidiaries serve government and commercial markets through its diversified technologies and distribution segments. The company provides aircraft manufacturing, design and manufacture of advanced technology products and systems, and advanced technology services. The company also distributes industrial products, as well as distributes and manufactures music products.

Kansas City Southern Industries, Inc., headquartered in Kansas City, Missouri, through its subsidiaries, provides rail freight transportation along a continuous rail network that links markets in the United States, Canada and Mexico.

Kellwood Company, headquartered in St. Louis, Missouri, manufactures and markets diversified lines of men's, women's, and children's clothing, sleeping bags, and other soft goods.

Kelly Services, Inc., headquartered in Troy, Michigan, provides staffing services to various industries worldwide.

LaBranche & Co Inc., headquartered in New York, New York, is a broker/dealer specialist with the New York Stock Exchange. The company helps maintain a fair and orderly market in specific securities by matching buyers and sellers and trading for their own account.

LandAmerica Financial Group, Inc., headquartered in Richmond, Virginia, is the holding company for Commonwealth Land Title Insurance Company, Lawyers Title Insurance Corporation and Transnation Title Insurance Company. The company issues title insurance policies and provides other real estate-related services for both residential and commercial customers in the United States, Canada, Mexico and the Caribbean.

LifePoint Hospitals, Inc., headquartered in Brentwood, Tennessee, is engaged primarily in the operation and management of healthcare facilities, in particular, general, acute care hospitals in non-urban communities in the United States.

M/I Homes, Inc., headquartered in Columbus, Ohio, is engaged in the construction and sale of single-family residential property. The company also originates mortgage loans, primarily for purchasers of its homes.

Meritage Homes Corporation, headquartered in Scottsdale, Arizona, designs, builds and sells single-family homes ranging from entry-level to semi-custom luxury homes. The company operates in Arizona, California and Texas under the "Hancock Communities," "Legacy Homes," "Meritage Homes" and "Monterey Homes" names.

Modine Manufacturing Company, headquartered in Racine, Wisconsin, manufactures heat-transfer and heat-storage technology products. The company develops, manufactures, and markets heat exchangers and systems for use in various original equipment manufacturer applications and for sale to the automotive aftermarket and to a wide array of building markets.

Nash Finch Company, headquartered in Edina, Minnesota, is a food wholesaler that supplies products to independent supermarkets and military bases in the United States. The company also owns and operates supermarkets, warehouse stores, and mass merchandise stores, as well as a product-growing and marketing subsidiary in California.

National Presto Industries, Inc., headquartered in Eau Claire,
Wisconsin, engages in the design, marketing and distribution of housewares/small appliances; the manufacture of defense products; and the manufacture and sale of absorbent products in the United States.

Palm, Inc., headquartered in Santa Clara, California, develops, designs and markets handheld computing devices-small, pocket-sized devices that feature pen-based input and allow users to automatically copy and synchronize information between the device and a personal computer.

Pepco Holdings, Inc., headquartered in Washington, D.C., is a public utility company managing several utility operations. The largest component of the company's business is power delivery, which is conducted through its subsidiaries, Pepco, Delmarva Power & Light Company and Atlantic City Electric Company.

Pericom Semiconductor Corporation, headquartered in San Jose,
California, designs, develops and markets interface integrated circuits for the transfer, routing and timing of high-speed digital and analog signals. Interface IC's transfer, route and time electrical signals among a system's microprocessor, memory and peripherals, and enable high signal quality and full utilization of the available speed and bandwidth.

The PMI Group, Inc., headquartered in San Francisco, California, is a holding company that offers residential mortgage insurance domestically and internationally, title insurance, financial guaranty reinsurance and other residential lender services.

PNM Resources Inc., headquartered in Albuquerque, New Mexico, supplies electricity in portions of north central, southwestern and northeastern New Mexico; provides gas transportation and retail gas services in major communities in New Mexico; and manages energy, water and wastewater systems.

Pogo Producing Company, headquartered in Houston, Texas, engages in the exploration for, development, acquisition, and production of oil and gas in North America, both onshore and offshore, and in New Zealand.

Puget Energy, Inc., headquartered in Bellevue, Washington, is a holding company for Puget Sound Energy, a regulated utility providing electric and gas service to Western Washington and InfrastruX, which provides contracting services to electric power, telecom and natural gas markets.

The Ryland Group, Inc., headquartered in Calabasas, California, and subsidiaries consist of two business segments: homebuilding and financial services.

Scholastic Corporation, headquartered in New York, New York, and its subsidiaries engage in publishing and distributing children's books worldwide. The company creates educational and entertaining materials and products for use in school and at home.

SEACOR Holdings Inc., headquartered in Houston, Texas, is a provider of offshore marine services to the oil and gas exploration and production industry. The company also provides oil spill response services to owners of tank vessels and oil storage, processing and handling facilities.

Sequa Corporation, headquartered in New York, New York, through its subsidiaries, manufactures aircraft components, automotive safety products and metal coating products.

Sierra Pacific Resources, headquartered in Reno, Nevada, operates as the holding company for Nevada Power Company and Sierra Pacific Power
Company which engage in the distribution, transmission, generation and sale of electric energy.

SkyWest, Inc., headquartered in St. George, Utah, through its wholly owned subsidiary, SkyWest Airlines Inc., operates regional airlines in the United States.

Sonic Automotive, Inc., headquartered in Charlotte, North Carolina, is an automotive retailer operating dealership franchises and collision repair centers in the metropolitan southeastern, midwestern and southwestern United States.

Telephone and Data Systems, Inc., headquartered in Chicago, Illinois, is a diversified telecommunications services company with cellular telephone and telephone operations.

Tidewater Inc., headquartered in New Orleans, Louisiana, provides offshore supply vessels and marine support services to the offshore energy exploration, development and production industry. The company tows and anchor-handles mobile drilling rigs and equipment, transports supplies and personnel, and supports pipelaying and other offshore construction activities.

Toll Brothers, Inc., headquartered in Huntingdon Valley, Pennsylvania, designs, builds, markets and finances single-family detached and attached homes in middle and high income residential communities located mainly on land the company has developed in suburban residential areas. The company also provides financing to customers.

Tredegar Corporation, headquartered in Richmond, Virginia, through its subsidiaries, engages in the manufacture and marketing of plastic films and aluminum extrusions in the United States and Canada.

Triad Hospitals, Inc., headquartered in Dallas, Texas, provides healthcare services through hospitals and ambulatory surgery centers located in small cities and selected urban markets, primarily in the southwestern, western and south-central regions of the United States.

United Rentals, Inc., headquartered in Greenwich, Connecticut, operates as an equipment rental company in North America.

Westar Energy, Inc., headquartered in Topeka, Kansas, engages in the generation, transmission, and distribution of electricity in Kansas.


               Target Diversified Dividend Strategy Stocks


Barnes Group Inc., headquartered in Bristol, Connecticut, is a diversified international manufacturer of precision components and assemblies and a distributor of industrial supplies.

BCE Inc., headquartered in Montreal, Quebec, Canada, with subsidiaries and affiliates, provides telecommunications services in Canada;
publishes telephone directories in Canada and internationally; and designs and builds telecommunications networks globally.

Briggs & Stratton Corporation, headquartered in Wauwatosa, Wisconsin, is a producer of air-cooled gasoline engines and other gasoline engine powered equipment which are sold to manufacturers of lawn and garden equipment worldwide.

CenturyTel, Inc., headquartered in Monroe, Louisiana, is a regional diversified communications company engaged primarily in providing local exchange telephone services and wireless telephone communications services.

The Commerce Group, Inc, headquartered in Webster, Massachusetts, provides personal and commercial property and casualty insurance in Massachusetts. The company offers motor vehicle, homeowners, inland marine, fire, general liability, and commercial insurance. The company also originates residential and commercial mortgages on a limited basis within Massachusetts and Connecticut.

ConocoPhillips, headquartered in Bartlesville, Oklahoma, explores for and produces crude oil and natural gas worldwide, markets refined products and manufactures chemicals. The company's chemicals segment manufactures and markets petrochemicals and plastics on a worldwide basis.

CT Communications, Inc., headquartered in Concord, North Carolina, provides local and toll telephone service and network access services in various counties in North Carolina. The company also offers Internet, long distance, business, wireless, and data services.

D.R. Horton, Inc., headquartered in Arlington, Texas, is one of the most geographically diversified homebuilders in the United States, with operating divisions in 23 states. The company positions itself between large-volume and local custom homebuilders and sells its single-family homes to the entry-level and move-up market segments.

Datascope Corp., headquartered in Montvale, New Jersey, manufactures proprietary products for interventional cardiology, anesthesiology, cardiovascular and vascular surgery.

The Dow Chemical Company, headquartered in Midland, Michigan, is a leading manufacturer and supplier of chemicals, plastic materials and agricultural products, and other specialized products and services marketed worldwide.

Energy East Corporation, headquartered in Albany, New York, is a regional energy services and delivery company, providing electricity, liquid petroleum gas, and natural gas products and services. The company serves customers in the northeastern United States.

First BanCorp., headquartered in Santurce, Puerto Rico, is the holding company for FirstBank Puerto Rico, the second largest locally owned commercial bank in Puerto Rico. The bank specializes in consumer lending in the Puerto Rican market, offering an array of financial services to a growing number of consumer and commercial customers.

Fremont General Corporation, headquartered in Santa Monica, California, is a financial services holding company engaged primarily in real estate lending through its industrial bank subsidiary, Fremont Investment & Loan.

Health Management Associates, Inc., headquartered in Naples, Florida, provides general acute health services in non-urban locations through the operation of general hospitals and psychiatric hospitals.

Imation Corp., headquartered in Oakdale, Minnesota, is a developer and manufacturer of magnetic and optical removal data storage media products sold in more than 60 countries worldwide.

KB HOME, headquartered in Los Angeles, California, is a builder of single-family homes, with domestic operations in six western states and international operations in France.

Lithia Motors, Inc., headquartered in Medford, Oregon, is an operator of automotive franchises and a retailer of new and used vehicles and services.

M.D.C. Holdings, Inc., headquartered in Denver, Colorado, builds and sells single-family homes in Colorado, Arizona, California, Maryland, Nevada and Virginia. The company also originates mortgage loans primarily for its home buyers.

Masco Corporation, headquartered in Taylor, Michigan, is engaged in the manufacture, installation and sale of home improvement and building products (faucets, cabinets, plumbing supplies and other products).

Merck & Co. Inc., headquartered in Whitehouse Station, New Jersey, is a leading pharmaceutical concern that discovers, develops, makes and markets a broad range of human and animal health products and services. The company also administers managed prescription drug programs.

Microchip Technology Incorporated, headquartered in Chandler, Arizona, develops, makes and markets field programmable 8-bit microcontrollers, application-specific standard products and related specialty memory products for high-volume embedded control applications in the consumer, automotive, office automation, communications and industrial markets.

Nam Tai Electronics, Inc., headquartered in Hong Kong, China, is an electronics manufacturing and design services provider to original equipment manufacturers of telecommunication and consumer electronic products.

Nash Finch Company, headquartered in Edina, Minnesota, is a food wholesaler that supplies products to independent supermarkets and military bases in the United States. The company also owns and operates supermarkets, warehouse stores, and mass merchandise stores, as well as a product-growing and marketing subsidiary in California.

Nordic American Tanker Shipping Limited, headquartered in Hamilton, Bermuda, is a shipping company that owns and charters Suezmax tankers for oil transportation. The company's vessels operate under long term bareboat charters agreements with oil companies.

Nucor Corporation, headquartered in Charlotte, North Carolina, and its subsidiaries are engaged in the manufacture and sale of steel products, including hot-rolled and cold-rolled sheet, galvanized sheet, cold finished steel and more.

Park Electrochemical Corp., headquartered in Lake Success, New York, is a global designer and producer of advanced electronic materials. The company's materials are used to fabricate complex multilayer printed circuit boards, semiconductor packages and other electronic interconnection systems. The company also manufactures specialty adhesive tapes, advanced composite materials and microwave circuitry materials for the electronics, aerospace and industrial markets.

Pentair, Inc., headquartered in Golden Valley, Minnesota, is a diversified industrial manufacturer operating in three segments: tools, water and enclosures. The company's products are manufactured and distributed in North America, Asia and Europe.

Pepco Holdings, Inc., headquartered in Washington, D.C., is a public utility company managing several utility operations. The largest component of the company's business is power delivery, which is conducted through its subsidiaries, Pepco, Delmarva Power & Light Company and Atlantic City Electric Company.

PepsiAmericas, Inc., headquartered in Minneapolis, Minnesota, manufactures, distributes and markets a portfolio of beverage products in the United States, Central Europe and the Caribbean.

Pfizer Inc., headquartered in New York, New York, produces and distributes anti-infectives, anti-inflammatory agents, cardiovascular agents, antifungal drugs, central nervous system agents, orthopedic implants, food science products, animal health products, toiletries, baby care products, dental rinse and other proprietary health items.

Quanex Corporation, headquartered in Houston, Texas, is engaged in the production of engineered carbon and alloy steel bars, aluminum flat-rolled products and precision-formed metal products, serving the vehicular products and building products markets.

SUPERVALU INC., headquartered in Eden Prairie, Minnesota, operates within two complementary businesses in the United States grocery food industry: grocery retail and food distribution.

Teekay Shipping Corporation, headquartered in Nassau, Bahamas, provides international crude oil and petroleum product transportation services to major oil companies, major oil traders, and government agencies. The company provides its services through a fleet of medium size oil tanksers worldwide.

Tsakos Energy Navigation Ltd., headquartered in Athens, Greece, owns and operates a fleet of tankers suitable for transporting crude oil, refined petroleum products and other liquids.

Universal Corporation, headquartered in Richmond, Virginia, is an independent leaf tobacco merchant with additional operations in agri-products and the distribution of lumber and building products. The company markets its products globally.

Verizon Communications Inc., headquartered in New York, New York, provides wireline voice and data services, wireless services, Internet service and published directory information. The company also provides network services for the federal government including business phone lines, data services, telecommunications equipment and pay phones. The company operates worldwide.

W Holding Company, Inc., headquartered in Mayaguez, Puerto Rico, is a financial holding company offering a range of financial services. The company, through its wholly-owned commercial bank subsidiary, Westernbank, operates in the western and southwestern regions of Puerto Rico.

Westar Energy, Inc., headquartered in Topeka, Kansas, engages in the generation, transmission, and distribution of electricity in Kansas.

Worthington Industries, Inc., headquartered in Columbus, Ohio, is a diversified steel processor that focuses on steel processing and metals-related businesses with three principal segments: Processed Steel
Products, Metal Framing and Pressure Cylinders.

WPS Resources Corporation, headquartered in Green Bay, Wisconsin, is a holding company for regulated utility and nonregulated business units.


                    Target Large-Cap Strategy Stocks


Abercrombie & Fitch Co. (Class A), headquartered in Reynoldsburg, Ohio, operates "Abercrombie & Fitch" stores selling high quality casual apparel for men and women from 15 to 50 years of age.

The AES Corporation, headquartered in Arlington, Virginia, develops, acquires, owns and operates electric power generation facilities throughout the world. A majority of the company's sales are made to customers (generally electric utilities or regional electric companies) on a wholesale basis for further resale to end users.

Akamai Technologies, Inc., headquartered in Cambridge, Massachusetts, provides technology to companies and government agencies to deliver Web content and applications, such as ads, video, and other high-bandwidth content. The company serves more than 1,800 customers, including "Apple," "Best Buy," "FedEx," "Microsoft," the "U.S. Department of Defense," and "XM Satellite Radio."

Alcon, Inc., headquartered in Hunenberg, Switzerland, develops, manufactures and markets pharmaceuticals, surgical equipment and devices and consumer eye care products that treat eye diseases and disorders and promote the general health and function of the human eye.

Apple Computer, Inc., headquartered in Cupertino, California, designs, makes and markets microprocessor-based personal computers and related personal computing and communicating solutions for sale mainly to education, creative, home, business and government customers.

Baker Hughes Incorporated, headquartered in Houston, Texas, is engaged in the oilfield and process industry segments. The company also manufactures and sells other products and provides services to industries that are not related to the oilfield or continuous process industries.

CBOT Holdings, Inc., headquartered in Chicago, Illinois, through its wholly owned subsidiaries, operates as a derivatives trading exchange in the United States.

Cognizant Technology Solutions Corporation, headquartered in Teaneck, New Jersey, provides full life cycle solutions to complex software development and maintenance problems that companies face as they transition to e-business.

Cummins Inc., headquartered in Columbus, Indiana, designs, manufactures, distributes and services diesel and natural gas engines. The company also produces electric power generation systems and engine-related products, such as filtration and emissions solutions, fuel systems, controls and air handling systems. The company's products are used by customers in a wide variety of automotive and industrial markets and for power generation.

The DIRECTV Group, Inc., headquartered in El Segundo, California, provides digital television entertainment in the United States and Latin America.

EnCana Corp., headquartered in Calgary, Alberta, Canada, is a North American energy company engaged in the exploration, development, production and marketing of natural gas, crude oil and natural gas liquids.

Exxon Mobil Corporation, headquartered in Irving, Texas, explores for, produces, transports and sells crude oil and natural gas petroleum products. The company also explores for and mines coal and other minerals properties; makes and sells petrochemicals; and owns interests in electrical power generation facilities.

Franklin Resources, Inc., headquartered in San Mateo, California, provides U.S. and international individual and institutional investors with a broad range of investment products and services designed to meet varying investment objectives.

Garmin Ltd., headquartered in George Town, Grand Cayman, Cayman Islands, is a provider of navigation, communications, and information devices, most of which are enabled by Global Positioning System (GPS) technology.

Harley-Davidson, Inc., headquartered in Milwaukee, Wisconsin, designs, manufactures and sells heavyweight touring and custom motorcycles and related products and accessories internationally. The company also provides financing and insurance services for its products.

Imperial Oil Ltd., headquartered in Calgary, Alberta, Canada, engages in the exploration, production, and sale of crude oil and natural gas in Canada.

Intuit Inc., headquartered in Mountain View, California, develops, sells and supports personal finance, small business accounting, tax preparation and other consumer software products, and related electronic services and supplies that enable users to automate commonly performed financial tasks. The company sells its products worldwide.

The Kroger Co., headquartered in Cincinnati, Ohio, operates in the retail food and convenience stores business in the midwestern and southern United States. The company also manufactures and processes food for sale by its supermarkets.

Las Vegas Sands Corp., headquartered in Las Vegas, Nevada, through its subsidiaries, serves as a hotel and gaming company in the United States.

Lockheed Martin Corporation, headquartered in Bethesda, Maryland, engages in the research, design, development, manufacture and integration of advanced technology products and services ranging from aircraft, spacecraft and launch vehicles to missiles, electronics, information systems and energy management.

Marathon Oil Corporation, headquartered in Houston, Texas, explores for, produces, refines, distributes and markets crude oil, natural gas and petroleum products.

Moody's Corporation, headquartered in New York, New York, is a global credit rating, research and risk analysis firm, publishing credit opinions, research and ratings on fixed-income securities, issuers of securities and other credit obligations.

Motorola, Inc., headquartered in Schaumburg, Illinois, designs, makes and sells, mainly under the "Motorola" brand name, two-way land mobile communication systems, paging and wireless data systems, personal communications equipment and systems, semiconductors, and electronic equipment for military and aerospace use.

NVIDIA Corporation, headquartered in Santa Clara, California, designs, develops and markets graphics processors and related software for personal computers and digital entertainment platforms.

PACCAR Inc., headquartered in Bellevue, Washington, makes light-, medium-
 and heavy-duty trucks and related aftermarket parts and provides financing and leasing services to customers and dealers. In addition, the company sells general automotive parts and accessories through retail outlets.

Questar Corporation, headquartered in Salt Lake City, Utah, an integrated energy resources and services holding company, operates two divisions: Market Resources (energy development/production, gas gathering/processing) and Regulated Services (interstate gas transmission and storage activities).

T. Rowe Price Group Inc., headquartered in Baltimore, Maryland, serves as investment adviser to the T. Rowe Price family of no-load mutual funds, and other sponsored investment portfolios and institutional and individual private accounts. The company also provides certain administrative and shareholder services to the Price funds and other mutual funds.

The TJX Companies, Inc., headquartered in Framingham, Massachusetts, operates "T.J. Maxx," "Marshalls," "Winners Apparel," "HomeGoods" and "T.K. Maxx" stores in the United States, Canada and Europe selling off-price family apparel, accessories, domestics and giftware.

TXU Corp., headquartered in Dallas, Texas, is a holding company which, through its subsidiaries, engages in the generation, purchase and distribution of electricity; the processing, transmission, distribution and marketing of natural gas; and power development and telecommunications.

XTO Energy, Inc., headquartered in Fort Worth, Texas, acquires, exploits and develops producing oil and gas properties, with operations in Texas, Kansas, New Mexico, Oklahoma and Wyoming. The company also owns and operates a gas gathering system in Oklahoma.


                    Target Small-Cap Strategy Stocks


A. M. Castle & Co., headquartered in Franklin Park, Illinois, distributes specialty metals and plastics serving the North American market.

Advanced Energy Industries, Inc., headquartered in Fort Collins, Colorado, develops and manufactures components and subsystems for vacuum process systems. The company's systems are used by semiconductor and flat panel display manufacturers and other industrial manufacturing equipment that utilize gaseous plasmas to deposit or etch thin film layers on materials such as silicon and glass.

Altiris, Inc., headquartered in Lindon, Utah, develops and markets computer management software products and services. Products are designed for deploying, migrating, backing up, and restoring software settings on various hardware devices. The company has strategic business relationships with Hewlett-Packard, Dell, Fujitsu Siemens, Intel and Cisco.

AMN Healthcare Services, Inc., headquartered in San Diego, California, focuses on the travel segment of the temporary healthcare staffing industry and provides both nurse and allied health temporary healthcare professionals to hospital and healthcare facility clients.

Anaren, Inc., headquartered in East Syracuse, New York, designs, develops, manufactures, and markets integrated microwave component assemblies and subsystems for the wireless communications, satellite communications and defense electronics industries.

Blackbaud, Inc., headquartered in Charleston, South Carolina, provides software and related services designed specifically for nonprofit organizations worldwide.

The Bon-Ton Stores, Inc., headquartered in York, Pennsylvania, operates stores selling apparel, home furnishings, cosmetics, accessories and shoes.

Brown Shoe Company, Inc., headquartered in St. Louis, Missouri, operates retail shoe stores in the United States and Canada. The company's stores sell footwear for men, women and children. The company's stores include "Famous Footwear," "Factory Brand Shoes," "Warehouse Shoes," "Supermarket of Shoes," "Naturalizer" and "F.X. LaSalle." The company's licensed brand names include "Dr. Scholl's," "Disney" and "Star Wars."

Brush Engineered Materials Inc., headquartered in Cleveland, Ohio, is a manufacturer of high-performance engineered materials serving the global telecommunications and computer, optical media, automotive electronics, industrial components, aerospace and defense, and appliance markets

Citi Trends Inc., headquartered in Savannah, Georgia, is a retailer of value-priced urban fashion apparel and accessories for men, women and children. Stores also carry home decor items.

Coinstar, Inc., headquartered in Bellevue, Washington, owns and operates a multinational fully automated network of self-service coin-counting machines installed primarily in supermarkets across the United States, in Canada and in the United Kingdom.

CyberSource Corporation, headquartered in Mountain View, California, provides electronic payment and risk management solutions for processing Internet orders. The company's suite of products offers services to online merchants and corporate websites for global payment processing, fraud prevention, tax calculation, export compliance, delivery address verification, and fulfillment management.

Daktronics, Inc., headquartered in Brookings, South Dakota, supplies electronic scoreboards, computer-programmable display systems, large video display systems and related software and services for sport, business and transportation applications. The company designs, manufactures, installs and services integrated systems that display real-time data, graphics, animation and video.

Digene Corporation, headquartered in Gaithersburg, Maryland, develops, manufactures, and markets DNA and RNA tests for the detection, screening and monitoring of human diseases. The company's products are designed to help improve clinical outcomes and reduce the overall cost of disease management. The company's lead product aids physicians in identifying women who are at a high risk for cervical cancer and disease.

Dynamic Materials Corporation, headquartered in Boulder, Colorado, provides explosion-welded clad metal plates and welding services. The company also manufactures and welds components for the commercial aircraft, aerospace and defense industries.

The Exploration Company of Delaware, Inc., headquartered in San Antonio, Texas, engages in oil and gas exploration, development, and production in south Texas, Montana, North Dakota and South Dakota.

Flow International Corporation, headquartered in Kent, Washington, designs, develops, manufactures, markets, and services ultrahigh-pressure water pumps and water management systems. The pressurized water can be used in cutting and cleaning systems, specialized robotics systems, and food safety applications.

The Geo Group Inc., headquartered in Boca Raton, Florida, provides private services in the management of correctional, detention, and mental health facilities located primarily in the United States, but also in Australia, Canada, New Zealand and South Africa. The company's facilities include maximum, medium, and minimum security prisons; immigration and minimum security detention centers; and mental health facilities.

ICU Medical, Inc., headquartered in San Clemente, California, develops, manufactures and sells proprietary, disposable medical connection systems for use in intravenous therapy applications.

Intevac, Inc., headquartered in Santa Clara, California, engages in the provision of thin-film disk sputtering equipment, as well as the development of technology for low-light imaging sensors, cameras and systems.

Ladish Co., Inc., headquartered in Cudahy, Wisconsin, engages in the engineering, production, and marketing of forged and cast metal components for various load-bearing and fatigue-resisting applications in the jet engine, aerospace, and industrial markets worldwide.

LKQ Corporation, headquartered in Chicago, Illinois, engages in the purchase, procurement, sale, and distribution of recycled original equipment manufacturer automotive parts and aftermarket collision automotive replacement parts in the United States.

Mannatech, Incorporated, headquartered in Coppell, Texas, develops nutritional supplements, topical products and weight-management products that are sold through a global network marketing system throughout the United States, Australia, Canada, Japan, New Zealand and the United Kingdom.

Matrix Service Company, headquartered in Tulsa, Oklahoma, and its subsidiaries provide construction, and repair and maintenance services in the United States and Canada.

Mentor Graphics Corporation, headquartered in Wilsonville, Oregon, manufactures, markets and supports software and hardware Electronic Design Automation (EDA) products, embedded systems software products and provides related services that enable engineers to design, analyze, simulate, model, implement and verify the components of electronic systems.

Noven Pharmaceuticals, Inc., headquartered in Miami, Florida, is engaged in the development and manufacture of advanced transdermal drug delivery technologies and prescription transdermal products.

Omnicell, Inc., headquartered in Mountain View, California, offers a suite of clinical infrastructure and workflow automation solutions for healthcare facilities, including medication dispensing systems, supply automation systems, and a central pharmacy storage and retrieval system. Other products include clinical reference tools, an Internet-based procurement application, and decision support tools.

Orbital Sciences Corporation, headquartered in Dulles, Virginia, engages in the design, development, manufacture, and operation of small rockets and space systems for the U.S. Department of Defense and other U.S. government agencies, as well as for commercial and scientific customers.

Palomar Medical Technologies, Inc., headquartered in Burlington,
Massachusetts, researches, develops, manufactures, markets, sells and services light-based products used to perform procedures addressing medical and cosmetic concerns.

PAREXEL International Corporation, headquartered in Waltham,
Massachusetts, provides contract research, medical marketing, consulting and technology products and services to pharmaceutical, biotechnology and medical device industries.

Rofin-Sinar Technologies, Inc., headquartered in Plymouth, Michigan, designs, develops, engineers, manufactures and markets laser-based products, primarily used for cutting, welding and marking a range of materials.

Rogers Corporation, headquartered in Rogers, Connecticut, manufactures specialty materials for applications in the wireless communications, computer, transportation, imaging and consumer markets.

Select Comfort Corporation, headquartered in Minneapolis, Minnesota, is a developer, manufacturer and marketer of adjustable-firmness beds.

Shoe Carnival, Inc., headquartered in Evansville, Indiana, is a family footwear retailer operating primarily in the Midwest, South and Southeastern regions of the United States. The stores are decorated in a carnival-like atmosphere with bright lights, colors and neon signs.

Stratex Networks, Inc., headquartered in San Jose, California, designs, manufactures, and markets wireless solutions for wireless broadband access worldwide. The company primarily serves mobile wireless carriers, data access providers, fixed wireless carriers, and enterprises and government institutions that operate broadband wireless networks.

Sykes Enterprises, Incorporated, headquartered in Tampa, Florida, is engaged in providing customer management solutions and services to technology-enabled companies primarily within the technology, communications and financial services markets.

TeleTech Holdings, Inc., headquartered in Englewood, Colorado, provides outsourced customer support and marketing services for a variety of industries via call centers. The company also provides outsourced database management, direct marketing and related customer retention services for automotive dealerships and manufacturers in North America.

TradeStation Group, Inc., headquartered in Plantation, Florida, is an Internet-based securities brokerage company offering its products and services primarily to institutional, professional and active individual traders.

TriQuint Semiconductor, Inc., headquartered in Hillsboro, Oregon, design, develops, manufactures and markets a broad range of high-performance analog and mixed-signal integrated circuits for the wireless communications, telecommunications and computing markets. The company's integrated circuits use its proprietary (GaAs) technology, which has inherent physical properties that enable integrated circuits to operate at higher speeds with lower power consumption compared to silicon devices.

Zumiez Inc., headquartered in Everett, Washington, is a mall-based specialty retailer of action and sports-related apparel, footwear, accessories and equipment. The company's target market is both men and women between the ages of 12 and 24.


                 Value Line(R) Target 25 Strategy Stocks


Akamai Technologies, Inc., headquartered in Cambridge, Massachusetts, provides technology to companies and government agencies to deliver Web content and applications, such as ads, video, and other high-bandwidth content. The company serves more than 1,800 customers, including "Apple," "Best Buy," "FedEx," "Microsoft," the "U.S. Department of Defense," and "XM Satellite Radio."

Allegheny Technologies, Inc., headquartered in Pittsburgh, Pennsylvania, operates in three business segments: flat-rolled products, high-performance metals and industrial products.

American Eagle Outfitters, Inc., headquartered in Warrendale,
Pennsylvania, is a specialty retailer of men's and women's casual lifestyle apparel, footwear, and accessories.

AnnTaylor Stores Corporation, headquartered in New York, New York, sells better quality women's apparel, shoes and accessories through retail stores located in regional malls, upscale specialty centers and downtown locations throughout the United States.

Archer-Daniels-Midland Company, headquartered in Decatur, Illinois, is engaged in the business of procuring, transporting, storing, processing and merchandising agricultural commodities and products such as oil seeds, corn and wheat.

Big Lots, Inc., headquartered in Columbus, Ohio, engages in the retail of closeout merchandise in the United States.

Brush Engineered Materials Inc., headquartered in Cleveland, Ohio, is a manufacturer of high-performance engineered materials serving the global telecommunications and computer, optical media, automotive electronics, industrial components, aerospace and defense, and appliance markets.

BT Group PLC (ADR), headquartered in London, England, through its subsidiaries, provides communications solutions and services to business, residential, and wholesale customers in Europe, the Americas, and the Asia-Pacific region.

Christopher & Banks Corporation, headquartered in Plymouth, Minnesota, is a retailer of women's specialty apparel, operating retail stores through its wholly-owned subsidiary, Christopher & Banks, Inc.

Core Laboratories N.V., headquartered in Amsterdam, the Netherlands, provides reservoir description, production enhancement and reservoir management services. The company's customers include major, national, and independent oil and gas producers. The company also manufactures and sells petroleum reservoir rock and fluid analysis instrumentation and other integrated systems.

Dillard's, Inc. (Class A), headquartered in Little Rock, Arkansas, operates traditional department stores located primarily in the midwestern, southeastern and southwestern United States. The stores offer fashion apparel and home furnishings.

Garmin Ltd., headquartered in George Town, Grand Cayman, Cayman Islands, is a provider of navigation, communications, and information devices, most of which are enabled by Global Positioning System (GPS) technology.

General Cable Corporation, headquartered in Highland Heights, Kentucky, designs, develops, manufactures, markets and distributes copper, aluminum, and fiberoptic wire and cable products to communications, electrical and energy markets. The company operates worldwide.

GUESS?, Inc., headquartered in Los Angeles, California, designs, markets and distributes a line of casual apparel, accessories and related consumer products. The products are marketed and licensed under the brand names "Guess?," "Guess U.S.A." and "Triangle Design."

The Gymboree Corporation, headquartered in Burlingame, California, is a specialty retailer of high-quality apparel and accessories for children ages newborn to seven years. The company operates an international chain of stores.

Harley-Davidson, Inc., headquartered in Milwaukee, Wisconsin, designs, manufactures and sells heavyweight touring and custom motorcycles and related products and accessories internationally. The company also provides financing and insurance services for its products.

Kimball International, Inc., headquartered in Jasper, Indiana, provides wood furniture and cabinets, as well as electronic assemblies for use in various industries worldwide.

LifeCell Corporation, headquartered in Branchburg, New Jersey, develops and markets products made from human allograft tissue for use in reconstructive, urogynecologic and orthopedic surgical procedures.

McDermott International, Inc., incorporated in Panama, headquartered in Houston, Texas, through its subsidiaries, provides engineering, procurement, and project management services for customers involved in the production of energy worldwide.

NBTY, Inc., headquartered in Bohemia, New York, is a vertically integrated manufacturer, marketer and retailer of nutritional supplements in the United States, the United Kingdom and internationally.

Qwest Communications International Inc., headquartered in Denver,
Colorado, provides broadband Internet-based data, voice and image communications for businesses and consumers. The company also constructs and installs fiber optic systems for other communications providers and its own use.

Steven Madden, Ltd., headquartered in Long Island City, New York, together with its subsidiaries, designs, sources, markets and sells fashion-forward footwear brands for women, men and children.

TeleTech Holdings, Inc., headquartered in Englewood, Colorado, provides outsourced customer support and marketing services for a variety of industries via call centers. The company also provides outsourced database management, direct marketing and related customer retention services for automotive dealerships and manufacturers in North America.

Tempur-Pedic International Inc., headquartered in Lexington, Kentucky, through its primary subsidiary Tempur World, manufactures and markets foam mattresses, pillows and miscellaneous products under the Tempur-Pedic and other brand names.

TXU Corp., headquartered in Dallas, Texas, is a holding company which, through its subsidiaries, engages in the generation, purchase and distribution of electricity; the processing, transmission, distribution and marketing of natural gas; and power development and telecommunications.


We have obtained the foregoing company descriptions from sources we deem reliable. We have not independently verified the provided information either in terms of accuracy or completeness.

               CONTENTS OF REGISTRATION STATEMENT

A.   Bonding Arrangements of Depositor:

     First  Trust  Portfolios  L.P.  is  covered  by  a  Brokers'
     Fidelity Bond, in the total amount of $2,000,000, the insurer being National Union Fire Insurance Company of
     Pittsburgh.

B. This Registration Statement on Form S-6 comprises the following papers and documents:

     The facing sheet

     The Prospectus

     The signatures

     Exhibits



                               S-1


                           SIGNATURES

     The Registrant, FT 1201, hereby identifies The First Trust Special Situations Trust, Series 4; The First Trust Special Situations Trust, Series 18; The First Trust Special Situations Trust, Series 69; The First Trust Special Situations Trust, Series 108; The First Trust Special Situations Trust, Series 119; The First Trust Special Situations Trust, Series 190; FT 286; The First Trust Combined Series 272; FT 412; and FT 438; FT 556; FT 754; FT 1102; FT 1179 and FT 1180 for purposes of the
representations   required  by  Rule  487  and   represents   the
following:

     (1) that the portfolio securities deposited in the series as to the securities of which this Registration Statement is being filed do not differ materially in type or quality from those deposited in such previous series;

     (2) that, except to the extent necessary to identify the specific portfolio securities deposited in, and to provide essential financial information for, the series with respect to the securities of which this Registration Statement is being filed, this Registration Statement does not contain disclosures that differ in any material respect from those contained in the registration statements for such previous series as to which the effective date was determined by the Commission or the staff; and

     (3)  that it has complied with Rule 460 under the Securities
Act of 1933.

     Pursuant to the requirements of the Securities Act of 1933, the Registrant, FT 1201, has duly caused this Amendment to Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the Village of Lisle and State of Illinois on September 29, 2006.

                              FT 1201

                              By FIRST TRUST PORTFOLIOS L.P.
                                        Depositor




                              By  Jason T. Henry
                                  Senior Vice President


                               S-2


     Pursuant to the requirements of the Securities Act of 1933, this Amendment to the Registration Statement has been signed below by the following person in the capacity and on the date indicated:

       NAME                  TITLE*                 DATE


Judith M. Van Kampen         Director           )
                             of The Charger     )
                             Corporation, the   )   September 29, 2006
                             General Partner of )
                             First Trust        )
                             Portfolios, L.P.   )

Karla M. Van Kampen-Pierre   Director           )
                             of The Charger     )
                             Corporation, the   )   Jason T. Henry
                             General Partner of )   Attorney-in-Fact**
                             First Trust        )
                             Portfolios, L.P.   )

David G. Wisen               Director           )
                             of The Charger     )
                             Corporation, the   )
                             General Partner of )
                             First Trust        )
                             Portfolios, L.P.   )



       * The title of the person named herein represents his or her capacity in and relationship to First Trust
       Portfolios L.P., Depositor.

       ** An executed copy of the related power of attorney was filed with the Securities and Exchange Commission in connection with the Amendment No. 1 to Form S-6 of FT 597 (File No. 333-76518) and the same is hereby incorporated herein by this reference.


                               S-3


    CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

     We consent to the use in this Amendment No. 3 to Registration Statement No. 333-135374 of our report dated September 29, 2006 relating to the financial statement of FT 1201 appearing in the Prospectus, which is a part of such Registration Statement, and to the reference to us under the caption "Experts" in such Prospectus.





Deloitte & Touche LLP


Chicago, Illinois
September 29, 2006


                               S-4



                       CONSENTS OF COUNSEL

     The consents of counsel to the use of their names in the Prospectus included in this Registration Statement will be contained in their respective opinions to be filed as Exhibits
3.1, 3.2 and 3.3 of the Registration Statement.


              CONSENT OF FIRST TRUST ADVISORS L.P.

     The consent of First Trust Advisors L.P. to the use of its name in the Prospectus included in the Registration Statement will be filed as Exhibit 4.1 to the Registration Statement.




                               S-5


                          EXHIBIT INDEX

1.1 Form of Standard Terms and Conditions of Trust for FT 785 and certain subsequent Series, effective December 9, 2003 among First Trust Portfolios L.P., as Depositor, The Bank of New York, as Trustee, First Trust Advisors L.P., as Evaluator, and First Trust Advisors L.P., as Portfolio Supervisor.

1.1.1 Form of Trust Agreement for FT 1201 among First Trust Portfolios L.P., as Depositor, The Bank of New York, as Trustee, First Trust Advisors L.P., as Evaluator, First Trust Advisors L.P., as Portfolio Supervisor, and FTP Services LLC, as Fund/SERV Eligible Unit Servicing Agent.

1.2 Copy of Certificate of Limited Partnership of First Trust Portfolios L.P. (incorporated by reference to Amendment No. 1 to Form S-6 [File No. 33-42683] filed on behalf of The First Trust Special Situations Trust, Series 18).

1.3      Copy   of   Amended  and  Restated  Limited  Partnership
         Agreement of First Trust Portfolios L.P. (incorporated by reference to Amendment No. 1 to Form S-6 [File No. 33-42683] filed on behalf of The First Trust Special Situations Trust, Series 18).

1.4 Copy of Articles of Incorporation of The Charger Corporation, the general partner of First Trust Portfolios L.P., Depositor (incorporated by reference to Amendment No. 1 to Form S-6 [File No. 33-42683] filed on behalf of The First Trust Special Situations Trust, Series 18).

1.5 Copy of By-Laws of The Charger Corporation, the general partner of First Trust Portfolios L.P., Depositor (incorporated by reference to Amendment No. 1 to Form S-6 [File No. 33-42683] filed on behalf of The First Trust Special Situations Trust, Series 18).

1.6      Underwriter  Agreement  (incorporated  by  reference  to
         Amendment No. 1 to Form S-6 [File No. 33-48055] filed on behalf of The First Trust Special Situations Trust,
         Series 19).

2.1      Copy  of  Certificate of Ownership (included in  Exhibit
         1.1 filed herewith on page 2 and incorporated herein by reference).

                               S-6


2.2 Copy of Code of Ethics (incorporated by reference to Amendment No. 1 to form S-6 [File No. 333-31176] filed on behalf of FT 415).

3.1 Opinion of counsel as to legality of securities being registered.

3.2 Opinion of counsel as to Federal income tax status of securities being registered.

3.3 Opinion of counsel as to New York income tax status of securities being registered.

4.1    Consent of First Trust Advisors L.P.

6.1 List of Directors and Officers of Depositor and other related information (incorporated by reference to Amendment No. 1 to Form S-6 [File No. 33-42683] filed on behalf of The First Trust Special Situations Trust, Series 18).

7.1 Power of Attorney executed by the Directors listed on page S-3 of this Registration Statement (incorporated by reference to Amendment No. 1 to Form S-6 [File No. 333-
       76518] filed on behalf of FT 597.



                               S-7